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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 20, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PARADIGM LTD.
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

PO Box 908GT
Walker House
Mary Street
George Town, Grand Cayman
Cayman Islands
(345) 945-3727
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John W. Gibson, Jr.
Chief Executive Officer & President
Paradigm Ltd.
PO Box 908GT
Walker House
Mary Street
George Town, Grand Cayman
Cayman Islands
(345) 945-3727
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Casey T. Fleck Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, CA 90071-3144 (213) 687-5000	Tracy K. Edmonson Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 391-0600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A ordinary shares, $0.0001 par value per share	$200,000,000	$21,400.00

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2006.

PROSPECTUS

Shares

Class A Ordinary Shares

        This is an initial public offering of the Class A ordinary shares of Paradigm Ltd. We are offering            Class A ordinary shares and the selling shareholders named in this prospectus, including our Chief Executive Officer, John W. Gibson, Jr., are offering            Class A ordinary shares.

        We have two classes of ordinary shares outstanding, Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to five votes per share and is convertible into one Class A ordinary share at any time at the option of the holder or automatically upon the occurrence of specified events. After the offering, affiliates of Fox Paine Capital Fund II International, L.P. will hold Class B ordinary shares representing approximately            % of our outstanding ordinary shares and            % of the voting power of our outstanding ordinary shares (assuming the underwriters do not exercise their over-allotment option).

        We currently estimate that the initial public offering price will be between $    and $    per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Prior to this offering, there has been no public market for our Class A ordinary shares. We intend to apply to have our Class A ordinary shares quoted on the Nasdaq Global Market under the symbol "            ".

        Investing in our Class A ordinary shares involves risks. See "Risk Factors" beginning on page 10 to read about the factors you should consider before investing in our Class A ordinary shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling shareholders (before expenses)	$	$

        Our selling shareholders have granted an over-allotment option to the underwriters of this offering. Under this option, the underwriters may elect to purchase a maximum of            additional shares of our Class A ordinary shares from our selling shareholders at the initial public offering price less the underwriting discounts and commissions within 30 days following the date of this prospectus to cover over-allotments, if any.

        The underwriters anticipate that the Class A ordinary shares will be ready for delivery to purchasers on or about                        , 2006.

Lehman Brothers	UBS Investment Bank	Banc of America Securities LLC
CIBC World Markets	Jefferies & Company	RBC Capital Markets

                        , 2006

Petrophysical Analysis
Geolog®
Modeling
Earth Decision Powered by GOCAD®
Seismic Imaging
GeoDepth™
Seismic Processing
Focus™
Well Planning & Drilling
Sysdrill™
Interpretation
Explorer™
SeisEarth™
VoxelGeo™

A LEADING PROVIDER OF ENTERPRISE SOFTWARE
THAT CREATES DIGITAL MODELS OF THE EARTH'S SUBSURFACE

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Cautionary Note Regarding Forward-Looking Statements
Use of Proceeds
Our Policy Regarding Dividends
Dilution
Capitalization
Our Organizational Structure
Exchange Transaction
Selected Historical Consolidated Financial Data
Unaudited Pro Forma Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Management
Our Relationship with Fox Paine
Certain Relationships and Related Transactions
Beneficial Share Ownership
Description of Our Share Capital
Shares Eligible for Future Sale
Certain Material Tax Consequences
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Financial Statements

        Until            , 2006, all dealers that buy, sell or trade in our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

        You should rely only on the information contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We have not authorized anyone to provide you with different information. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Neither we nor the selling shareholders are making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our Class A ordinary shares if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

i

        No action is being taken in any jurisdiction outside the United States to permit public offering of the Class A ordinary shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

        As used in this prospectus, unless the context requires otherwise, (1) references to "Paradigm," "company," "we," "us" and "our" refer to Paradigm Ltd. and its consolidated subsidiaries, (2) references to "Fox Paine" refer to Fox Paine Capital Fund II International, L.P. and its affiliated investment funds and entities and (3) references to our articles of association are to our articles and memorandum of association as they will be amended and restated prior to the completion of this offering.

ii

PROSPECTUS SUMMARY

        This summary provides an overview of selected information contained elsewhere in this prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our Class A ordinary shares. Therefore, you should read the following together with the more detailed information set forth in this prospectus, including the risks of purchasing our Class A ordinary shares discussed under the heading "Risk Factors" and our consolidated financial statements and the notes to these financial statements appearing elsewhere in this prospectus.

Overview

        We are a leading provider of enterprise software solutions to the global oil and natural gas exploration and production industry. Our software enables our customers to locate new oil and natural gas reservoirs and optimize production from new and existing reservoirs. Our customers use our integrated software suite to create dynamic digital models of the Earth's subsurface by analyzing and interpreting vast amounts of data from a wide variety of sources. We also provide strategic consulting services that utilize our software applications to enhance our customers' exploration and production workflows and assist them in realizing greater returns on exploration and production activities.

        The oil and natural gas industry is expected to spend approximately $137 billion in 2006 to discover and produce oil and natural gas reserves, according to PennWell Corporation. Oil and natural gas companies base their exploration and production spending on their ability to predict whether subsurface geological formations contain oil or natural gas and to determine whether reserves can be extracted in a cost-effective manner. Our integrated suite of software applications assembles vast amounts of data about a target geological region in order to generate a digital model of the Earth's subsurface for that area. These subsurface models of the Earth facilitate our customers' assessments of potential oil and natural gas reserves and assist in the determination of the most efficient and safest extraction method.

        Our team of over 750 employees is strategically located across 22 countries in major oil and natural gas producing regions to address our customers' needs in the regions in which they operate. Our development team of more than 200 skilled earth scientists, computer scientists and engineers, including approximately 60 Ph.D.s, solves industry problems and translates solutions into user-friendly, comprehensive software applications. We complement our research and development activities by collaborating with our customers and supporting more than 200 research and academic institutions globally.

        We have approximately 450 customers worldwide, including all of the super-major oil companies, as well as many of the major, national and independent oil companies and services companies. We generate our revenues from sales of software licenses and products, and related maintenance and support services, as well as from strategic consulting solutions. We generated revenues of $98.7 million and $61.6 million, respectively, for the year ended December 31, 2005 and the six months ended June 30, 2006 and generated $10.3 million and $12.7 million of cash from operations during such periods, respectively.

Challenges Facing Our Customers

        The process of finding, extracting and producing oil and natural gas requires large capital and operating expenditures with no certainty of success. Oil and natural gas companies must analyze and evaluate subsurface data in order to make intelligent investment decisions, realize greater returns and capitalize on their investment. Companies make these decisions during all market conditions, including during periods of low commodity prices, when exploration and production capital budgets are constrained, and during periods of high commodity prices, when extraction activities must be maximized. In addition, oil and natural gas companies face other significant challenges relating to the exploration and production processes, including optimizing production from existing reservoirs, locating new reservoirs, managing vast amounts of subsurface data, attracting qualified personnel and complying with regulatory constraints.

        To address these and other challenges, oil and natural gas companies have increased their reliance on technical analyses of the Earth's subsurface. According to the 2005 IT Spending Survey research report published by Energy Insights, an IDC Company, total spending on software by the oil and natural gas industry in 2005 was approximately $8 billion and is expected to grow to more than $11 billion by 2009. We operate in the exploration and production applications subsector of this market, which is expected to grow more than 11% annually through 2009. The increasing complexity of oil and natural gas extraction requires more sophisticated technical analyses and process optimization to ensure efficient production activities with adequate financial returns. To assist with these requirements, oil and natural gas companies are allocating increased amounts of their technology spending to software and services that assist them in making these exploration and production investment decisions.

The Paradigm Solution

        We deliver our science, engineering and business process expertise in the form of enterprise software and software-related strategic consulting that assist our clients in realizing greater value and returns from their exploration and production processes. Our integrated software suite enables our customers to create dynamic digital models of the Earth's subsurface used to improve their exploration and production decision making, particularly in complex regions. Our customers use our solutions to enhance their ability to locate new reservoirs to replace reserves, increase exploration well success rates, optimize drilling efficiency, sustain production from existing reservoirs and improve productivity of their assets and workforce. Our customers rely on our solutions in times of high commodity prices, when our customers seek to improve the speed and effectiveness of their exploration and production activities, and during periods of low commodity prices, when they cannot afford to devote resources to prospects without a high probability of success.

        Our scientists work closely with our software developers to build integrated solutions that are applied to oil and natural gas basins around the world. Our software uses advanced mathematical algorithms to transform vast amounts of recorded subsurface information into detailed images and geologic models of the Earth's subsurface. Our software allows our customers to update these earth models with new data and additional processes as they become available, eliminating many of the manual tasks previously associated with data analysis, reducing model building error and facilitating collaboration between earth scientists and engineers working on common projects.

Our Competitive Strengths

        We believe that we are a leader in the markets we serve as a result of the following competitive strengths:

          Leading Model-Centric Software for the Earth's Subsurface.    Our software incorporates data and analyses from multiple sources into a single model of the Earth's subsurface, creating a comprehensive view of the region being examined. We believe that our model-centric approach to subsurface analysis is more effective than other available technologies and contributes to our reputation as a technological leader.

          Ability to Leverage Vast Amounts of Complex Data.    Our software assembles subsurface data from numerous sources to provide a comprehensive view of the Earth's subsurface. Our software renders this data useful by generating dynamic, digital models of the Earth's subsurface that our customers use to make exploration and production decisions. We believe that the ability of our software to rapidly process and image hundreds of terabytes of complex subsurface data from multiple sources gives us a substantial advantage over our competitors.

          Comprehensive, Integrated and Open Architecture Software Solutions.    We provide a comprehensive software suite that can address challenges throughout the exploration and production lifecycle. Our core software applications can operate on a standalone basis or be combined to form an integrated software system. Our customers integrate our third-party compatible software with their specific workflows and share data across our applications, as well as other applications, in many cases without conversion or reformatting.

          Independent Provider of Subsurface Software.    We focus on providing our customers with advanced scientific software and strategic consulting that facilitate the search for and production of oil and natural gas. Because we do not provide drilling, well completion or other oilfield services, we are able to focus our resources on creating analytical tools that provide our customers with an independent view of their oil and natural gas prospects.

          Global Footprint for Support, Strategic Consulting and R&D Activities.    We license our software and provide strategic consulting to approximately 450 companies worldwide. We maintain sales, service and user support offices, and technology centers that are strategically located in 22 countries, including rapidly developing nations such as India and China. Our presence in the regions in which our customers operate provides us with critical insight into our customers' specific needs and upcoming projects.

          Strong Management Team with Extensive Industry Experience.    Our management team has substantial experience in applying technology to address the needs of the oil and natural gas community. For example, our CEO, John W. Gibson, Jr., has led Chevron's subsurface research and development team and Halliburton's energy services business. As a result of our senior executives' extensive industry experience, we have direct contacts with many of our customers' senior decision-making executives worldwide and critical insights into their use of technology to solve exploration and production challenges.

Our Strategy

        Our goal is to extend our position as a leading provider of digital solutions that visualize, interpret and analyze vast amounts of earth subsurface data to industries requiring digital subsurface modeling. Our strategy to achieve this objective includes the following:

          Extend Our Technological Leadership.    We are a leader in the industry's transition from data-centric software solutions, which create static views of the Earth's subsurface, to model-centric solutions, which provide dynamic models of the Earth's subsurface that incorporate data and analysis from multiple disciplines. We are continually working with our customers to create new software applications that will address their evolving needs. We also expect to leverage our strategic consulting services to further our technological innovation and product development efforts using the significant insight we gain into the challenges facing our customers.

          Further Penetrate and Expand Our Extensive Customer Base.    Our customers view our software applications and related services as critical to their search for oil and natural gas and optimization of production from existing reservoirs. We believe we can capitalize on this brand equity and installed base by cross-selling additional applications from our comprehensive set of enterprise solutions and by delivering high quality strategic consulting services that demonstrate the value of our software. We also intend to expand our customer base by configuring our software solutions for use in other subsurface industries, including mining, water and waste management, civil engineering, construction and hazardous materials.

          Expand Our Global Presence.    We intend to continue to expand our global footprint by adding skilled sales, technical sales, support and strategic consulting personnel to our existing locations. We plan to focus on regions that have been increasingly targeted for oil and natural gas discovery, such as Russia, India, China, Latin America, the Middle East, West Africa and North Africa. We will also continue to collaborate with our customers to improve our understanding of our customers' current and anticipated technology needs and adapt our software products and strategic consulting solutions to address those specific problems.

          Selectively Pursue Strategic Acquisitions.    We intend to selectively pursue strategic acquisitions that provide complementary and innovative technologies, intellectual property and experience to enhance our software and strategic consulting solutions. We believe that these types of acquisitions can accelerate the addition of new technology into our software portfolio, positioning us to increase our market share in our core oil and natural gas industry as well as to become a leader in other subsurface markets.

Our Sponsor

        Fox Paine, an international private equity firm, made its initial investment in us in 2002. Fox Paine manages investment funds in excess of $2.7 billion that provide equity capital for management buyouts, going private transactions and company expansion and growth programs. Upon completion of the offering, Fox Paine will hold Class B ordinary shares representing approximately    % of our outstanding ordinary shares or    % of the voting power in us. See "Our Relationship with Fox Paine."

Earth Decision Acquisition

        Through a series of transactions during August and September 2006, Paradigm Geotechnology B.V., our subsidiary, completed an acquisition of Earth Decision, a leading provider of solid earth-modeling software. The total purchase price of $56.0 million included 2,932,605 ordinary shares of Paradigm Geotechnology B.V., $2.7 million in cash, $8.9 million aggregate principal amount of convertible subordinated debentures of Paradigm Geotechnology B.V. and transaction fees and expenses. Paradigm Geotechnology B.V. has also agreed to issue an additional 1,006,578 shares and $3.1 million aggregate principal amount of convertible subordinated debentures upon the conversion of specified Earth Decision options and preferred securities. An additional 616,916 ordinary shares of Paradigm Geotechnology B.V. may be issued in 2007 pursuant to an earn-out arrangement that is based on the achievement by Earth Decision of specified financial goals through December 31, 2006. The ordinary shares of Paradigm Geotechnology B.V. issued in connection with this acquisition may be exchanged for our Class B ordinary shares.

Organizational Structure

        We are a Cayman Islands holding company with no material assets other than our indirect ownership of 86.1% of the outstanding ordinary shares of our subsidiary, Paradigm Geotechnology B.V., a Netherlands private limited liability company. As a result of our indirect majority voting interest in Paradigm Geotechnology B.V., we control Paradigm Geotechnology B.V.'s management and operations. We operate our business through subsidiaries of Paradigm Geotechnology B.V. See "Our Organizational Structure" for a diagram of our company following the offering.

Company Information

        Our principal executive offices are located at Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands and our telephone number is (345) 945-3727. Our internet address is www.paradigmgeo.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on or referred to by our website as part of this prospectus.

THE OFFERING

Class A Ordinary Shares Offered by Us	Class A ordinary shares
Class A Ordinary Shares Offered by the Selling Shareholders	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their over-allotment option in full)
Total Class A Ordinary Shares Offered	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their over-allotment option in full)
Class A Ordinary Shares Outstanding Immediately After this Offering	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their over-allotment option in full)
Class B Ordinary Shares Outstanding Immediately After this Offering	Class B ordinary shares (or Class B ordinary shares if the underwriters exercise their over-allotment option in full)
Total Ordinary Shares to be Outstanding After this Offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full)
Voting Rights and Conversion	We have two classes of authorized ordinary shares: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion provisions set forth in this prospectus. The holders of Class B ordinary shares are entitled to five votes per share and the holders of Class A ordinary shares are entitled to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder or automatically upon the occurrence of specified events. See "Description of Our Share Capital."
Use of Proceeds	We intend to use the net proceeds that we will receive from this offering, estimated to be $ million, based on the midpoint of the estimated offering range set forth on the cover page of this prospectus, as follows: $ million to redeem all of the outstanding convertible subordinated debentures of Paradigm Geotechnology B.V., $ million to repay outstanding indebtedness under the credit facility and $ million to terminate the management agreement with Fox Paine. See "Use of Proceeds."
We will not receive any proceeds from the sale of Class A ordinary shares by the selling shareholders, including our Chief Executive Officer, John W. Gibson, Jr. See "Beneficial Share Ownership."

Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our Class A ordinary shares.
Dividend Policy	We currently do not intend to pay any cash dividends on either class of ordinary shares in the foreseeable future. We anticipate that all of our earnings, if any, for the foreseeable future will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory and legal restrictions and other factors that our Board of Directors may deem relevant. For additional information, see "Our Policy Regarding Dividends."
Proposed Nasdaq Global Market Symbol	" "

        There were 15,124,573 ordinary shares outstanding, all of which are Class B ordinary shares, based on the number of ordinary shares that were issued and outstanding as of June 30, 2006 on a pro forma basis after giving effect to our formation as a Cayman Islands holding company, the consummation of our acquisition of Earth Decision and the exchange transaction. See "Exchange Transaction." Unless we specifically state otherwise, the number of ordinary shares outstanding immediately after this offering does not include:

  •
  2,437,997 Class B ordinary shares issuable upon the exercise of exchange rights of Paradigm Geotechnology B.V.'s outstanding ordinary shares;

  •
  1,342,105 Class B ordinary shares issuable upon the exercise of exchange rights of Earth Decision shares;

  •
  616,916 Class B ordinary shares that may be issued in 2007 pursuant to an earn-out arrangement based on the achievement by Earth Decision of specified financial goals through December 31, 2006; and

  •
  5,321,676 Class B ordinary shares issuable upon the exercise of stock options outstanding as of June 30, 2006 at a weighted average exercise price of $5.48 per share.

        The Class B ordinary shares described above, including those Class B ordinary shares outstanding and those Class B ordinary shares that would be issued upon exercise of any outstanding rights to acquire Class B ordinary shares, may be converted into Class A ordinary shares.

        Except as otherwise indicated, all share information in this prospectus:

  •
  gives effect to the redemption of approximately $         million aggregate principal amount of convertible subordinated debentures with a portion of the net proceeds of this offering;

  •
  gives effect to the redemption immediately following this offering of the outstanding warrant to purchase 149,700 ordinary shares of Paradigm Geotechnology B.V. for a redemption price of $       million; and

  •
  assumes no exercise by the underwriters of their right to purchase additional Class A ordinary shares to cover over-allotments, if any.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following table summarizes year-end historical, unaudited six month historical and unaudited pro forma consolidated financial data for Paradigm Geotechnology B.V., our predecessor, for the periods and as of the dates indicated. The pro forma consolidated financial data reflects the formation of our company as a Cayman Islands holding company and the Earth Decision acquisition. This summary information should be read in conjunction with "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,					Six months ended June 30,
	2003	2004(1)		2005	Pro Forma 2005(2)	2005	2006	Pro Forma 2006(2)
	(Dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
Software licenses and products(3)	$26,639	$30,850		$36,444	$46,055	$17,343	$27,238	$34,860
Maintenance and support	28,632	30,312		34,429	45,146	16,499	19,221	25,530
Strategic consulting	17,911	27,758		27,813	27,813	13,339	15,168	15,168

Total revenue	73,182	88,920		98,686	119,014	47,181	61,627	75,558
Cost of revenue:
Software licenses and products(3)	3,883	2,761		2,923	4,058	1,547	5,822	6,785
Maintenance and support	9,790	10,561		12,690	17,035	6,194	6,756	9,189
Strategic consulting	15,271	23,222		28,162	28,162	12,943	14,428	14,428

Total cost of revenue	28,944	36,544		43,775	49,255	20,684	27,006	30,402
Gross profit	44,238	52,376		54,911	69,759	26,497	34,621	45,156
Operating expenses:
Sales and marketing	15,652	16,215		17,917	22,821	8,802	9,782	13,330
Research and development	16,516	17,396		19,305	37,369	9,428	9,760	26,170
General and administrative	12,439	11,391		16,101	22,364	7,075	9,373	13,027
Amortization of intangibles	1,487	1,765		2,090	3,735	1,144	1,094	1,900
Related party fees and expenses	1,171	2,829	(4)	1,757	1,757	552	577	577
Goodwill impairment	—	—		4,899	4,899	—	—	—
Restructuring and impairment costs	—	993		4,491 (5)	4,491	829	—	—

Total operating expenses	47,265	50,589		66,560	97,436	27,830	30,586	55,004

Operating income (loss)	(3,027)	1,787		(11,649)	(27,677)	(1,333)	4,035	(9,848)
Interest and other expense:
Interest expense, net	(1,232)	(2,639)		(5,225)	(5,046)	(2,870)	(2,192)	(2,110)
Interest expense on convertible subordinated debentures	(2,354)	(23,249	)(6)	(1,394)	(1,850)	(688)	(1,473)	(1,698)
Other expense, net	(747)	(306)		(619)	(285)	(237)	(167)	(409)

	(4,333)	(26,194)		(7,238)	(7,181)	(3,795)	(3,832)	(4,217)
Income (loss) before income taxes	(7,360)	(24,407)		(18,887)	(34,858)	(5,128)	203	(14,065)
Provision for income taxes	1,057	1,609		786	958	209	161	310

Net income (loss)	$(8,417)	$(26,016)		$(19,673)	$(35,816)	$(5,337)	$42	$(14,375)

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$11,766	$(18,191)		$10,266		$8,479	$12,710
Investing activities	(4,127)	(24,904)		(5,583)		(2,863)	(2,161)
Financing activities	(5,074)	40,402		(1,745)		(2,897)	(7,932)
Other Financial Data:
EBITDA(7)				(855)		3,499	9,599
Adjusted EBITDA(7)				13,467		6,065	11,718

		As of June 30, 2006
	As of December 31, 2005
		Actual	Pro Forma(2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,338	$13,026	$18,159
Working capital	(801)	1,252	3,667
Total assets	144,672	147,081	195,111
Subordinated debentures	29,258	30,731	42,745
Total other long-term liabilities	62,209	57,880	59,222
Total shareholders' equity	8,631	10,728	35,915

(1)
Amounts include the acquisitions of Reservoir Technology Division on April 22, 2004 ($21.1 million purchase price) and Petroleum Workbench on June 30, 2004 ($2.5 million purchase price) and the results of operations of those acquisitions since their respective acquisition dates.

(2)
Pro forma amounts reflect the formation of our company as a Cayman Islands holding company and the acquisition of Earth Decision, as if the transactions occurred on January 1 of such period presented for the pro forma consolidated statement of operations and cash flows data, and as of June 30, 2006 for the pro forma consolidated balance sheet data.

(3)
Included in software licenses and products are sales of hardware and third-party software products provided to certain customers on a cost plus basis to facilitate the implementation. For 2003, 2004 and 2005, and for the six months ended June 30, 2005 and June 30, 2006, sales of hardware and third-party software products totaled $1.5 million, $0.8 million, $1.5 million, $1.1 million and $5.5 million, respectively. The cost of revenues related to the sale of hardware and third-party software products totaled $1.5 million, $0.8 million and $1.5 million, for the years 2003, 2004 and 2005, respectively, and totaled $1.1 million and $5.4 million for the six months ended June 30, 2005 and June 30, 2006, respectively.

(4)
Includes a $1.5 million advisory fee paid to Fox Paine in connection with the amendment of the credit agreement.

(5)
Includes $1.6 million of employee termination and facility costs and $2.9 million of impairments of intangible assets.

(6)
Includes $21.1 million of interest on convertible subordinated debentures following a distribution to Paradigm Geotechnology B.V.'s ordinary shareholders. In connection with any distribution to shareholders, the terms of the convertible subordinated debentures provide for an additional payment to the debenture holders on a basis equal to what they would have received as a distribution to shareholders if they had converted to ordinary shares prior to the distribution. These payments are reflected as interest expense in the consolidated statements of operations.

(7)
EBITDA and adjusted EBITDA are used by management to measure operating performance. EBITDA is defined as net income (loss) plus total interest, taxes, depreciation and amortization. Adjusted EBITDA excludes non-cash items and other items that management does not utilize in assessing our operating performance. Management believes that it is useful to eliminate these items because it allows management to focus on what it deems to be a more reliable indicator of ongoing operating performance and its ability to generate cash flow from operations. As a result, internal management reports used during monthly operating reviews feature the EBITDA and adjusted EBITDA metrics. However, management uses these metrics in conjunction with GAAP operating performance measures as part of its overall assessment of company performance and therefore does not place undue reliance on these measures as its only measures of operating performance.

EBITDA and adjusted EBITDA are also used by research analysts, investment bankers and lenders to assess our operating performance. For example, a measure similar to EBITDA is required by the lenders under the credit facility. Neither EBITDA nor adjusted EBITDA are recognized terms under GAAP and do not purport to be an alternative to net income (loss) as an indicator of operating performance or any other GAAP measure. Because not all companies use identical calculations, our presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly-titled measures of other companies. However, these measures can still be useful in evaluating our performance against our peer companies because management believes the measures provide users with valuable insight into key components of GAAP amounts. For example, eliminating the effects of interest expense reduces the impact of a company's capital structure on its performance. In addition, removing the provision for income taxes from EBITDA permits users to assess returns on a pre-tax basis.

All of the items included in the reconciliation from net income (loss) to adjusted EBITDA are either (i) non-cash items (e.g., depreciation and amortization and goodwill impairment) or (ii) items that management does not consider to be useful in assessing our on-going operating performance (e.g., income taxes, related party fees and expenses and restructuring and impairment costs). In the case of the non-cash items, management believes that investors can better assess our operating performance if the measures are presented without such items because, unlike cash expenses, these adjustments do not affect our ability to generate free cash flow or invest in our business. For example, by adding back depreciation and amortization to net income (loss), users can compare operating performance without regard to different accounting determinations such as useful life. In the case of the other items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance. For example, investors are better able to assess our ongoing operating performance and ability to generate cash flow from operations by excluding related party fees and expenses because we will not be obligated to pay these fees and expenses following the completion of this offering. See "Our Relationship with Fox Paine—Management Agreement."

EBITDA and adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use since they do not consider certain cash requirements, such as interest payments, tax payments, debt service requirements and capital expenditures.

       The following is a reconciliation of net income (loss) to EBITDA and adjusted EBITDA:

		Six months ended June 30,
	Year ended December 31, 2005
		2005	2006
	(Dollars in thousands)
Net income (loss)	$(19,673)	$(5,337)	$42
Interest expense on convertible subordinated debentures	1,394	688	1,473
Interest expense, net	5,225	2,870	2,192
Provision for income taxes	786	209	161
Depreciation and amortization	11,413	5,069	5,731

EBITDA	(855)	3,499	9,599
Related party fees and expenses	1,757	552	577
Goodwill impairment	4,899	—	—
Restructuring and impairment costs	4,491	829	—
Share-based compensation(a)	2,300	1,185	1,542
Write-off of South American bad debt expense(b)	875	—	—

Adjusted EBITDA	$13,467	$6,065	$11,718

  (a)
  Amounts represent non-cash expense associated with share-based compensation to certain employees, which are included in the following line items in our consolidated statement of operations:

		Six months ended June 30,
	Year ended December 31, 2005
		2005	2006
Cost of revenue (strategic consulting)	$116	$76	$45
Sales and marketing	212	130	94
Research and development	300	175	194
General and administrative	1,672	804	1,209

	$2,300	$1,185	$1,542

  (b)
  Represents the write-off of the account of a single customer located in South America, which is included in "general and administrative" in our consolidated statements of operations.

RISK FACTORS

        An investment in our Class A ordinary shares involves a number of risks. You should read carefully and consider the following risks as well as the other information contained in this prospectus, including the financial statements and the notes to those financial statements, before making an investment decision. The realization of any of these risks could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects. The trading price of our Class A ordinary shares could decline due to any of these risks, and you could lose part or all of your investment. The order of these risk factors does not reflect their relative importance or likelihood of occurrence.

Risks Related to Our Business

We have experienced substantial losses in the past and may incur additional losses in the future.

        For the years ended December 31, 2003, 2004 and 2005, we recorded net losses of $8.4 million, $26.0 million and $19.7 million, respectively. As of December 31, 2005, our accumulated deficit was $60.5 million. We may incur net losses, as well as operating losses, in the future.

If we fail to attract and retain skilled employees, we will not be able to implement our business strategy or operate our business effectively.

        Our business requires highly qualified personnel for research and development, sales and marketing, software programming, technical customer support, seismic data processing and analysis services, reservoir studies and strategic consulting. Our success depends in large part on our ability to attract, train, motivate and retain highly skilled scientists and technology professionals, including geologists, geophysicists, petrophysicists, drilling and reservoir engineers, mathematicians and software programmers. Qualified personnel in these areas are in demand and are likely to remain a limited resource for the foreseeable future. In addition, the financial resources required to attract and retain such personnel may adversely affect our operating margins. If we are unable to continue to attract and retain the skilled employees that we require, our ability to manage and complete our existing projects and to compete for new customer contracts may be adversely affected.

Volatility in global oil and natural gas prices, or a decrease or delay in exploration and production activity and spending by global oil and natural gas companies, could have a material adverse effect on our business.

        We derive substantially all of our revenues from companies in the global oil and natural gas exploration and production industries and from companies who provide services to these companies. The level of expenditures by the global oil and natural gas industry for the exploration, development and production of crude oil and natural gas reserves is generally dependent on current and projected prices for oil and natural gas. Oil and natural gas prices have historically been volatile and are affected by numerous factors, including the demand for oil and natural gas products; the availability of alternative energy sources; political and economic uncertainty, geopolitical unrest and acts of terrorism; the level of worldwide oil exploration and production activity; and the cost of exploring for, producing and delivering oil and natural gas.

        Sustained periods of volatility in global oil and natural gas prices create uncertainty about future demand for oil and natural gas, which could decrease the demand for our products and services, particularly if our customers reduce their exploration and production efforts during such periods and require fewer software licenses or services. As a result, prolonged periods of volatility of oil and natural gas prices in the future, or decreases in exploration and production spending, could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We may not successfully integrate Earth Decision or any subsequent acquisition into our business and operations.

        Following our subsidiary's acquisition of Earth Decision in August 2006, the integration of the two companies involves a number of risks, including, but not limited to:

  •
  difficulties combining and integrating Earth Decision's offerings with our software to create an integrated solution;

  •
  demands on management related to the significant increase in the size of the business for which they are responsible;

  •
  diversion of management's attention from the management of daily operations to the integration of operations;

  •
  difficulties in the assimilation of different corporate cultures and practices, as well as in the assimilation and retention of broad and geographically dispersed personnel and operations;

  •
  difficulties and unanticipated expenses related to the integration of Earth Decision's departments, systems (including accounting systems), books and records, procedures and controls (including internal accounting controls, procedures and policies), as well as in maintaining uniform standards;

  •
  unforeseen misappropriation of Earth Decision's intellectual property rights or the unforeseen claims of infringement of third-party intellectual property rights by Earth Decision;

  •
  expenses of any undisclosed or potential liabilities or operating losses that result from the acquisition of Earth Decision; and

  •
  ability to maintain our and Earth Decision's customers after the acquisition.

        The above risks would apply similarly with respect to other acquisitions by us or our subsidiaries. Ultimately, our ability to successfully integrate the business and operations of Earth Decision or any other acquired business will depend on our ability to integrate technologies, manage the combined operations, realize opportunities for revenue growth presented by broader product offerings and expanded geographic coverage and eliminate unnecessary costs. If our integration efforts are not successful, we may not be able to maintain the levels of revenues, earnings or operating efficiency that we and an acquired company, such as Earth Decision, might separately achieve, and we may not be able to realize any of the product enhancements or benefits that we anticipate from the integration.

Our quarterly revenue and operating results may fluctuate significantly from period to period, and this may cause volatility in the price of our Class A ordinary shares.

        Our quarterly revenue and operating results may fluctuate significantly from period to period due in part to factors that are beyond our control and that we cannot predict. We have historically experienced customer ordering patterns for our products in the last weeks or days of a quarter. These ordering patters may limit management's ability to accurately forecast our future revenues. Other factors that could our revenues to fluctuate include:

  •
  budget and spending decisions by our customers;

  •
  the size and timing of sales of our software and strategic consulting;

  •
  timing of software releases;

  •
  market acceptance of new products that we release, such as our planned release of our Rock and Fluid Canvas™;

  •
  changes in our pricing policies or our competitors' pricing policies;

  •
  seasonality in our sales;

  •
  changes in our expenses;

  •
  changes in our strategy;

  •
  personnel changes;

  •
  fixed nature of our costs;

  •
  risks of regional military conflict, threats and acts of terror and civil unrest; and

  •
  general economic conditions.

As a result of the foregoing, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. In addition, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs we would expect to experience an immediate and significant decline in the trading price of our Class A ordinary shares.

Because we recognize revenue from sales of maintenance contracts and term-based licenses for our software over the term of support period or the license, downturns in our sales may not be immediately reflected in our operating results.

        We recognize revenues from sales of our software maintenance and support contracts and term-based licenses monthly over the terms of these agreements, which are typically 12 months, although terms can range from 2 to 36 months. We have increased our emphasis on trying to secure term-based license sales in 2006, which to date have been immaterial, but are expected to increase over time. A decline in new or renewed software maintenance and support contracts or term-based licenses in any one quarter will not necessarily be reflected in the revenue in that quarter and may negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our software may not be fully reflected in our results of operations until future periods. To the extent that we continue to rely on sales of software maintenance and support contracts, or increase our reliance on sales of term-based licenses, for a substantial portion of our revenue, it will be difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from software maintenance and support contracts and term-based licenses are recognized over the applicable term.

Problems in our customers' projects attributable to strategic consulting may result in costs or claims.

        Our strategic consulting services typically are used by our customers in connection with their large-scale, highly complex oil and natural gas exploration and production projects. The quality of our solutions depends on our ability to deliver the expected work products to our customers. While our contracts generally contain provisions limiting our liability and we carry insurance to provide additional protection against various claims, we cannot assure you that these precautions will be adequate or that our contractual liability limitations will be enforceable in all jurisdictions in which we conduct business. As a result, if our solutions fail to meet our customers' expectations, we could face claims for substantial damages or suffer damage to our reputation.

The loss of key management and other employees and inability to attract qualified personnel could have a material adverse effect on our business.

        Our success is dependent upon our ability to retain the continued services of existing senior management and, as we expand, attract and retain qualified additional senior and middle management. John W. Gibson, Jr., our Chief Executive Officer and President, has been instrumental in managing our business affairs. Our other senior executive officers and key employees have had, and will continue to have, a significant role in the development and management of our business. The loss of services of any of our senior management could have an adverse effect on our business and financial results. While we have employment agreements with some of our executives, including Messrs. Gibson, Machnizh, Brown and Serrano, we have not established a formal management succession plan. Accordingly, should we lose the services of any member of our senior management, our Board of Directors may have to search outside of our company for a qualified permanent replacement. This search may be prolonged and we cannot assure you that we will be able to hire a qualified replacement. In addition, we do not have key man insurance policies for any of our key personnel which may adversely affect our ability to attract new senior management.

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

        We compete with divisions and subsidiaries of larger conglomerates, such as Schlumberger and Halliburton, that provide vertically integrated oilfield services, including seismic data acquisition and processing, related software, wireline data gathering and analysis, drilling, well completion and design and supply of oilfield infrastructure. Some of our strategic consulting offerings compete with other oilfield service companies. In addition, many oil exploration companies have their own in-house capabilities for analysis and may only use our software solutions and our strategic consulting as a supplement to their internal capabilities.

        Current and potential competitors have established, or may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and acquire market share from us. As a result, our competitors may be better positioned than us to adapt to new or emerging technologies and changes in customer requirements. Furthermore, our larger competitors may devote greater financial, technical, marketing and other resources to the promotion and sale of their products than us. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressures will not harm our financial results.

Our business substantially depends upon our ability to develop and market new technologically sophisticated products and services on a cost effective and timely basis.

        We believe that our future success will largely depend upon our ability to continue to enhance our existing products and services and to successfully develop, market and introduce new products and services to meet the requirements of our customers. We cannot assure you that we will be successful in developing and marketing new solutions that respond adequately to technological change. For the year ended December 31, 2005, we devoted approximately 17% of the total of our operating expenses and cost of revenue to research and development. We devoted these resources to refining and expanding the range of our products and services. However, our present or future products and services may not satisfy the evolving needs of the oil and natural gas industry. Additionally, our competitors, many of whom have greater resources, may develop similar or more advanced products, or more timely products, that our customers elect to use. If we are unable to anticipate or respond adequately to the demands of our customers due to resource, technological or other constraints, then our business, financial condition, results of operations, cash flows and future prospects could be materially adversely affected.

Our software may contain undetected errors, product defects or software errors, which may cause a decrease in market acceptance of our software products, and we may be subject to warranty claims and other liability.

        Our software products are highly complex and may, from time to time, contain design defects or software errors that are difficult to detect and correct. These defects or errors could cause delays in software product releases or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition.

        Because our products are used by our customers to perform important business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or outside of our control may arise from the use of our products. Our failure or inability to meet customer expectations in providing products or performing data processing and interpretation projects using our products may result in the termination of our relationship with that customer or could give rise to claims against us. Although we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from the type of problems described, these provisions may not fully or effectively protect us against such claims. Claims and liabilities arising from customer issues could damage our reputation, resulting in loss of existing or future customers or loss of or delay in revenue. These events could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Some of our software relies on third-party technologies and, if we are unable to use or integrate these technologies, or if our software becomes incompatible with these technologies, our product and service development may be delayed.

        We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. These third-party software licenses may not continue to be available to us on commercially reasonable terms, and the software may not be appropriately supported, maintained or enhanced by the licensors. Some of these software licenses are subject to annual renewals at the discretion of the licensors, and in many cases, if we were to breach a provision of these license agreements, could be terminated. We license technologies and patents underlying some of our software, such as our VoxelGeo and GOCAD software, from third parties, and the loss of these licenses could have a material adverse effect on our business. Additionally, errors, viruses or bugs may also be present in software that we license from third parties and incorporate into our products or in third-party software that our customers use in conjunction with our software. In addition, our customers' proprietary software and network firewall protections may corrupt data from our products and create difficulties in implementing our solutions. Changes to third-party software that our customers use in conjunction with our software could also render our applications inoperable. The loss of licenses to, or inability to support, maintain and enhance, any such software or any defects in, or compatibility issues with, any third-party software could result in increased costs, or in delays or reductions in product shipments until such issues have been resolved, which would likely have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Government regulations restricting the export of goods, services and technologies (including, encryption technologies) could limit the market for our products and strategic consulting.

        The United States government and some foreign governments have imposed controls, including license requirements, restrictions and prohibitions on the export of certain goods, services and technologies, including encryption technology. With respect to United States law, such sanctions and embargoes generally prohibit United States incorporated and/or owned entities, United States citizens and residents from engaging in commercial, financial or trade transactions with specified countries and, in some cases, restrict or prohibit such transactions by non-United States persons involving goods or technologies incorporating United States-content above a certain specified level. Under certain circumstances, these controls may apply to some of our software applications and strategic consulting, which could delay or prevent our ability to export our products and services to certain foreign countries, or could restrict such exports without modification (e.g., to remove the encryption technology). This could limit the market for our products and strategic consulting. In addition, because our products are designed for use in the oil and natural gas exploration and production industry, they are desired in some of these foreign countries which have such industries. We believe our transactions related to countries that are subject to trade sanctions or embargoes have been and will be in compliance with the applicable laws, but there is a risk that individual employees or agents may take actions that put us in jeopardy of non-compliance.

        If we are not in compliance with the government regulations, we may be subject to criminal and civil penalties, which may cause harm to our reputation and our brand names and could have an adverse effect on our business, financial condition and results of operations. Depending on the circumstances, some of our competitors may be subject to less rigorous controls on exporting their goods, services and technologies. As a result, they may be able to compete more effectively than us in some markets.

If we are unable to adequately protect our intellectual property rights, then our business, financial condition, results of operations, cash flows and future prospects could be materially adversely affected.

        Our success and ability to compete depends substantially upon our internally developed and acquired technologies. Any misappropriation of our technology could have a negative impact on our business and operating results. A substantial portion of our software products and systems are proprietary and we rely on a combination of statutory and common law copyright, trademark and trade secret laws, patents, customer licensing agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights.

        Our software is licensed for use and is not sold, thereby enabling us to protect our intellectual property through the use of license manager mechanisms to prevent or inhibit unauthorized use. Our license agreements for the software include clauses that protect our intellectual property rights. Further, we limit access to and distribution of proprietary information and generally enter into confidentiality agreements with our employees, consultants and software and systems development partners.

        Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to bypass our license manager, copy or otherwise obtain our software or technology or develop software with the same functionality. We cannot be certain that the steps we have taken will prevent misappropriation, particularly in those foreign countries where the laws may not protect our intellectual property to the same extent as the laws of the United States. If we must resort to legal proceedings to enforce our intellectual property rights, the proceedings may be burdensome and expensive and may involve a high degree of risk. These events could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Potential claims that our products infringe on the proprietary rights of others could harm our sales and increase our costs and, as a result, have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

        Other companies or individuals, including our competitors, may have, or will obtain copyrights, patents or other proprietary rights that could prevent, limit or interfere with our ability to make, use or sell our software. Furthermore, companies generally are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. If such claims are brought against us, a court may decide that we have infringed on the proprietary rights of others. We could incur substantial costs to defend any litigation brought against us, regardless of its merits, and our failure to prevail in intellectual property litigation could force us to do one or more of the following:

  •
  cease making, licensing or using products or services that incorporate the challenged intellectual property;

  •
  obtain and pay for licenses from the holders of the infringed intellectual property right, which licenses might not be available on terms acceptable to us, if at all; or

  •
  redesign our products, which could involve substantial costs and require us to interrupt product licensing and product releases, or which might not be feasible at all.

Additionally, we are currently involved in material litigation regarding a patent. See "Our Business—Legal Proceedings" for further discussion of this matter.

Political and economic instability, legal and cultural differences and other adverse conditions may hinder our ability to effectively manage international operations in the countries in which we operate and could harm our business and results of operations.

        We have operations throughout Europe, the Middle East, Africa, the Commonwealth of Independent States, the Asia-Pacific region and Latin America. In some of these regions, we operate in developing countries where political, economic and social transition is taking place. We also operate in areas, such as the Middle East, that continue to be affected by terrorist attacks, war and geopolitical instability. Our operations are subject to the various laws and regulations of the countries in which we operate and the various conditions and risks peculiar to each country, which may include:

  •
  legal and cultural differences in the conduct of business;

  •
  infringement of intellectual property rights and copyrights;

  •
  increased risk of collection and longer payment cycles than is customary in developed economies;

  •
  burdens that may be imposed by tariffs and other trade barriers;

  •
  burden of compliance with laws and regulations of a wide variety of countries;

  •
  immigration regulations that limit our ability to deploy or hire employees;

  •
  political or economic collapse or instability;

  •
  inflation and fluctuations in currency exchange rates;

  •
  acts of war or terrorism and insurrections;

  •
  natural disasters;

  •
  expropriation or nationalization of property;

  •
  restrictions on repatriation of income or capital;

  •
  potentially adverse tax consequences; and

  •
  unpredictable changes in governmental regulations.

        In addition, because a significant portion of our revenues are generated internationally, we must devote substantial resources to managing our international operations. Our business outside of the United States accounted for approximately 83%, 74% and 78% of our revenues in 2003, 2004 and 2005, respectively, and approximately 82% of our revenues for the six months ended June 30, 2006. Our global business also requires additional expenditures to comply with the local laws and regulations in the jurisdictions in which we operate. Our strategy is to continue to broaden our existing customer base in the different regions in which we operate and to expand into new international markets as opportunities arise. The expansion of our operations and entry into new markets, primarily in emerging economies, will require additional management attention and financial resources.

        Any of these factors, or a combination of them, could disrupt our operations, cause us to incur additional costs and/or have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Our research and production facilities are subject to risks of damage or temporary loss due to both systems interference or breakdown and physical harm. The short or long term loss of the use of these facilities could have a material negative impact on our business, financial condition, results of operations, cash flows and future prospects.

        Our research and development facilities are computer-based and rely on the proper functioning of complex software and integrated hardware systems. However, it is not possible to guarantee the uninterrupted operation and security of these systems. For example, the invasion of our computer-based systems by either computer hackers or industrial pirates could interfere with their proper functioning and cause substantial damage, loss of data or delays in on-going research and production activities. Computer viruses, whether deliberately or unintentionally introduced, could also cause similar damage, loss or delays.

Fluctuations in exchange rates may adversely affect our business.

        Although most of our revenues are denominated in United States dollars, a portion of our maintenance and support and strategic consulting revenues are denominated in non-United States dollars. Fluctuations in exchange rates between the foreign currencies in which these costs are incurred and the United States dollar may have a material adverse effect on our business. For example, the cost of our operations in the different countries in which we operate, as expressed in United States dollars, may increase to the extent to which the local currency of those countries appreciates in relation to the United States dollar. In addition, the costs of our operations in other countries, as expressed in United States dollars, could escalate if any increase in the rate of inflation in that country is not offset (or is offset with a time delay) by a devaluation of that country's currency in relation to the United States dollar. These increases in the costs of our operations in the countries in which we operate, as expressed in United States dollars, could have a material adverse effect on our profit margins. The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

        Where and when we believe it appropriate, we limit these exposures by entering into specific hedging transactions. However, hedging transactions may not enable us to avoid all currency exchange-related losses, and our business may be adversely impacted by exchange rate fluctuations. In addition, these currency hedging transactions limit our ability to benefit from any devaluation of the currency in a foreign country in which we operate.

We could be adversely affected by violations of applicable anti-corruption laws.

        We conduct business in some countries known to experience government corruption. We are committed to doing business in accordance with our code of conduct and with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, but there is a risk that we or our officers, directors, employees and agents may take action in violation of our code of conduct and such laws. Our compliance program with respect to these laws includes periodic training, heightened review, audits and disciplinary measures. In the past, when we have learned that our employees or agents may have failed to comply with our expectations, including our corporate Code of Conduct, we have responded by investigating the circumstances and taking appropriate remedial measures, such as terminating the employees or agents involved. Violations of anti-corruption laws could result in substantial civil and criminal penalties and could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We engage in international sales, which expose us to trade restrictions.

        As a result of our product sales in various geographic regions, we may be subject to the risks associated with customs duties, export quotas and other trade restrictions which could have a significant impact on our revenue and profitability. While we have not encountered significant difficulties in connection with the sales of our products and providing strategic consulting in international markets, the future imposition of, or significant increases in, the level of custom duties, export quotas or other trade restrictions could have a material adverse effect on us.

Our management and auditors have identified material weaknesses in our internal controls that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies.

        In connection with the audits of the financial statements for 2003, 2004 and 2005 for Paradigm Geotechnology B.V., our management and our independent registered public accounting firm identified material weaknesses in our internal controls. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

        The material weaknesses reported by our management and our independent registered public accounting firm relate to the lack of the following:

  •
  adequate resources available for financial reporting with appropriate skills to ensure our financial results are reported in a timely and accurate manner;

  •
  adequate supervision and oversight over the financial reporting process;

  •
  segregation of incompatible duties;

  •
  adequate resources with tax knowledge to ensure that tax reporting is completed in a timely and accurate manner; and

  •
  formal documentation and consistent application of policies and procedures.

        During 2006, we have taken and intend to take a series of measures to address the aforementioned weaknesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls." If the measures that we have implemented are insufficient to address the material weaknesses identified, or if additional material weaknesses or significant deficiencies in our internal controls are identified in the future, we may fail to meet our future reporting obligations and our financial statements may contain material misstatements that could result in a restatement. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our "internal control over financial reporting" that will be required under Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2007. Our failure to maintain effective internal control over financial reporting could also cause investors to lose confidence in our reported financial information and adversely affect the value of our securities.

If we are unable to favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, our share price could be adversely affected.

        Pursuant to Section 404 of Sarbanes-Oxley and beginning with our Annual Report on Form 10-K for our fiscal year ending December 31, 2007, our management will be required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting as of December 31, 2007. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex, and require significant documentation, testing and remediation. Material weaknesses have been identified by our management and auditors, and we are currently in the process of remediating, implementing, reviewing, documenting and testing our internal controls over financial reporting. In connection with this effort, we will likely incur increased expenses and diversion of management's time and other internal resources. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting, including remediating the material weaknesses identified by our independent auditors. In addition, in connection with the attestation process by our independent auditors, we may encounter problems or delays in completing the implementation of any requested improvements and receiving favorable attestation. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, investor confidence and our share price could be adversely affected.

Risks Relating to an Investment in Our Class A Ordinary Shares

Our Class A ordinary shares have no trading history, and our share price may trade below the public offering price.

        Prior to this offering, there has been no active market for our Class A ordinary shares. The offering price for our Class A ordinary shares in this offering will be determined by negotiations between us and the underwriters. Among the factors to be considered in determining the initial offering price of our Class A ordinary shares include:

  •
  the prevailing market conditions;

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  our financial information;

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  the history and prospects for the industry in which we compete;

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  an overall assessment of our management;

  •
  estimates of our business potential and earning prospects; and

  •
  the consideration of these factors in relation to market valuation of companies in related businesses.

        The initial public offering price of our Class A ordinary shares may bear no relationship to the price at which our Class A ordinary shares will trade upon the completion of this offering. You may not be able to resell your shares at or above the initial public offering price.

We cannot be sure that an active public trading market will develop to provide liquidity for your investment.

        There can be no assurance that an established and liquid market for our Class A ordinary shares will develop on the Nasdaq Global Market, or that a market will continue if one does develop. The underwriters advised us that they intend to make a market in our Class A ordinary shares, however, they are not obligated to make a market in such shares, and any such market making may be discontinued at any time. In addition, we estimate that following this offering, approximately            % of our outstanding ordinary shares will be owned by our executive officers, directors and Fox Paine, and that Fox Paine will hold Class B ordinary shares representing approximately            % of our outstanding ordinary shares and    % of the voting power of our outstanding ordinary shares. The substantial amount of our ordinary shares that is owned by our executive officers, directors and Fox Paine may adversely affect the development of an active and liquid trading market.

Our share price could fluctuate significantly.

        The market for publicly traded shares of software companies has been volatile. Accordingly, a number of factors, many of which are beyond our control, may cause the market price of our Class A ordinary shares to fluctuate significantly once we are listed for trading, including:

  •
  fluctuations in our quarterly revenues and earnings and those of our competitors;

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  shortfalls in our operating results from the levels forecast by securities analysts and from the levels we announce from time to time as guidance to the investment community;

  •
  public announcements concerning us or our competitors;

  •
  changes in pricing policies by us or our competitors;

  •
  market conditions in our industry; and

  •
  the general state of the publicly traded securities market.

        We have no control over many of these matters, each of which may adversely affect the trading price of our Class A ordinary shares. In addition, trading in shares of companies listed on the Nasdaq Global Market and trading in shares of technology companies in particular have been subject to extreme price and volume fluctuations that in some cases have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may depress our share price, regardless of our actual operating results.

The interests of our controlling shareholder may conflict with your interests as a holder of our Class A ordinary shares.

        After this offering, Fox Paine will hold Class B ordinary shares representing approximately    % of our outstanding ordinary shares and    % of our total voting power. The percentage of our total voting power that Fox Paine may exercise is greater than the percentage of our total shares that Fox Paine holds because Fox Paine holds a large number of our Class B ordinary shares, which have five votes per share as opposed to our Class A ordinary shares, which have one vote per share. Our Class A ordinary shares and our Class B ordinary shares generally vote together as a single class on matters presented to our shareholders. As a result, Fox Paine will continue to have control over the outcome of certain matters requiring shareholder approval, including the power to, among other things:

  •
  amend our articles of association;

  •
  elect our directors and control the appointment of our senior management; and

  •
  prevent our ability to be acquired and complete other significant corporate transactions,

each as more particularly described under "Description of Our Share Capital."

We will be a "controlled company" within the meaning of the Nasdaq Global Market rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

        After the completion of this offering, Fox Paine will hold approximately    % of our total voting power and, therefore, we will be a "controlled company" under the Nasdaq Global Market corporate governance standards. As a controlled company, we intend to utilize certain exemptions under the Nasdaq Global Market standards that free us from the obligation to comply with certain Nasdaq Global Market corporate governance requirements, including the requirements that:

  •
  a majority of our Board of Directors consists of independent directors;

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  we have a nominations committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  we have a compensation committee that is composed entirely of independent directors.

        As a result of our use of the controlled company exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq Global Market corporate governance requirements. See "Management—Composition of Our Board of Directors" for more information.

Future sales of shares by existing shareholders may have an adverse impact on the market price of our Class A ordinary shares.

        Sales of a substantial number of our Class A ordinary shares in the public market following this offering, or the perception that large sales could occur, could cause the market price of our Class A ordinary shares to decline or limit our future ability to raise capital through an offering of equity securities. After completion of this offering, there will be     Class A ordinary shares and    Class B ordinary shares outstanding. All of our Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" within the meaning of Rule 144 under the Securities Act, which shares will be subject to resale limitations of Rule 144, or shares purchased under the directed share program, which shares will be subject to a 180 day lock-up period (subject to extension upon the occurrence of specified events). In addition, we, our directors, officers and shareholders, including Fox Paine, have agreed to enter into lock-up agreements generally providing, subject to limited exceptions, that they will not, without the prior written consent of the representatives of the underwriters, directly or indirectly, during the period ending 180 days (subject to extension upon the occurrence of specified events) after the date of this prospectus, offer to sell, or otherwise dispose of any of our ordinary shares.

        Following the closing of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering the     ordinary shares available to be issued under our stock option plan as of                        . Accordingly, subject to the exercise of options, which may be subject to certain vesting requirements, shares registered under that registration statement will be available for sale in the open market immediately after the lock-up period expires.

        In addition, holders of Paradigm Geotechnology B.V.'s ordinary shares will have the right to exchange those shares for shares of our ordinary shares, which can add to the number of our shares available for future sale upon the expiration of the lock-up period.

We do not expect to pay cash dividends on any of our Class A ordinary shares.

        While we have declared dividends on certain of our ordinary shares in the past, we may not do so in the future. We intend to retain our earnings, if any, to support our operations and finance the growth and development of our business, and therefore we do not expect to pay any cash dividends on our Class A ordinary shares in the foreseeable future. See "Our Policy Regarding Dividends." As a result, capital appreciation, if any, in our Class A ordinary shares may be your sole source of gain for the foreseeable future.

After completion of the offering, our management will continue to own a significant number of shares of our ordinary shares.

        After completion of the offering, our directors and executive officers will beneficially own            Class B ordinary shares, or approximately    % of our outstanding ordinary shares. As a result, in addition to their day-to-day management roles, our executive officers and directors will be able to exercise significant influence on our business as shareholders, including influence over the election of members of our Board of Directors and the authorization of other corporate actions requiring shareholder approval.

You will experience immediate and substantial dilution in the net tangible book value of the Class A ordinary shares you purchase in this offering.

        The initial public offering price of our Class A ordinary shares is substantially higher than the book value per share of our outstanding Class A ordinary shares after this offering. Therefore, if you purchase any of our Class A ordinary shares in this offering, you will suffer immediate and substantial dilution of approximately $    per share. If outstanding options to acquire our ordinary shares are exercised, you will experience additional dilution. See "Dilution."

Our holding company structure makes us dependent on our subsidiaries for our cash flow and subordinates the rights of our shareholders to the rights of creditors of our subsidiaries in the event of an insolvency or liquidation of any of our subsidiaries.

        We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities. As a result, our cash flow depends upon the earnings of our subsidiaries and the ability of our subsidiaries to provide us with funds may be limited by other obligations, such as by the credit facility. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries have no obligation to provide us with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before we, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Your Class A ordinary shares may be redeemed or repurchased in connection with a business combination transaction.

        Our articles of association provide that we may redeem or repurchase our Class A ordinary shares upon the approval by our Board of Directors of, and adoption by our shareholders of an ordinary resolution approving, an agreement relating to a business combination transaction involving us. Relevant business combinations would include those affected by stock purchase or any other means, after which any person or entity (other than Fox Paine) would have a majority of the voting power represented by our issued and outstanding shares. We have included this provision in our articles of association because Cayman Islands law does not provide for statutory mergers.

        Our articles of association do not specify the type or amount of consideration that you would receive in such a redemption or repurchase, and you will not have any appraisal or similar rights in such an event. The consideration to be received by holders of our Class A ordinary shares from such a redemption or repurchase due to a business combination transaction will be dependent upon the terms of the agreement that was approved by our Board of Directors and shareholders. These terms would be specified in the materials furnished to holders of our Class A ordinary shares under the proxy rules in connection with the shareholder approval necessary to affect such a business combination.

        Because Fox Paine has the ability to elect a majority of our Board of Directors and holds a majority of our total outstanding voting power, Fox Paine could cause your shares to be redeemed or repurchased without any action from any other shareholder. As a result, you could be forced to redeem or sell your Class A ordinary shares at a time when you have not elected to sell or for consideration that you consider to be inadequate.

Holders of the Class A ordinary shares may face difficulties in protecting their interests because Cayman Islands laws are less protective of shareholder interests.

        Following this offering, our corporate affairs will be governed by our amended and restated memorandum and articles of association, by the Companies Law (2004 Revision) and by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established and developed as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States.

        Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights. This may make it more difficult for you to assess the value of any consideration you may receive in connection with a business combination transaction or require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

        Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of our shareholders. Our Board of Directors has discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, and is not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against our Board of Directors.

Provisions in our articles of association and Cayman Islands corporate law may impede a takeover, which could adversely affect the value of our Class A ordinary shares.

        Our articles of association permit our Board of Directors to issue preferred shares from time to time, with such rights and preferences as it considers appropriate. Our Board of Directors could authorize the issuance of preferred shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

        Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. However, Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as "schemes of arrangement." The procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement relating to a solvent Cayman Islands company must be approved at a shareholders' meeting by each class of shareholders. In each case, a majority of the number of holders of each class of a company's shares that are present and voting (either in person or by proxy) at such a meeting, which holders must also represent 75% in value of such class issued (excluding the shares owned by the parties to the scheme of arrangement), must approve the scheme of arrangement.

        The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors' interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

  •
  the statutory provisions as to majority vote have been complied with;

  •
  the shareholders have been fairly represented at the meeting in question;

  •
  the scheme of arrangement is such as a businessman would reasonably approve; and

  •
  the scheme of arrangement is not one that would more properly be sanctioned under some other provision of Companies Law.

As a United States holder of the Class A ordinary shares, you may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

        We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. A significant amount of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing our Class A ordinary shares to effect service of process within the United States upon us or to enforce judgments against us or judgments obtained in United States courts.

        We have been advised by our Cayman Islands counsel, Walkers, that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. However, the Cayman Islands courts will recognize and enforce a foreign judgment of a court having jurisdiction over the defendant according to Cayman Islands conflict of law rules if such judgment is final, is for a liquidated sum, is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not of a kind, the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will, in an action in the Cayman Islands, recognize or enforce judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature.

        A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Risks Related to Taxation

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

        As a multinational organization, we are subject to taxation in many jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, which could be material. Furthermore, in determining our global provision for taxes, we are required to exercise judgment. Regularly, we make estimates where the ultimate tax determination is uncertain in part because the specific countries in which we will earn our anticipated revenues for the year are not predictable, and the applicable tax rates vary significantly from country to country. While we believe our estimates are reasonable, we cannot assure you that the actual amount of our consolidated tax liability will not differ from these estimates, in which case our provision for income taxes could be materially impacted.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

        We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

If we do not achieve increased operational or tax benefits as a result of our planned corporate restructuring, our financial condition and operating results could be harmed.

        We are in the process of restructuring our corporate organization to be more closely aligned with the international nature of our business activities and to reduce our overall effective combined tax rate through changes in our development and use of our intellectual property and our cash management structure. This restructuring strategy may generate additional tax charges at the outset, but we currently anticipate achieving a reduction in our overall effective combined tax rate in the future. There can be no assurance that the taxing authorities of the jurisdictions in which we operate will not challenge the tax benefits that we expect to realize as a result of the restructuring. If the intended tax treatment is not accepted by our taxing authorities, we could fail to achieve the operational and financial efficiencies that we anticipate as a result of the restructuring.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

        If our passive income, or our assets that produce (or are held for the production of) passive income, exceed levels specified by United States federal income tax law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for such purposes. If we are treated as a PFIC, United States holders of our Class A ordinary shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their Class A ordinary shares. As of the date of this Registration Statement, and based on the information available as of the date hereof, we believe that we will not be classified as a PFIC for the current year and expect that we will not become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC for any particular year is based on, among other things, the type of income we and our subsidiaries receive, the value of our assets and the assets of our subsidiaries and the value of our shares, all of which are subject to change. Accordingly, there can be no assurance that we will not be considered a PFIC for the current year or any future years.

If a United States shareholder acquires 10% or more of our Class A ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules.

        If a United States person acquires 10% or more of our Class A ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules. Each "10% United States Shareholder" of a foreign corporation that is a controlled foreign corporation, or CFC, that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year for an uninterrupted period of 30 days or more during a taxable year, may have to include on its United States federal income tax return for the year certain undistributed income of the CFC. Additionally, all or a portion of the gain on the sale of shares of the CFC may be taxed as dividend income rather than as capital gain. As a result of the attribution and constructive ownership rules for determining when a person is a "10% United States Shareholder," we believe that our company and our non-United States subsidiaries are CFCs.

SPECIAL CAUTIONARY NOTE REGARDING
FORWARD-LOOKING STATEMENTS

        We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events.

        Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by applicable securities laws, we undertake no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

        There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the following:

  •
  deterioration in the business environment of the oil and natural gas exploration and production industry;

  •
  our ability to integrate companies and technologies that we acquire, including Earth Decision;

  •
  the sufficiency of our intellectual property rights;

  •
  loss of key members of management;

  •
  effectiveness of our business strategy due to change in current or future market conditions;

  •
  pricing and other competitive pressures;

  •
  decreased level of demand for our solutions or increased competition;

  •
  judicial decisions;

  •
  changes in regulations or tax laws applicable to us, our subsidiaries or customers;

  •
  acceptance of our products and services, including new products and services;

  •
  political stability of the areas in which we and our customers operate, including the Middle East;

  •
  the material weaknesses identified in our internal controls;

  •
  changes in accounting policies or practices; and

  •
  any other statements, projections or assumptions that are not historical facts.

        You should also consider the numerous risks outlined under "Risk Factors" in this prospectus.

        These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a highly competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

        We estimate that our net proceeds from our sale of                        Class A ordinary shares in this offering (based on an assumed initial offering price of $            per share, the midpoint of the estimated offering range) will be approximately $            million, after deducting estimated offering expenses and underwriting discounts and commissions. If the underwriters exercise their over-allotment option in full, we anticipate that our net proceeds will be approximately $    million after deducting estimated offering expenses and underwriting discounts and commissions. A $1.00 increase (decrease) in the assumed initial public offering price of $                  per Class A ordinary share would increase (decrease) the net proceeds to us from this offering by $                   million, assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated offering expenses and underwriting discounts and commissions payable by us.

        We intend to use $    million of the net proceeds from this offering to redeem all the outstanding convertible subordinated debentures; $    million to repay outstanding indebtedness under the term loan portion of the credit facility with The Governor and Company of the Bank of Scotland, as agent; and $    million to terminate the management agreement with Fox Paine. See "Certain Relationships and Related Party Transactions" and "Our Relationship with Fox Paine." The convertible subordinated debentures, which were issued by Paradigm Geotechnology B.V., do not have a maturity date. See "Certain Relationships and Related Transactions—Reorganization and Related Transactions—Redemption of Convertible Subordinated Debentures" for a discussion of the interest rate on the convertible subordinated debentures. Approximately $8.9 million aggregate principal amount of the outstanding convertible subordinated debentures were issued in 2006 as part of the consideration that we paid in connection with the acquisition of Earth Decision. See "Prospectus Summary—Earth Decision Acquisition." As of June 30, 2006, the aggregate borrowings under The Governor and Company of the Bank of Scotland credit facility were approximately $58.0 million, all of which comprised a term loan with a weighted average interest rate of LIBOR + 2.68% per annum as there were no borrowings outstanding under the revolving loan at such time. The final maturity date for all borrowings under this credit facility is December 31, 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        The precise amounts and timing of the application of the net proceeds from this offering depends upon many factors, including, but not limited to, the amount of any such proceeds, the required timing for the redemption of the outstanding convertible subordinated debentures and repayment of the outstanding indebtedness under the term loan with The Governor and Company of the Bank of Scotland and payment for termination of the management agreement with Fox Paine.

        We will not receive any proceeds from the sale of Class A ordinary shares by the selling shareholders, including our Chief Executive Officer, John W. Gibson, Jr. See "Beneficial Share Ownership."

OUR POLICY REGARDING DIVIDENDS

        Holders of our ordinary shares are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We currently do not intend to pay any cash dividends on either class of ordinary shares in the foreseeable future. We anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospectus, regulatory and legal restrictions and other factors that our Board of Directors may deem relevant. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so.

        We are a holding company and have no direct operations. Our ability to pay dividends depends, in part, on the ability of our subsidiaries to make distributions to us. The credit facility with The Governor and Company of the Bank of Scotland contains financial covenants, which could limit our ability to receive dividends that we could distribute to our shareholders.

DILUTION

        If you invest in our Class A ordinary shares, you will be diluted to the extent that the initial per share offering price exceeds the pro forma net tangible book value per share of our Class A ordinary shares immediately after this offering.

        Our pro forma net tangible book value as of June 30, 2006, which includes both our Class A ordinary shares and Class B ordinary shares, was $                   million, or $                        per share. Pro forma net tangible book value per share represents (1) total tangible assets less total liabilities, divided by (2) the number of ordinary shares outstanding after giving effect to the issuance of Class B ordinary shares upon the exercise of exchange rights of Paradigm Geotechnology B.V.'s ordinary shares and Earth Decision shares and the conversion of all Class B ordinary shares into Class A ordinary shares on a one for one basis.

        After giving effect to our sale and issuance of                        Class A ordinary shares in this offering at an assumed initial public offering price of $            per share (the midpoint of the estimated offering range) and after deducting estimated offering expenses and underwriting discounts and commissions payable by us, our pro forma net tangible book value as of June 30, 2006 would have been $            million, or $            per share. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $            per share and an immediate dilution of $            per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per Class A ordinary share (the midpoint of the estimated offering range)		$
Pro forma net tangible book deficit per share at June 30, 2006
Increase per share attributable to this offering	$

As adjusted pro forma net tangible book deficit per share after this offering

Dilution per Class A ordinary share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $                              per Class A ordinary share would increase (decrease) our as adjusted pro forma net tangible book value by $            million, the as adjusted pro forma net tangible book value per Class A ordinary share after the offering by $            and the dilution per Class A ordinary share to the new investors purchasing Class A ordinary shares in this offering by $            per Class A ordinary share, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated offering expenses and underwriting discounts and commissions payable by us.

        The following table summarizes, as of June 30, 2006, the difference between the number of Class A ordinary shares purchased from us, after giving effect to (1) the issuance of Class B ordinary shares upon the exercise of exchange rights related to Paradigm Geotechnology B.V. ordinary shares and Earth Decision shares and (2) the conversion of all Class B ordinary shares into Class A ordinary shares on a one for one basis, the total cash consideration paid and the average cash price per share paid by our existing shareholders and to be paid by new investors purchasing Class A ordinary shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration
Average Price per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%
New investors

Total			%	$		%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per Class A ordinary share would increase (decrease) total consideration by new investors by $            million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated offering expenses and underwriting discounts and commissions payable by us.

        The computations above exclude the following:

  •
  5,321,676 Class B ordinary shares issuable upon the exercise of stock options outstanding as of June 30, 2006 at a weighted average exercise price of $5.48 per share; and

  •
  616,916 Class B ordinary shares that may be issued in 2007 pursuant to an earn-out arrangement based on the achievement by Earth Decision of specified financial goals through December 31, 2006.

CAPITALIZATION

        The following table sets forth our unaudited consolidated cash and capitalization at June 30, 2006 on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to our formation as a Cayman Islands holding company and our acquisition of Earth Decision; and

  •
  a pro forma as adjusted basis to give effect to the sale of            Class A ordinary shares offered by this prospectus, at an initial public offering price per share of $            (the midpoint of the estimated offering range), and the application of the net proceeds from this offering as if this offering had been completed as of June 30, 2006, net of underwriting discounts and commissions and other estimated offering expenses payable by us.

        The following data should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Our Share Capital" and the financial information, including our historical consolidated financial statements and related notes, included elsewhere in this prospectus.

	June 30, 2006
	Actual Paradigm	Pro Forma for Earth Decision acquisition and Cayman formation	Pro Forma, as Adjusted(1)
	(Dollars in thousands, except share and per share data)
Cash and cash equivalents	$13,026	$18,159	$

Long-term debt(2):
Credit facility	$52,000	$53,215	$
Capital lease obligations	898	898
Convertible subordinated debentures	30,731	42,745
Accrued severance pay obligation	4,982	5,109

Total long-term debt	88,611	101,967
Shareholders' equity:
Share capital(3)	159	191
Additional paid-in capital	70,786	109,541
Subscription receivable	(1,000)	(1,000)
Treasury shares, at cost (236,865 shares)	(1,220)	(1,220)
Accumulated other comprehensive income	2,448	2,448
Accumulated deficit	(60,445)	(74,045)

Total shareholders' equity	10,728	35,915

Total capitalization	$99,339	$137,882	$

(1)
A $1.00 increase (decrease) in the assumed public offering price of $      per Class A ordinary share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders' equity and total capitalization by $      million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated offering expenses and underwriting discounts and commissions payable by us.

(2)
Long-term debt excludes current maturities of $6.0 million related to the credit facility and $1.9 million related to capital leases.

(3)
Paradigm Geotechnology B.V. share capital, par value $0.01 per share, actual; 30,000,000 shares authorized; 15,124,573 shares issued;                 shares issued pro forma. Paradigm Ltd. share capital, par value $0.0001 per share, actual; 1,000,000,000 shares authorized;                 Class A ordinary shares issued pro forma as adjusted and       Class B ordinary shares issued pro forma as adjusted.

        The table above excludes the following:

  •
  2,437,997 Class B ordinary shares issuable upon the exercise of exchange rights of Paradigm Geotechnology B.V.'s outstanding ordinary shares;

  •
  1,342,105 Class B ordinary shares issuable upon the exercise of exchange rights of Earth Decision shares;

  •
  616,916 Class B ordinary shares that may be issued in 2007 pursuant to an earn-out arrangement based on the achievement by Earth Decision of specified financial goals through December 31, 2006; and

  •
  5,321,676 Class B ordinary shares issuable upon the exercise of stock options outstanding as of June 30, 2006 at a weighted average exercise price of $5.48 per share.

OUR ORGANIZATIONAL STRUCTURE

        We are a Cayman Islands holding company with no material assets other than our indirect ownership of 86.1% of the outstanding ordinary shares of our subsidiary, Paradigm Geotechnology B.V., a Netherlands private limited liability company. As a result of our majority voting interest in Paradigm Geotechnology B.V., we control Paradigm Geotechnology B.V.'s management and operations and will consolidate Paradigm Geotechnology B.V.'s results in its financial statements. We operate our business through subsidiaries of Paradigm Geotechnology B.V.

        Prior to our transition to a Cayman Islands holding company, we operated our business through Paradigm Geotechnology B.V. In order to enhance our international tax flexibility and to provide all of our shareholders with the benefits associated with a Cayman Islands holding company for our business, Fox Paine and six of our officers and directors contributed their shares in Paradigm Geotechnology B.V. in September 2006 for an equivalent number of shares in Paradigm Ltd. In order to allow other shareholders of Paradigm Geotechnology B.V. to defer a taxable transaction in connection with the formation of the Cayman Islands holding company, the other shareholders of Paradigm Geotechnology B.V. that are accredited investors or non-United States persons will be given the right to exchange their Paradigm Geotechnology B.V. ordinary shares for shares of Paradigm Ltd.'s Class B ordinary shares, as required under Paradigm Geotechnology B.V.'s shareholders agreement. See "Exchange Transaction."

        Our transition to a Cayman Islands holding company has been accounted for as a reorganization at carryover basis as there are no changes in the rights, obligations or economic interests of Paradigm Geotechnology B.V.'s shareholders upon the exchange of their Paradigm Geotechnology B.V. ordinary shares for shares in Paradigm Ltd. except for those applied consistently among those shareholders. The Paradigm Geotechnology B.V. ordinary shares held by Paradigm Geotechnology B.V.'s other shareholders will be treated as a minority interest in the consolidated financial statements of Paradigm Ltd.

        Fox Paine controlled Paradigm Geotechnology B.V. prior to the exchange transaction and will continue to control Paradigm Ltd. following the offering. Upon completion of this offering, Fox Paine will hold ordinary shares representing approximately            % of the voting power in Paradigm Ltd. Immediately following this offering, our public shareholders will own approximately            % of the outstanding ordinary shares of Paradigm Ltd., and will own ordinary shares representing approximately            % of the voting power in Paradigm Ltd.

        Our organizational structure immediately following the offering will be as shown in the diagram below.

*
Upon completion of this offering, accredited investors and non-United States persons will have the right to exchange 2,437,997 ordinary shares of Paradigm Geotechnology B.V. for our Class B ordinary shares. In addition, we may be required to issue 4,845,107 Class B ordinary shares upon the exercise of options by Paradigm Geotechnology B.V. optionholders. See "Exchange Transaction."

**
Upon completion of this offering, accredited investors and non-United States persons will have the right to exchange 865,536 shares of preferred stock of Earth Decision for our ordinary shares. In addition, we may be required to issue 476,569 Class B ordinary shares upon the exercise of options by Earth Decision optionholders. See "Exchange Transaction."

EXCHANGE TRANSACTION

        In connection with our transition to a Cayman Islands holding company, we entered into an agreement in September 2006 with Fox Paine and six of our officers and directors as well as other shareholders of Paradigm Geotechnology B.V. and Earth Decision. This agreement provides that, subject to the conditions specified therein, including the negotiation of a mutually acceptable agreement between us and Fox Paine regarding United States tax matters, these shareholders will contribute their shares of Paradigm Geotechnology B.V. to us in exchange for our ordinary shares. We refer to this transaction as the "exchange transaction." As a result of the exchange transaction, we hold 86.1% of the outstanding ordinary shares of Paradigm Geotechnology B.V.

        In accordance with Paradigm Geotechnology B.V.'s existing shareholders agreement, after completion of the exchange transaction, Paradigm Geotechnology B.V.'s shareholders that are accredited investors (as defined in Regulation D under the Securities Act) or non-United States persons that can acquire our shares in an offshore transaction pursuant to Regulation S under the Securities Act will be given the right to exchange their shares of Paradigm Geotechnology B.V. for our ordinary shares. After completion of the exchange transaction, Paradigm Geotechnology B.V.'s outstanding employee stock options will also be adjusted to provide for the optionholders to receive our ordinary shares upon exercise of the options and similar adjustments will be made to Paradigm Geotechnology B.V.'s outstanding warrants.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table summarizes the historical consolidated financial data for Paradigm Geotechnology B.V., and its predecessor for the periods and as of the dates indicated and should be read in conjunction with the audited financial statements of Paradigm Geotechnology B.V. and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2005 is derived from the audited financial statements and related notes of Paradigm Geotechnology B.V. that are included in this prospectus. The historical consolidated financial data for the periods and dates prior to January 1, 2003 have been derived from the unaudited consolidated financial statements of Paradigm Geotechnology B.V., which have not been included herein. The historical financial data as of and for the six months ended June 30, 2005 and 2006 are derived from the unaudited interim consolidated financial statements of Paradigm Geotechnology B.V. that are included in this prospectus. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year. The unaudited financial data presented in the table below include all adjustments that we consider necessary for a fair presentation of the financial position, cash flow and results of operations as of the dates and for the periods indicated.

	Predecessor(1)		Paradigm Geotechnology B.V.
							Six Months ended June 30,
		January 1, 2002 to August 12, 2002	August 13, 2002 to December 31, 2002	Year ended December 31,
	Year ended December 31, 2001
				2003	2004(2)	2005	2005	2006
	(Dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
Software licenses and products(3)	$29,402	$12,484	$13,902	$26,639	$30,850	$36,444	$17,343	$27,238
Maintenance and support	21,363	15,916	11,112	28,632	30,312	34,429	16,499	19,221
Strategic consulting	22,001	12,220	7,766	17,911	27,758	27,813	13,339	15,168

Total revenue	72,766	40,620	32,780	73,182	88,920	98,686	47,181	61,627
Cost of revenue:
Software licenses and products(3)	3,005	1,886	2,151	3,883	2,761	2,923	1,547	5,822
Maintenance and support	8,545	4,716	2,843	9,790	10,561	12,690	6,194	6,756
Strategic consulting	11,944	9,470	5,699	15,271	23,222	28,162	12,943	14,428

Total cost of revenue	23,494	16,072	10,693	28,944	36,544	43,775	20,684	27,006
Gross profit	49,272	24,548	22,087	44,238	52,376	54,911	26,497	34,621
Operating expenses:
Sales and marketing	17,503	8,592	7,227	15,652	16,215	17,917	8,802	9,782
Research and development	14,108	9,318	5,665	16,516	17,396	19,305	9,428	9,760
General and administrative	10,566	5,831	3,669	12,439	11,391	16,101	7,075	9,373
Amortization of intangibles	3,214	1,353	507	1,487	1,765	2,090	1,144	1,094
Related party fees and expenses	—	—	3,750	1,171	2,829	1,757	552	577
Goodwill impairment	—	—	—	—	—	4,899	—	—
Restructuring and impairment costs	540	14,159	5,630	—	993	4,491 (4)	829	—

Total operating expenses	45,931	39,253	26,448	47,265	50,589	66,560	27,830	30,586

Operating income (loss)	3,341	(14,705)	(4,361)	(3,027)	1,787	(11,649)	(1,333)	4,035
Interest and other expense:
Interest expense, net	(642)	(695)	(511)	(1,232)	(2,639)	(5,225)	(2,870)	(2,192)
Interest expense on convertible subordinated debentures	—	—	(959)	(2,354)	(23,249) (5)	(1,394)	(688)	(1,473)
Other expense, net	—	—	—	(747)	(306)	(619)	(237)	(167)

	(642)	(695)	(1,470)	(4,333)	(26,194)	(7,238)	(3,795)	(3,832)
Income (loss) before income taxes	2,699	(15,400)	(5,831)	(7,360)	(24,407)	(18,887)	(5,128)	203
Provision for income taxes	569	898	550	1,057	1,609	786	209	161

Net income (loss)	$2,130	$(16,298)	$(6,381)	$(8,417)	$(26,016)	$(19,673)	$(5,337)	$42

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating Activities	$2,854	$6,641	$(3,679)	$11,766	$(18,191)	$10,266	$8,479	$12,710
Investing Activities	(10,991)	(3,411)	(78,677)	(4,127)	(24,904)	(5,583)	(2,863)	(2,161)
Financing Activities	9,597	183	89,678	(5,074)	40,402	(1,745)	(2,897)	(7,932)

	Predecessor	Paradigm Geotechnology B.V.
	As of December 31,
						As of June 30, 2006
	2001	2002	2003	2004(2)	2005
	(Dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,814	$7,385	$10,050	$7,444	$10,338	$13,026
Working capital (deficit)	17,237	6,908	(454)	8,602	(801)	1,252
Total assets	99,186	128,535	128,860	153,691	144,672	147,081
Subordinated debentures	—	52,018	42,372	27,864	29,258	30,731
Total other long-term liabilities	16,150	8,077	30,319	66,629	62,209	57,880
Total shareholders' equity	49,075	33,682	26,239	24,673	8,631	10,728

(1)
The predecessor periods relate to the period prior to the acquisition of Paradigm Geotechnology B.V. on August 13, 2002 by Fox Paine.

(2)
Amounts include the acquisitions of Reservoir Technology Division on April 22, 2004 ($21.1 million purchase price) and Petroleum Workbench on June 30, 2004 ($2.5 million purchase price) and the results of operations of those acquisitions since their respective acquisition dates.

(3)
Included in software licenses and products are sales of hardware and third-party software products provided to certain customers on a cost plus basis. For the years 2003, 2004 and 2005, and for the six months ended June 30, 2005 and June 30, 2006, sales of hardware and third-party software products totaled $1.5 million, $0.8 million and $1.5 million, respectively and $1.1 million and $5.5 million, respectively. The cost of goods sold related to the sale of hardware and third-party software products totaled $1.5 million, $0.8 million and $1.5 million, for the years 2003, 2004 and 2005, respectively and totaled $1.1 million and $5.4 million for the six months ended June 30, 2005 and June 30, 2006, respectively. For the year 2001, the predecessor 2002 period and the period ended December 31, 2002, sales of hardware and third-party software totaled $1.3 million, $1.0 million and $0.3 million, respectively. For the same periods, cost of goods sold related to the sale of hardware and third-party software totaled $1.3 million, $1.0 million and $0.3 million, respectively.

(4)
Includes $1.6 million of employee termination and facility costs and $2.9 million of impairments of intangible assets.

(5)
Includes $21.1 million of interest on convertible subordinated debentures following a distribution to Paradigm Geotechnology B.V.'s ordinary shareholders. If our shareholders receive a distribution, the terms of the convertible subordinated debentures provide for an additional payment to the debenture holders on a basis equal to what they would have received as a distribution to shareholders on an as-converted basis. Such additional payments are reflected as interest expense in the consolidated statement of operations.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        We derived the following unaudited pro forma combined financial statements by applying pro forma adjustments attributable to the acquisition of Earth Decision to the historical audited consolidated financial statements of Paradigm Geotechnology B.V. and Earth Decision. The unaudited pro forma combined statements of operations for the year ended December 31, 2005 and the six months ended June 30, 2006 give effect to the acquisition of Earth Decision as if it occurred on January 1 of each such period. The unaudited pro forma combined balance sheet gives effect to the acquisition of Earth Decision as if it occurred on June 30, 2006. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma combined financial statements.

        The pro forma combined financial statements reflect:

  •
  the acquisition of Earth Decision as described in the accompanying notes; and

  •
  the formation of our company as a Cayman Islands holding company as described in "Our Organizational Structure."

        The pro forma as adjusted financial statements reflect this offering and the use of proceeds therefrom.

        This information and the accompanying notes should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. The information presented is not necessarily indicative of the results of operations or financial position that might have occurred had the events described above actually taken place as of the dates specified or that may be expected to occur in the future.

PARADIGM GEOTECHNOLOGY B.V.
UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Actual
	Paradigm	Earth Decision	Adjustments		Pro Forma Combined (a)	Offering Adjustments		Pro Forma as Adjusted
	(Dollars in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Software licenses and products	$36,444	$9,611	$—		$46,055	$		$
Maintenance and support	34,429	10,717	—		45,146
Strategic consulting	27,813	—	—		27,813

Total revenue	98,686	20,328	—		119,014
Cost of revenue:
Software licenses and products	2,923	1,135	—		4,058
Maintenance and support	12,690	4,345	—		17,035
Strategic consulting	28,162	—	—		28,162

Total cost of revenue	43,775	5,480	—		49,255
Gross profit	54,911	14,848	—		69,759
Operating expenses:
Sales and marketing	17,917	4,904	—		22,821
Research and development	19,305	4,464	13,600	(b)	37,369
General and administrative	16,101	6,263	—		22,364
Amortization of intangibles	2,090	183	1,462	(c)	3,735
Related party fees and expenses	1,757	—	—		1,757		(l)
Goodwill impairment	4,899	—	—		4,899
Restructuring and impairment costs	4,491	—	—		4,491

Total operating expenses	66,560	15,814	15,062		97,436

Operating loss	(11,649)	(966)	(15,062)		(27,677)
Interest and other income (expense):
Interest expense, net	(5,225)	179	—		(5,046)		(m)(n)
Interest expense on convertible subordinated debentures	(1,394)	(91)	(365	)(d)	(1,850)		(o)
Other expense, net	(619)	334	—		(285)

	(7,238)	422	(365)		(7,181)
Loss before income taxes	(18,887)	(544)	(15,427)		(34,858)
Provision for income taxes	786	172	—		958

Net loss	$(19,673)	$(716)	$(15,427)		$(35,816)	$		$

EARNINGS PER SHARE—basic and diluted									$—
WEIGHTED-AVERAGE SHARES OUTSTANDING—basic and diluted									—	(p)

PARADIGM GEOTECHNOLOGY B.V.
UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2006

	Actual
	Paradigm	Earth Decision	Adjustments		Pro Forma Combined (a)	Offering Adjustments		Pro Forma as Adjusted
	(Dollars in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Software licenses and products	$27,238	$7,622	$—		$34,860	$		$
Maintenance and support	19,221	6,309	—		25,530
Strategic consulting	15,168	—	—		15,168

Total revenue	61,627	13,931	—		75,558
Cost of revenue:
Software licenses and products	5,822	963	—		6,785
Maintenance and support	6,756	2,433	—		9,189
Strategic consulting	14,428	—	—		14,428

Total cost of revenue	27,006	3,396	—		30,402
Gross profit	34,621	10,535	—		45,156
Operating expenses:
Sales and marketing	9,782	3,548	—		13,330
Research and development	9,760	2,810	13,600	(b)	26,170
General and administrative	9,373	3,654	—		13,027
Amortization of intangibles	1,094	75	731	(c)	1,900
Related party fees and expenses	577	—	—		577		(l)
Goodwill impairment	—	—	—		—
Restructuring and impairment costs	—	—	—		—

Total operating expenses	30,586	10,087	14,331		55,004

Operating income (loss)	4,035	448	(14,331)		(9,848)
Interest and other income (expense):
Interest expense, net	(2,192)	82	—		(2,110)		(m)(n)
Interest expense on convertible subordinated debentures	(1,473)	(45)	(180	)(d)	(1,698)		(o)
Other expense, net	(167)	(242)	—		(409)

	(3,832)	(205)	(180)		(4,217)
Income (loss) before income taxes	203	243	(14,511)		(14,065)
Provision for income taxes	161	149	—		310

Net income (loss)	$42	$94	$(14,511)		$(14,375)	$		$

EARNINGS PER SHARE—basic and diluted									$—
WEIGHTED-AVERAGE SHARES OUTSTANDING—basic and diluted									—	(p)

PARADIGM GEOTECHNOLOGY B.V.
UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2006

	Actual
	Paradigm	Earth Decision	Adjustments		Pro Forma Combined(a)	Offering Adjustments		Pro Forma as Adjusted
	(Dollars in thousands, except share and per share data)
ASSETS:
Current Assets:
Cash and cash equivalents	$13,026	$10,310	$(5,177	)(e)	$18,159	$	(q)(s)	$
Trade receivables, net	27,131	2,886	—		30,017
Unbilled receivables	1,990	687	—		2,677
Prepaids and other current assets	6,847	3,196	—		10,043

Total current assets	48,994	17,079	(5,177)		60,896

Property and equipment, net	13,234	765	—		13,999
Goodwill	55,557	—	21,210	(f)	76,767
Other intangible assets, net	23,576	353	13,800	(f)	37,729
Other long-term assets	5,720	—	—		5,720		(r)

Total assets	$147,081	$18,197	$29,833		$195,111	$		$

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current Liabilities:
Accounts payable	$6,178	$2,632	$—		$8,810	$		$
Accrued liabilities	13,847	2,776	—		16,623
Accrued liability to majority shareholder	576	—	—		576
Short-term bank loans	—	541	—		541
Current maturities of long-term bank loans	6,000	—	—		6,000		(q)
Current maturities of capital lease obligations	1,895	—	—		1,895
Deferred revenues	19,246	3,538	—		22,784

Total current liabilities	47,742	9,487	—		57,229

Long-term bank loans, net of current maturities	52,000	1,215	—		53,215		(q)
Capital lease obligations, net of current maturities	898	—	—		898
Convertible subordinated debentures	30,731	4,594	12,014	(g)(h)	42,745		(q)
			(4,594	)(k)
Accrued severance pay obligation	4,982	127	—		5,109

Total long-term liabilities	88,611	5,936	7,420		101,967

Shareholders' Equity:
Share capital	159	—	32	(h)(i)	191		(q)
Additional paid-in capital	70,786	—	38,755	(h)(i)	109,541		(q)
Subscription receivable	(1,000)	—	—		(1,000)
Treasury shares, at cost (236,865 shares)	(1,220)	—	—		(1,220)
Accumulated other comprehensive income	2,448	—	—		2,448
Accumulated deficit	(60,445)	—	(13,600	)(j)	(74,045)
Total shareholders' equity of Earth Decision	—	2,774	(2,774	)(k)	—

Total shareholders' equity	10,728	2,774	22,413		35,915

Total liabilities and shareholders' equity	$147,081	$18,197	$29,833		$195,111	$		$

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION

        The unaudited pro forma combined financial statements give effect to the acquisition of Earth Decision for aggregate consideration of $56.0 million, including estimated transaction fees and expenses of $5.2 million.

        The unaudited pro forma consolidated financial statements are prepared in accordance with GAAP and include:

  •
  an unaudited pro forma combined balance sheet as of June 30, 2006 which reflects the acquisition of Earth Decision as if it occurred on June 30, 2006;

  •
  an unaudited pro forma combined statement of operations for the year ended December 31, 2005 that reflects the acquisition of Earth Decision as if it occurred on January 1, 2005; and

  •
  an unaudited pro forma combined statement of operations for the six months ended June 30, 2006 that reflects the acquisition of Earth Decision as if it occurred on January 1, 2006.

        The unaudited pro forma combined financial statements should be read in conjunction with the historical audited consolidated financial statements and the related notes of Paradigm Geotechnology B.V. as of December 31, 2004 and 2005 and historical unaudited consolidated financial statements and the related notes as of June 30, 2005 and 2006. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

        The unaudited pro forma combined financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the acquisition of Earth Decision had occurred on the dates noted above. In preparing these unaudited pro forma combined financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the acquisition of Earth Decision.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by Paradigm Geotechnology B.V. as set forth in its historical audited consolidated financial statements as of December 31, 2004 and 2005.

3.     PRO FORMA COMBINED ADJUSTMENTS

        The pro forma consolidated financial statements give pro forma effect to the following:

(a)
Does not include a minority interest adjustment associated with a 13.9% percent interest in our subsidiary Paradigm Geotechnology B.V. that we do not own. The shareholders that own the remaining 13.9% interest in Paradigm Geotechnology B.V. have the right to exchange their shares in Paradigm Geotechnology B.V. for our Class B ordinary shares at any time. No amount of minority interest is reflected due to accounting principles generally accepted in the United States that prohibit recording a minority interest for our combined net loss position.

(b)
Represents our write-off of acquired in-process research and development projects of Earth Decision where the technological feasibility of the acquired technology had not yet been established and the technology has no future alternative uses. This amount is based on initial calculations performed by an independent valuation specialist.

(c)
Reflects the amortization of intangible assets acquired in connection with the acquisition of Earth Decision. The intangible assets are being amortized in accordance with their estimated useful lives, which range from 3 years to 10 years and represent a weighted-average life of 9.2 years.

(d)
For the year ended December 31, 2005, we adjusted for $0.5 million of interest expense on the $8.9 million of Paradigm Geotechnology B.V. convertible subordinated debentures issued to the Earth Decision shareholders in the acquisition, net of a reduction of $0.1 million in interest expense associated with Earth Decision convertible subordinated debentures redeemed by Earth Decision upon the acquisition.

  For the six months ended June 30, 2006, we adjusted for $0.2 million of interest expense on the $8.9 million of convertible subordinated debentures issued to the Earth Decision shareholders in the acquisition, net of a reduction of $0.1 million in interest expense associated with Earth Decision convertible subordinated debentures redeemed by Earth Decision upon the acquisition.

  Interest on the newly issued convertible subordinated debentures accrues at a rate of 5% per annum, compounded quarterly.

(e)
Represents transaction fees and expenses associated with the Earth Decision acquisition for both Paradigm Geotechnology B.V. and Earth Decision, which includes $2.5 million that Paradigm Geotechnology B.V. agreed to pay for Earth Decision's acquisition transaction fees and expenses. The cash proceeds from the sale of Paradigm Geotechnology B.V. ordinary shares were used to fund the cash consideration of the Earth Decision acquisition; therefore, these cash proceeds have no net impact on cash. See note (i).

(f)
Represents goodwill and other intangible assets associated with the Earth Decision acquisition, calculated as follows:

Total purchase price
Cash consideration, raised through issuance of Paradigm Geotechnology B.V. shares (see note (i))	$2,743
Paradigm Geotechnology B.V. ordinary shares issued to the sellers of Earth Decision	26,834
Convertible subordinated debentures issued to the sellers of Earth Decision	8,944
Other consideration (see note (h))	12,280
Acquisition transaction costs	5,177

55,978

Less: net assets acquired, including:
Current assets	(17,079)
Property and equipment	(765)
Intangible assets	(353)
Plus: liabilities assumed	10,829

7,368

Excess purchase price (preliminary)	48,610
Less: acquired intangible assets:
In-process research and development	13,600
Other identifiable intangibles	13,800

Purchase price assigned to goodwill (preliminary)	$21,210

  The final allocation of consideration to acquired intangible assets is subject to an independent appraisal and final analysis of the fair market value of individual items acquired. The current values for goodwill and other intangible assets are based on preliminary valuations from an independent appraisal.

  The above purchase price does not reflect additional consideration of up to 616,916 shares of Paradigm Geotechnology B.V. that may be issued to the Earth Decision shareholders in accordance with an earnout arrangement on the achievement of specified financial goals for Earth Decision through December 31, 2006.

(g)
Represents convertible subordinated debentures in the aggregate principal amount of $8.9 million issued to the shareholders of Earth Decision. The convertible subordinated debentures have the same terms as Paradigm Geotechnology B.V.'s 2002 debentures, other than the conversion price, as described in the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

(h)
Represents securities issuable for Earth Decision ownership interests not exchanged at the acquisition date. These securities will be in the form of Paradigm Geotechnology B.V. shares and convertible subordinated debentures, which may be subsequently exchanged for our ordinary shares. The equity consideration is reflected as an adjustment to additional paid-in capital, while the convertible subordinated debenture portion is reflected as a liability. The amount is payable upon the election of the sellers to convert their remaining Earth Decision equity or upon the election of Paradigm Geotechnology B.V. to require such conversion. The consideration is as follows:

Issuance of Paradigm Geotechnology B.V. ordinary shares	$9,210
Issuance of convertible subordinated debentures	3,070

Total	$12,280

(i)
Represents the aggregate value of $29.6 million for the initial Paradigm Geotechnology B.V. shares issued in connection with the Earth Decision acquisition, which includes shares issued to raise the cash portion of the purchase prices (see note (f)). The value was determined by multiplying the number of shares issued of 3,232,405 (2,932,605 shares to the Earth Decision shareholders and 299,800 shares issued to our shareholders for the cash portion of the purchase price) by the estimated fair value of our shares of $9.15 per share as of the date of the acquisition.

(j)
Represents our write-off of acquired in-process research and development projects of Earth Decision where the technological feasibility of the acquired technology had not yet been established and the technology has no future alternative uses. This amount is based on initial calculations performed by an independent valuation specialist.

(k)
Represents the elimination of the Earth Decision convertible subordinated debentures, which were converted into Earth Decision equity concurrent with the acquisition, and the elimination of the Earth Decision shareholders' equity upon closing of the Earth Decision acquisition.

3.     OFFERING ADJUSTMENTS

        The following adjustments reflect this offering and the use of proceeds therefrom.

(l)
Represents the payment of a termination fee under the provisions of the management agreement with Fox Paine, whereby upon our initial public offering we will pay Fox Paine a $6.8 million fee plus unreimbursed expenses to terminate the management agreement. Also, in connection with the assumed termination of the management agreement at the beginning of the period presented, the related party fees and expenses in the statement of operations of $1.8 million for the year ended December 31, 2005 and $0.6 million for the six months ended June 30, 2006 have been eliminated as those expenses relate solely to expenses incurred under the management agreement being terminated.

(m)
In connection with the assumed use of proceeds to prepay our term loan, this adjustment to interest expense represents the net of the following:

  For the year ended December 31, 2005: (i) write-off of $1.6 million in unamortized debt issuance costs related to the term loan, (ii) write-off of interest rate swap derivative assets of $0.6 million related to the term loan and (iii) elimination of $3.8 million in interest for the period on the term loan.

  For the six months ended June 30, 2006: (i) write-off of $1.4 million in unamortized debt issuance costs related to the term loan, (ii) write-off of interest rate swap derivative assets of $1.1 million related to the term loan and (iii) elimination of $1.8 million in interest for the period on the term loan.

(n)
Represents the redemption premium, reflected as interest expense, on the convertible subordinated debentures. The redemption price of the debentures is the greater of their carrying value plus a premium or their fair market value if they had converted to ordinary shares prior to the distribution. The loss of $                  , based on the midpoint of the estimated offering range, is computed as the amount the fair market value of the convertible subordinated debentures if they had converted to ordinary shares prior to the distribution as of any date, exceeds the carrying value of the convertible subordinated debentures. Accordingly, the final amount of the redemption, and therefore the total loss, will be based on the final offering price of our shares in this offering.

(o)
Adjusts for the elimination of all interest on the convertible subordinated debentures as such debt will be redeemed at the closing of this offering.

(p)
Includes the issuance of            of our ordinary shares.

(q)
Represents assumed offering proceeds of $                  million, net of transaction fees of $                  , which will be used to redeem $                   million (aggregate principal amount) of convertible subordinated debentures at a cost of $                  and prepay our term loan of $                   million under the credit facility. Upon completion of this offering, we will have      Class A ordinary shares and      Class B ordinary shares outstanding.

(r)
Represents the write-off of deferred loan costs associated with the assumed prepayment of long-term debt from the proceeds of this offering.

(s)
Represents the payment of a termination fee under the provisions of the management agreement with Fox Paine, whereby upon our initial public offering we will pay Fox Paine a $6.8 million fee plus unreimbursed expenses to terminate the management agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions, which could cause actual results to differ materially from management's expectations. See "Risk Factors" and "Special Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

Overview of Our Business

        We are a leading provider of enterprise software solutions to the global oil and natural gas exploration and production industry. Our software enables its customers to more efficiently locate new oil and natural gas reservoirs and optimize production from new and existing reservoirs. Our customers use our integrated software suite to create dynamic digital models of the Earth's subsurface by analyzing and interpreting vast amounts of data from a wide variety of sources. We also provide strategic consulting to our customers to assist them in their efforts to realize greater returns by helping them to improve their exploration and production of oil and natural gas.

        We are a global company with operations in 22 countries. We operate primarily in seven geographic areas: Europe, Africa and Middle East (EAME); Asia Pacific; the United States; Latin America; Commonwealth of Independent States (CIS); Canada and China. We have historically generated a substantial amount of our revenues from non-United States sales. We report our revenues in the country where we deliver the software or perform our maintenance and strategic consulting services. The following table reflects the amount and percentage of sales by each of our geographic regions (amounts in thousands):

	Year ended December 31,						Six months ended June 30,
	2003		2004		2005		2005		2006
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
EAME	$19,913	27	$20,238	23	$23,310	24	$11,488	24	$12,125	20
Asia Pacific	15,899	22	16,873	19	16,041	16	8,433	18	16,839	27
United States	12,845	17	23,337	26	21,720	22	10,065	21	11,169	18
Latin America	8,705	12	10,434	12	11,905	12	4,772	10	7,378	12
CIS	6,146	8	5,589	6	9,341	9	5,041	11	5,942	10
Canada	5,576	8	9,059	10	10,558	11	5,092	11	5,762	9
China	4,098	6	3,390	4	5,811	6	2,290	5	2,412	4

Total	$73,182	100%	$88,920	100%	$98,686	100%	$47,181	100%	$61,627	100%

        As of June 30, 2006, we had approximately 450 customers, including multinational, national and independent oil companies and oil field services companies. We are not dependent on any single customer and no customer represents over 10% of our total revenues.

        The United States dollar is our functional currency. Approximately 75% and 77% of our revenues in 2005 and for the first six months of 2006, respectively, were paid to us in United States dollars, or in currency tied to the United States dollar, and approximately 23% and 21% of our operating expenses during the same periods, respectively, were paid in United States dollars or in currency tied to the United States dollar. While the effect of fluctuations in currency exchange rates has had a minimal impact on our historical results of operations, our exposure to fluctuations in currency exchange rates could increase as we expand our international operations and receive revenues and expenses in currencies other than the United States dollar or that are not tied to the United States dollar.

Sources of Revenues

        We derive revenues principally from the sale of software licenses and products and related maintenance and support contracts and from providing strategic consulting services using our software applications.

        Software Licenses and Products.    We derive our software licensing and product revenues primarily from licensing our software on a perpetual basis. Our perpetual licenses allow our customers the right to use our software indefinitely. We generally license our software for a single up-front fee that varies based on the number of concurrent users. Our average sales cycle for perpetual licenses is two to six months. We also sell term licenses, which typically last for one year. Occasionally, our customers request an integrated and installed solution. In these cases, we recognize revenue from sales of third-party hardware and software in connection with our sale of software licenses.

        Maintenance and Support.    We derive maintenance and support revenues from sales of maintenance and customer support contracts associated with the sale of our software licenses. We typically sell an annual maintenance and support contract in connection with the initial purchase of a software license and these contracts are typically renewed annually. These agreements provide for online and on-call services for issue prevention and resolution as well as software updates and upgrades. We typically invoice post contract support on an annual basis in advance of providing the service. Our maintenance renewal rate in 2005 was 93% on a revenue basis. Our maintenance and support revenues are also comprised of installation and user training support contracts and on-site support contracts.

        Strategic Consulting.    We generate our strategic consulting revenues by providing services to our customers on a project basis. For each project, we define and agree upon deliverables and acceptance standards with our customers. These projects utilize our software applications and the expertise of our earth scientists and engineers to assist our customers in demonstrating the value of our applications and workflows. Specific projects may include assisting customers in their modeling, analysis and imaging, standardization of workflows, generating new capabilities for our applications and migrating data from competitor applications to our applications. In late 2005, following a strategic planning process, our management decided to cease pursuing price sensitive, compute intensive, outsourced, seismic data processing contracts that were the focus of the Reservoir Technology Division, or RTD, which we acquired in April 2004. As a result, we intend to de-emphasize these less profitable offerings in favor of pursuing strategic consulting engagements.

Costs of Revenues

        We incur the following costs of revenue in connection with our sales of software licenses and products, maintenance and support and strategic consulting:

        Software Licenses and Products.    Our costs related to our software licenses and product revenues are comprised of commissions, third-party software royalties and the cost for any third-party hardware and software sold to customers.

        Maintenance and Support.    Our costs related to our maintenance and support revenues are comprised of personnel costs related to technical support staff, travel and lodging and commissions, along with the allocated depreciation, operation and maintenance of equipment, facilities and overhead. We periodically engage third-party consultants to supplement and complement our personnel with additional resources or discreet knowledge.

        Strategic Consulting.    Our strategic consulting costs are comprised of personnel costs for the project staff associated with the consulting engagement, third-party consultants, computing services, travel and lodging, along with the depreciation, operation, and maintenance of equipment, allocated facilities and overhead.

Operating Expenses

        Sales and Marketing Expenses.    Our sales and marketing expenses consist primarily of personnel costs for our sales and marketing staff, in addition to commissions, travel and lodging, marketing programs and allocated facilities, depreciation and other related overhead. We pay commissions as we recognize revenue and collect receivables. Our marketing programs include advertising, trade shows, corporate communications, strengthening strategic alliances, building brand awareness and other product marketing expense.

        Research and Development.    Our research and development expenses consist primarily of personnel costs and allocated facilities, depreciation and other related overhead. We expense research and development as costs for developing software enhancements and new applications because the cost and time between technological feasibility and release is short and the related amounts are not considered material.

        General and Administrative Expenses.    Our general and administrative expenses consist of personnel costs for executive, finance and accounting, human resources, legal and management information systems, as well as, travel and lodging, accounting, legal and other professional fees, bad debt expense, other corporate expense and allocated facilities, depreciation and other related overhead. Beginning in 2006, our general and administrative costs increased as we prepared for this initial public offering. Following this offering, we will continue to incur additional general and administrative expense related to operating as a public company.

        Amortization of Intangibles.    Amortization of intangibles represents the amortization of intellectual property and other intangible assets arising from our purchases of other businesses.

        Related Party Fees and Expenses.    Related party fees and expenses consist of amounts charged by Fox Paine under the terms of the management agreement. Pursuant to the management agreement with Fox Paine, we paid annual management fees of $1.1 million for ongoing financial and strategic consulting plus reimbursement of incidentals and third-party expenses. Management fees and related expenses paid to Fox Paine totaled $1.2 million in 2003, $2.8 million in 2004, $1.8 million in 2005 and $0.6 million for the six months ending June 30, 2006. Included in the 2004 expense is a $1.5 million fee related to assistance provided to us in amending the credit facility. In connection with the acquisition of RTD in 2004, we paid Fox Paine an advisory fee of $1.5 million. In August 2006, we agreed with Fox Paine to terminate the management agreement upon our initial public offering in exchange for a one time payment of $6.8 million plus unreimbursed expenses. See "Our Relationship with Fox Paine."

        Restructuring.    Our restructuring expenses include costs associated with workforce reductions and consolidation of excess facilities. Workforce reduction charges include the cost of severance and related benefits of employees affected by the restructuring activities. Excess facility costs represent lease termination payments, net of sublease revenue, and other costs related to the closure of an office.

Interest and Other Expense

        Interest Expense, Net.    Interest expense, net consists of interest expense on the term loan and revolving credit facility, bank charges, amortization of deferred financing fees, fair value gains and losses on our interest rate swaps and interest income on cash and equivalents.

        Interest Expense on Convertible Subordinated Debentures.    The convertible subordinated debentures convert, at the option of the debenture holders, into an amount of our ordinary shares determined by dividing the face amount of the debentures by the applicable conversion price, which price declines at a rate of 5% per annum. The convertible subordinated debentures may be redeemed at our election for an amount equal to the greater of: (1) the face amount of such debentures plus a premium calculated at a rate of 5% per annum, compounded quarterly or (2) the fair market value of the debentures calculated on an as converted basis. As a result, we record interest on the convertible subordinated debentures to account for increases in the value of the debentures. Additionally, holders of the convertible subordinated debentures are entitled to receive interest payments to the extent the holders of our ordinary shares receive any dividends or distributions, which interest payment shall be equal to the amount the debenture holders would have received had the holders exercised their conversion rights immediately prior to such distribution and participated equally and ratably in such distribution on our ordinary shares. As a result, we also record interest expense on the convertible subordinated debentures to the extent we make dividend distributions on our ordinary shares. Following the completion of this offering, we will redeem all outstanding convertible subordinated debentures for an aggregate redemption price of approximately $            million. See "Use of Proceeds," "Our Relationship with Fox Paine," "Certain Relationships and Related Transactions" and "—Liquidity and Capital Resources."

        Other Expense, Net.    Other expense, net consists of foreign currency transaction gains and losses and minority interest expense. Other expense, net also includes the results of an entity in Kazakhstan that provides geophysical services, which is controlled by us. Although we have no ownership interest in the Kazakhstan entity, we have an irrevocable contractual 80% interest in the profits and loss of the entity. We have included the full accounts of the Kazakhstan entity in our consolidated financial statements. The remaining 20% interest represents a minority interest which is reflected in other expense, net.

        Income Taxes.    Due to the international scope of our business, our income tax expense includes the tax obligations for the multiple tax jurisdictions in which we operate. The income tax expense is affected by the profitability of our operations in the jurisdictions in which we operate, the applicable tax rate for these jurisdictions, our tax policies such as transfer pricing and cross-border charges, and the impact of certain tax planning strategies which we have implemented. We make significant estimates in determining our consolidated income tax expense. If our actual amounts differ from these estimates, our provision for income taxes could be materially impacted.

        We have tax loss carryforwards in many jurisdictions in which we operate that are available to offset future taxable income, if any, in the jurisdictions in which the losses reside. While these losses have varying carryforward periods, we have not recorded a financial statement benefit for many of these carryforwards as we do not believe it is more likely than not that such losses will be utilized prior to their expirations.

        In light of our evolving business objectives and organizational structure, we have embarked on a tax restructuring strategy. The key objectives of this strategy are to achieve an efficient and sustainable tax structure, carry out a comprehensive evaluation of transfer pricing with respect to use of intangible assets and cross border charging, and achieve an efficient and flexible cash management structure. This restructuring strategy may result in additional tax charges in the short term. However, we believe that the tax restructuring will result in tax savings and have a positive impact on our effective tax rate in the medium and longer term.

Acquisitions

        We completed two acquisitions in 2004 that included:

  •
  On April 22, 2004, our subsidiary acquired RTD a specialized geophysical and seismic data processing business that was part of Core Laboratories NV, for a total purchase price of $21.1 million in cash.

  •
  On June 30, 2004, our subsidiary acquired the Petroleum Workbench business division, providing reservoir engineering software, from Baker Hughes Inc. for an aggregate purchase price of $2.5 million.

        Through a series of transactions between August 11, 2006 and September 12, 2006, our subsidiary completed an acquisition of Earth Decision, a leading provider of solid earth-modeling software. The total purchase price of $56.0 million included 2,932,605 ordinary shares of Paradigm Geotechnology B.V., $8.9 million aggregate principal amount of convertible subordinated debentures of Paradigm Geotechnology B.V. and $2.7 million in cash. Paradigm Geotechnology B.V. has also agreed to issue an additional 1,006,578 shares and $3.1 million aggregate principal amount of convertible subordinated debentures upon the conversion of specified Earth Decision options and preferred securities and paid $5.2 million in transaction fees and expenses. An additional 616,916 ordinary shares of Paradigm Geotechnology B.V. may be issued in 2007 pursuant to an earn-out arrangement based on the achievement of specified financial goals by Earth Decision through December 31, 2006.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances and we evaluate those estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

  Revenue Recognition

        We recognize revenues in accordance with applicable accounting standards including Staff Accounting Bulletin (SAB) Nos. 101 and 104, "Revenue Recognition," Emerging Issues Task Force (EITF) Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed and determinable, and collectibility is probable. We derive our revenues from three principal sources: software licenses and products; maintenance and support; and strategic consulting. We sell our software primarily through our direct sales force.

        Revenue may be generated from contractual arrangements that require significant revenue recognition judgments, particularly in the area of contracts with multiple deliverable elements (or multiple element arrangements). Where multiple elements exist in an arrangement, contract revenue is allocated to the different elements based upon and in proportion to verifiable objective evidence of the fair value of the various elements, as governed under EITF No. 00-21, and SAB Nos. 101 and 104. Multiple element arrangements primarily involve the sale of more than one of our three revenue sources in a combined contract. Revenue is recognized as each element is earned, namely upon delivery and acceptance of software licenses, provided that the fair value of the undelivered element(s) has been determined, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and we are in control of the undelivered element(s). For arrangements that include service elements, including support and installation, for which verifiable objective evidence of fair value does not exist, revenue is deferred until such services are deemed complete, or until the time we can establish verifiable objective evidence.

        We recognize software revenue in accordance with SOP 97-2. In accordance with these standards, revenue is recognized when persuasive evidence of an arrangement exists and delivery has occurred, the fee is deemed fixed or determinable and collection is deemed probable. In making these judgments, we evaluate these criteria as follows:

  •
  Evidence of an arrangement. We consider a non-cancelable written agreement signed by us and the customer to be persuasive evidence of an arrangement.

  •
  Delivery has occurred. We consider delivery to have occurred when a compact disc or other medium containing the licensed software is provided to a common carrier or in the case of electronic delivery, the customer is given electronic access to the licensed software. If an arrangement includes undelivered products or services that are essential to the functionality of the delivered product, delivery is not considered to have occurred until these products or services are delivered.

  •
  Fixed or determinable fee. We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, we recognize revenue when the refund or adjustment right lapses or the return is estimable. For arrangements with extended payment terms, we recognize revenue as amounts become due and payable or as cash is collected.

  •
  Collection is deemed probable. We conduct a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon our evaluation, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, revenue is deferred and recognized upon cash collection.

        SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. Our Vendor Specific Objective Evidence, or VSOE, used to allocate the sales price to multiple elements is based on the prices charged when these elements are sold separately. SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. We do not grant a right of return to our customers.

        Software License and Product Revenue. We license our software on both a perpetual and term basis, as described below:

  •
  Perpetual Licenses. Licenses to use our software in perpetuity are generally priced based on (a) either a customer's database size (including the number of contacts or channels) or a platform fee and (b) a specified number of users. Because implementation services for the software licenses are not deemed essential to the functionality of the related software, we recognize perpetual license revenue at the time of product delivery, provided all other revenue criteria have been met.

  •
  Term Licenses. Term licenses are sold for a single fee, which includes the right to use our software, the updates and upgrades to the product and technical support for a specified period of time. Customers are invoiced in installments and billed in advance of the term license period. Revenues are recognized on a straight-line basis over the life of the term license.

        In conjunction with software license sales, we occasionally sell third-party hardware, software and related maintenance if the customer requests an integrated and installed arrangement. For these integrated arrangements, we report hardware and software revenue on a "gross" basis in compliance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," because we are the primary obligor in the relationship with the customer; are at risk for the customer's credit; install and integrate the third-party hardware and software with our software; and have involvement in the determination of third-party hardware and software specifications. Revenues associated with third-party hardware and software sales are reported in software license and product revenue and the related costs are reported in the corresponding cost of revenue category in the consolidated statements of operations. However, we act as more of an agent in the sale of maintenance contracts related to the third-party hardware and software. Accordingly, revenue and cost of revenue related to these maintenance contracts are reported on a "net" basis in maintenance and support revenues in the consolidated statements of operations.

        Deferred revenue arises from payments received or billings in advance of the culmination of the earnings process. Deferred revenue will be recognized as revenue in future periods when the applicable revenue recognition criteria have been met. Deferred revenue that is expected to be recognized within the next twelve months is classified as a current liability.

        Maintenance and Support Revenue.    Maintenance and support revenues are generated from sales of maintenance and customer support associated with the sale of software licenses. Maintenance and support revenues consist of three types:

  •
  Post contract support is provided by online and on-call services for problem prevention and resolution and includes delivery of software updates and upgrades. Post contract support is generally sold on an annual basis and collected in advance. Revenues are recognized ratably over the term of the agreement.

  •
  Software installation and user training support contracts are generally priced on a time and materials basis. Revenues are recognized, and the customer is invoiced, when the services are performed.

  •
  On-site support contracts are priced based on the day rate of the technical personnel and the time identified to support the customer. Revenues are recognized, and the customer is invoiced, on a monthly basis.

        Strategic Consulting Revenue.    Strategic consulting revenues include services provided on a project basis where we utilize certain of our software applications and the expertise of earth scientists and engineers to assist customers in their modeling, analysis and imaging requirements. We provide most of our strategic consulting on a fixed price basis determined by project. For each project, output measures are defined and agreed with the customer. Revenues are recognized on the proportional performance model, as services are rendered over the term of the contract, based on output measures or a reasonable surrogate to output measures.

  Goodwill, Other Intangible Assets and Long-Lived Assets

        Goodwill represents the excess of the purchase price of purchased businesses over the estimated fair value of the acquired business' net assets. Goodwill and intangible assets with indefinite lives are not amortized but are reviewed annually or when events occur which indicate potential for impairment. Intangible assets that are not deemed to have indefinite lives are amortized over their useful lives. At least annually we review the carrying value of goodwill and other long-lived assets to determine whether there has been an impairment since the date of the relevant acquisition. We have elected to perform our annual impairment assessment during the third quarter and will perform additional impairment tests if a change in circumstances occurs that would more likely than not reduce the fair value of long-lived assets below their carrying amount. The assessment is performed in two steps: step one is to test for potential impairment and if potential losses are identified, step two is to measure the impairment loss. We measure impairment loss by discounting estimated future cash flows. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. Any such impairment charge could be significant and could have a material adverse effect on our reported financial statements.

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of our long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. We evaluate the realizability of our long-lived assets. These future estimates are based on historical results, adjusted to reflect our best estimates of future market and operating conditions. Actual results may vary materially from our estimates, and accordingly may cause a full impairment of our long-lived assets. Any write-downs are treated as permanent reductions in the carrying amount of the assets. There was no impairment of long-lived assets during the years ended December 31, 2003 and 2004.

  Share-Based Compensation

        Prior to January 1, 2005, we accounted for our share-based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and the disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." In accordance with APB Opinion No. 25, no share-based compensation cost was reflected in our results of operations prior to January 1, 2005, except to the extent stock options to employees were granted with an exercise price less than the market value of the stock on the measurement date.

        Effective January 1, 2005, we adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective method. Under this method, compensation cost in 2005 includes the portion vesting in the period for (a) all share-based payments granted prior to, but not vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No.123 and (b) all share based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated using the Black-Scholes option pricing model. Our policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

        The use of various models to determine the fair value of stock options is permitted and the variables used for the model are subjective. The use of different assumptions or a different model may have a material impact on our results of operations and related disclosures.

  Income Taxes

        We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109"). We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized.

        We provided a full valuation allowance against our net deferred tax assets at December 31, 2003, 2004 and 2005 for all jurisdictions except for Canada. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the valuation allowance against our deferred tax assets would increase income in the period such determination was made. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

        Compliance with income tax regulations requires us to make decisions relating to the transfer pricing of revenue and expenses among each of our legal entities that are located in several countries. Our determinations include many decisions based on our knowledge of the underlying assets of the business, the legal ownership of these assets and the ultimate transactions conducted with customers and other third-parties. To the extent that our decisions and assumptions and historical reporting are determined not to be compliant with applicable tax laws we may be subject to adjustments in our reported income for tax purposes as well as interest and penalties.

  Research and Development and Software Development Costs

        Research and development expenditures are charged to operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Historically, costs incurred by our company between completion of the working model and the point at which the product is ready for general release have been immaterial.

        Research and development costs incurred in the process of developing product improvements or new products are charged to expense as incurred, except for certain software development costs, as described below.

        Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. We define establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material.

Results of Operations

        The following table sets forth certain consolidated statements of operations data expressed as a percentage of revenues for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
REVENUES:
Software licenses and products	36%	35%	37%	37%	44%
Maintenance and support	39	34	35	35	31
Strategic consulting	25	31	28	28	25

Total	100	100	100	100	100
COST OF REVENUES:
Software licenses and products(1)	15	9	8	9	21
Maintenance and support(1)	34	35	37	38	35
Strategic consulting(1)	85	84	101	97	95

Total	40	41	44	44	44
GROSS MARGIN:
Software licenses and products(1)	85	91	92	91	79
Maintenance and support(1)	66	65	63	62	65
Strategic consulting(1)	15	16	(1)	3	5

Total	60	59	56	56	56
OPERATING EXPENSES:
Sales and marketing	21	18	18	19	16
Research and development	23	20	20	20	16
General and administrative	17	13	16	15	15
Amortization of intangibles	2	2	2	2	2
Related party fees and expenses	2	3	2	1	1
Goodwill impairment	—	—	5	—	—
Restructuring and other impairment costs	—	1	5	2	—

Total operating expenses	65	57	68	59	50

OPERATING INCOME (LOSS)	(5)	2	(12)	(3)	6
INTEREST AND OTHER EXPENSE:
Interest expense, net	(2)	(3)	(5)	(6)	(4)
Interest expense on convertible subordinated debentures	(3)	(26)	(1)	(1)	(2)
Other expense, net	(1)	—	(1)	(1)	—

	(6)	(29)	(7)	(8)	(6)
INCOME (LOSS) BEFORE INCOME TAXES	(11)	(27)	(19)	(11)	—
PROVISION FOR INCOME TAXES	1	2	1	—	—

NET INCOME (LOSS)	(12%)	(29%)	(20%)	(11%)	—%

(1)
Calculated as a percentage of its related revenues.

Results of Operations

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

  Revenues

        Total revenues were $61.6 million for the six months ended June 30, 2006, representing an increase of $14.4 million or 31%, as compared to $47.2 million for the six months ended June 30, 2005.

        Software Licenses and Products.    Software licenses and product revenues were $27.2 million for the six months ended June 30, 2006, representing an increase of $9.9 million or 57%, compared to $17.3 million for the six months ended June 30, 2005. Software licenses and product revenues, net of hardware and third-party software, increased by 34% to $21.8 million for the six months ended June 30, 2006 compared to $16.2 million for the six months ended June 30, 2005. Software licenses and product revenues, net of hardware and third-party software, comprised 39% and 35% of our total revenues in the six months ended June 30, 2006 and 2005, respectively. We recognized third-party hardware and software revenue of $5.5 million for the six months ended June 30, 2006 as compared to $1.1 million for the six months ended June 30, 2005. Sales in Asia Pacific, Canada and the United States mainly contributed to the growth in software licenses and product revenues, net of hardware and third-party software. The increase in software licenses and product revenues, net of hardware and third-party software, was primarily the result of increased revenues from our expanding penetration of existing customers and broader demand for our software from new customers, as well as a price increase that became effective on January 1, 2006.

        Maintenance and Support.    Maintenance and support revenues were $19.2 million for the six months ended June 30, 2006, representing an increase of $2.7 million or 16%, compared to $16.5 million for the six months ended June 30, 2005. Maintenance and support revenues comprised 31% and 35% of our total revenues in the six months ended June 30, 2006 and 2005, respectively. The increase in maintenance revenue consists primarily of a $1.0 million increase in post contract support agreements from new software customers and renewal agreements purchased by existing software customers and a $1.0 million increase in installation and training services.

        Strategic Consulting.    Strategic consulting revenues were $15.2 million for the six months ended June 30, 2006, representing an increase of $1.9 million or 14%, as compared to $13.3 million for the six months ended June 30, 2005. Strategic consulting revenues comprised 25% of our total revenues in the six months ended June 30, 2006 and 28% of our total revenues in the six months ended June 30, 2005. Sales in Latin America, CIS and Asia Pacific mainly contributed to growth in strategic consulting revenues. The increase in strategic consulting revenues was primarily due to engagements with new customers in these regions.

  Cost of Revenues and Gross Margin

        Total cost of revenues was $27.0 million for the six months ended June 30, 2006, representing an increase of $6.3 million or 30%, as compared to $20.7 million for the six months ended June 30, 2005. Total gross margin was 56% in the six months ended June 30, 2006 as compared to 56% for the same period in 2005. Total gross margin, net of hardware and third-party software, was 61% in the six months ended June 30, 2006 compared to 58% in the six months ended June 30, 2005.

        Software Licenses and Products.    Cost of software licenses and product revenues was $5.8 million in the six months ended June 30, 2006, representing an increase of $4.3 million as compared to $1.5 million in the six months ended June 30, 2005. The increase was substantially due to the incremental hardware and third-party software costs incurred in the first six months of 2006 as compared to the same period in 2005. We recognized third-party hardware and software costs of $5.4 million in the first six months of 2006 as compared to $1.1 million in the first six months of 2005. Gross margin for software licenses and products, net of hardware and third-party software sales, was 98% for the first six months of 2006 compared to 97% for the first six months of 2005.

        Maintenance and Support.    Cost of maintenance and support revenues was $6.8 million in the six months ended June 30, 2006, representing an increase of $0.6 million or 9%, as compared to $6.2 million for the same period in 2005. This increase was mainly attributable to an increase in personnel costs and travel related to training and installation support as maintenance and support revenues increased. Gross margin for maintenance and support for the six months ended June 30, 2006 was 65% compared to 62% for the six months ended June 30, 2005.

        Strategic Consulting.    Cost of strategic consulting revenues was $14.4 million in the six months ended June 30, 2006, representing an increase of $1.5 million or 11%, compared to $12.9 million in the six months ended June 30, 2005. The increase in costs of strategic consulting revenues was mainly due to an increase in computer services of $0.5 million, an increase of $0.6 million for third-party consultants, a payment of $0.4 million for indirect taxes and higher depreciation expenses of $0.7 million on computer equipment, offset by a reduction in personnel costs of $0.6 million and travel of $0.1 million. The additional computer equipment and third-party consultants were required to resource strategic consulting projects mainly in Canada, Asia Pacific and CIS while the additional computer services was related to projects in the United States. Gross margin for strategic consulting was 5% for the six months ended June 30, 2006, as compared to 3% for the six months ended June 30, 2005. The gross margin improvement reflects both the decision to sell less resource intensive strategic consulting projects and the completion in late 2005 of several unprofitable outsourced seismic data processing projects.

  Operating Expense

        Sales and Marketing.    Sales and marketing expense was $9.8 million for the first six months ended June 30, 2006, representing an increase of $1.0 million or 11%, as compared to $8.8 million for the first six months ended June 30, 2005. This increase in sales and marketing expenses in the first six months of 2006 was mainly due to an increase in personnel costs of $1.2 million from the net addition of 20 personnel for the sales team in all of our geographic regions, which was partially offset by a reduction in marketing and advertising expenses of $0.2 million due to centralizing our marketing activities in late 2005.

        Research and Development.    Research and development expense was $9.8 million for the six months ended June 30, 2006, representing an increase of $0.4 million or 4%, as compared to $9.4 million for the six months ended June 30, 2005. This increase was primarily due to additional depreciation expense of $0.2 million resulting from an increase in computer equipment purchases and $0.2 million of additional travel.

        General and Administrative.    General and administrative expense was $9.4 million for the six months ended June 30, 2006, representing an increase of $2.3 million or 32%, as compared to $7.1 million for the six months ended June 30, 2005. This increase in general and administrative expenses is mainly attributable to higher professional fees for legal services of $1.0 million and accounting services of $0.6 million. Changes in personnel costs resulted in an increase of $0.9 million from higher headcount and additional stock based compensation expenses. Travel and facility overhead increased by $0.3 million related to the increase in headcount. These increases were offset by a reduction in bad debt expense of $0.5 million, mainly in Latin America and CIS.

        Amortization of Intangibles.    Amortization of intangibles was $1.1 million in both the six months ended June 30, 2006 and the six months ended June 30, 2005. This reflects the effect of recording amortization of intangibles expense for assets acquired in business purchases.

        Related Party Fees and Expenses.    Related party fees and expenses were $0.6 million in both the six months ended June 30, 2006 and the six months ended June 30, 2005. These amounts reflect the contractual arrangements under the management agreement with Fox Paine agreement finalized in September 2006. These fees will terminate upon the consummation of this offering.

        Restructuring and Impairment.    During the six months ended June 30, 2005, our management approved restructuring plans to align our cost structure with market conditions and create a more efficient organization. In connection with these plans, we recorded a charge of $0.8 million for this period associated with workforce reductions, mainly impacting our corporate office and our United States operations. All of the $0.8 million was paid by December 31, 2005. No restructuring activity occurred in the six months ended June 30, 2006.

  Interest and Other Expense

        Interest Expense, Net.    Interest expense, net was $2.2 million in the six months ended June 30, 2006, representing a decrease of $0.7 million or 24%, as compared to $2.9 million in the six months ended June 30, 2005. The net decrease was the result of increased value of our interest rate swaps and lower amortization of deferred financing cost, offset by higher interest rates on borrowings. Interest expense on borrowings under our term loan increased by $0.4 million for the first six months of 2006, as compared to the first six months of 2005. The additional expense was due to an increase in our average borrowing rates of 193 basis points on the variable rate term loans in excess of $51.0 million, which was partially offset by a reduction in average borrowings of $4.8 million under the credit facility. Our interest rate swaps, which effectively convert a portion of floating-rate interest on the long term loans to a fixed interest rate, do not qualify as a hedge under applicable accounting guidance. In the first six months of 2006, we recognized a fair value gain of $0.5 million compared to the recognition of a fair value loss of $0.4 million in the first six months of 2005, resulting in a net change of $0.9 million. Amortization of deferred financing fees declined by $0.2 million from the first six months of 2006 as compared to the first six months of 2005. We intend to repay the outstanding balance under the term loan with proceeds from this initial public offering.

        Interest Expense on Subordinated Debentures.    We recorded interest expense of $1.5 million in the six months ended June 30, 2006 and $0.7 million in the six months ended June 30, 2005 in connection with the convertible subordinated debentures. We intend to repay these debentures with proceeds from this initial public offering.

        Other Expense, Net.    Other expense, net was $0.2 million in both the six months ended June 30, 2006 and the six months ended June 30, 2005. The components of other expense, net reflects an increase in minority interest of $0.2 million and a decrease of $0.2 million in foreign currency transaction losses in the first six months of 2006 as compared to the same period in 2005.

  Provision for Income Taxes

        Income tax expense was $0.2 million in both the six months ended June 30, 2006 and the six months ended June 30, 2005. Our effective tax rate increased in 2006 when compared to 2005 primarily due to the fact that we incurred tax expense in certain jurisdictions and tax losses in others which are not available to offset each other. A benefit has not been recorded for such losses.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

  Revenues

        Total revenues were $98.7 million for 2005, representing an increase of $9.8 million or 11%, as compared to $88.9 million for 2004.

        Software Licenses and Products.    Software licenses and product revenues were $36.4 million in 2005, representing an increase of $5.5 million or 18%, as compared to $30.9 million in 2004. Software licenses and product revenues, net of hardware and third-party software, increased by $5.0 million, or 16%, to $35.0 million for 2005 compared to $30.0 million for 2004. We recognized third-party hardware and software revenues of $1.5 million in 2005 as compared to $0.8 million in 2004. Software licenses and product revenues, net of hardware and third-party software, comprised 36% and 34% of our total revenues, net of hardware and third-party software, in 2005 and 2004, respectively. The increase in software licenses and product revenues, net of hardware and third-party software, was attributable to increased sales of software licenses and products, including additional purchases by our current customers and purchases by new customers primarily in Canada, EAME, China, CIS and Asia Pacific.

        Maintenance and Support.    Maintenance and support revenues were $34.4 million in 2005, representing an increase of $4.1 million or 14%, as compared to $30.3 million in 2004. Maintenance revenues comprised 35% and 34% of our total revenues in 2005 and 2004, respectively. The increase in maintenance revenue consists of a $3.3 million increase in post contract support agreements from new software customers and renewal agreements purchased by existing software customers, a $0.5 million increase in software installation and training support revenues and a $0.3 million increase in on site support revenues.

        Strategic Consulting.    Strategic consulting revenues were $27.8 million in both 2005 and 2004. Strategic consulting revenues comprised 28% and 31% of our total revenues in 2005 and 2004, respectively. In the United States and Asia Pacific strategic consulting revenues declined, with an increase in revenues in CIS, in 2005 when compared to 2004. Strategic consulting revenues remained flat as a result of a decision of our prior management to commit available personnel and computing resources to the completion of outsourced seismic data processing projects rather than focus resources on selling new strategic consulting projects.

  Cost of Revenues and Gross Margin

        Total cost of revenues was $43.8 million for 2005, representing an increase of $7.3 million or 20%, as compared to $36.5 million for 2004. Total gross margin was 56% in 2005 as compared to 59% for 2004. The effects of the costs of hardware and third-party software were immaterial.

        Software Licenses and Products.    Cost of software licenses and product revenues was $2.9 million in 2005 compared to $2.8 million in 2004, reflecting a $0.1 million increase. Gross margin was 92% in 2005 as compared to 91% in 2004. Gross margin for software licenses and products, net of hardware and third-party software sales was 96% in 2005 as compared to 94% in 2004.

        Maintenance and Support.    Cost of maintenance and support revenues was $12.7 million in 2005, representing an increase of $2.1 million or 20%, as compared to $10.6 million in 2004. Gross margin in 2005 was 63% as compared to 65% in 2004. During 2005, personnel costs increased by $1.1 million as a result of a 25% increase in headcount to maintain the growing software installation base and related facilities and office overhead increased $0.4 million as a result of the increase in headcount. The remaining increases in costs of maintenance and support revenues were associated with software installation and training required to support new software licenses customers.

        Strategic Consulting.    Cost of strategic consulting revenues was $28.2 million in 2005, representing an increase of $5.0 million or 21%, as compared to $23.2 million in 2004. Overall, costs of strategic consulting revenues increased in 2005 as compared to 2004 as a result of the acquisition of RTD in April 2004. In addition to the impact of the RTD acquisition on increasing costs of strategic consulting revenues, we determined that the estimated useful life of certain computer and related equipment should be reduced based on a review of the historical patterns of retirement and disposal. In the third quarter of 2005, we reviewed and reduced the useful life of the equipment to three years from a range of four to six years resulting in additional depreciation expense of $1.1 million for 2005. Gross margin on strategic consulting was (1)% in 2005, compared to 16% in 2004. The decline in the gross margins from 2004 to 2005 is primarily the result of personnel and computing resource costs that were absorbed by us rather than passed on to customers in order to complete certain seismic data processing projects.

  Operating Expense

        Sales and Marketing.    Sales and marketing expense was $17.9 million in 2005, representing an increase of $1.7 million or 10%, as compared to $16.2 million in 2004. The increase in sales and marketing expense is principally due to a $1.0 million increase in personnel costs resulting from a 25% expansion in the number of sales staff in all of our geographic regions in late 2005 and the $0.2 million increase in personnel costs for stock based compensation expense. The remaining portion of the increase is attributable to additional travel expenses of $0.2 million and additional marketing and advertising expenses of $0.3 million in 2005 as compared to 2004.

        Research and Development.    Research and development expense was $19.3 million in 2005, representing an increase of $1.9 million or 11%, as compared to $17.4 million in 2004. The increase in research and development expense was due primarily to higher personnel costs of $1.5 million resulting from the implementation of an incentive compensation plan, the addition of new management personnel and the effects of recording stock-based compensation. Also, depreciation increased by $0.4 million in 2005 as compared to 2004 from higher capital expenditures for computer equipment.

        General and Administrative.    General and administrative expense was $16.1 million in 2005, representing an increase of $4.7 million or 41%, as compared to $11.4 million in 2004. This increase in 2005 was attributable to a $1.5 million increase in personnel costs resulting from a 7% increase in headcount, which includes the addition of several members of our new executive management team. Additional items recorded in 2005 were $1.7 million of expense resulting from recording stock based compensation, additional bad debt expenses of $1.0 million due to increased reserves for doubtful accounts relating to delinquent United States and Latin America accounts receivable and additional expense of $1.0 million to record an uncollectible value added tax in Latin America. These increases were offset by collection of $0.5 million in legal settlements.

        Amortization of Intangibles.    Amortization of intangibles expense was $2.1 million for 2005, representing an increase of $0.3 million or 18%, as compared to $1.8 million for 2004. This increase is primarily due to the effect of recording amortization of intangibles expense for assets acquired in 2004 partially offset by the amortization of the Petroleum Workbench intangibles that were written off in 2005.

        Related Party Fees and Expenses.    Related party fees and expenses were $1.8 million for 2005, representing a decrease of $1.0 million as compared to $2.8 million for 2004. In 2004, a $1.5 million advisory fee was charged in connection with the amendment of the credit facility. This decrease was offset by an additional $0.5 million of reimbursement of expenses.

        Goodwill Impairment.    Goodwill impairment was $4.9 million for 2005. In 2005, we identified goodwill impairment related to strategic consulting. We determined that a portion of goodwill was impaired using a valuation prepared by an independent valuation specialist. The goodwill impairment was the result of lower operating profits and cash flows than expected due to low margin seismic data processing projects. There was no goodwill impairment in 2004.

        Restructuring and Other Impairment Costs.    Restructuring and other impairment costs were $4.5 million for 2005 as compared to $1.0 million for 2004. Restructuring costs were $1.6 million in 2005 compared to $1.0 million in 2004. Management approved the restructuring plans to align our cost structure with market conditions and to create a more efficient organization. These charges include costs associated with workforce reductions and consolidation of excess facilities. In 2005, the restructuring charges were primarily attributable to workforce reductions consisting of 19 positions from strategic consulting, sales and marketing and general and administrative functions, mainly in our corporate office and the United States region. In 2004, the restructuring charges included costs associated with workforce reductions of $0.4 million consisting of seven positions from strategic consulting, research and development, and sales and marketing mainly in the United States and expenses of $0.6 million associated with the consolidation of excess facilities in Canada related to the RTD acquisition.

        In 2005, we identified other impairment costs amounting to $2.9 million related to certain intangible assets acquired, primarily related to strategic consulting and Petroleum Workbench. For strategic consulting, we determined that $0.5 million of the customer relationships were impaired using a valuation prepared by an independent valuation specialist. The customer relationship impairment was the result of lower operating profits and cash flows than expected due to low margin seismic data processing projects. We expensed the remaining net book value of the Petroleum Workbench intangibles for a charge of $2.4 million upon determining the application was not part of our core technologies. No impairments were identified in 2004.

  Interest and Other Expense

        Interest Expense, Net.    Interest expense, net was $5.2 million for 2005, representing an increase of $2.6 million or 98%, as compared to $2.6 million for 2004. The increase in interest expense, net during 2005 was primarily due to increased borrowings under the credit facility in conjunction with higher interest rates by an average of 132 basis points. Average borrowings were higher in 2005 by $36.6 million primarily to make payments to shareholders and debentures holders. See "—Liquidity and Capital Resources—Convertible Subordinated Debentures." These increased borrowings resulted in additional interest expense of $2.4 million in 2005 as compared to 2004. Amortization of deferred financing fees increased $0.5 million in 2005 as compared to 2004 due to fees associated with the amendment of the credit facility in November 2004. Our interest rate swaps, which convert a portion of the long term loans to a fixed rate basis, do not qualify as a hedge resulting in an increase in the fair value gain of $0.3 million was recognized in interest expense, net.

        Interest Expense on Subordinated Debentures.    We recorded interest expense of $1.4 million in 2005 and $23.2 million in 2004 in connection with the convertible subordinated debentures. The significantly higher interest expense in 2004 was due to $21.1 million of interest paid following a distribution to our ordinary shareholders.

        Other Expense, Net.    Other expense, net was $0.6 million in 2005 and consisted of $0.4 million of foreign currency transaction losses and $0.2 million of minority interest. In 2004, other expense, net consisted of $0.3 million of foreign currency transaction losses.

  Provision for Income Taxes

        Income tax expense was $0.8 million in 2005 and $1.6 million in 2004. Our decrease in tax expense in 2005 when compared to 2004 was primarily due to a decrease in the level of pre-tax profit in jurisdictions where we incurred a current tax obligation. Our effective tax rate fluctuated in 2005 when compared to 2004 primarily due to the fact that we incurred tax expense in certain jurisdictions and tax losses in others which are not available to offset each other. A benefit has not been recorded for such losses.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

  Revenues

        Total revenues were $88.9 million for 2004, representing an increase of $15.7 million or 22%, as compared to $73.2 million for 2003.

        Software Licenses and Products.    Software licenses and product revenues were $30.9 million for 2004, as compared to $26.6 million for 2003, representing an increase of $4.3 million or 16%. Software licenses and product revenues, net of hardware and third-party software, increased by 19% to $30.0 million for 2004 compared to $25.1 million for 2003. We recognized third-party hardware and software revenues of $0.8 million in 2004 as compared to $1.5 million in 2003. Software licenses and product revenues, net of hardware and third-party software, comprised 34% of our total revenues in 2004 and 35% of our total revenues in 2003. The increase in software licenses and product revenues, net of hardware and third-party software, was primarily the result of increased revenues in the United States and Asia Pacific from our expanding base of existing customers and broader demand for our software from new customers.

        Maintenance and Support.    Maintenance and support revenues were $30.3 million for 2004, representing an increase of $1.7 million or 6%, as compared to $28.6 million for 2003. Maintenance and support revenues comprised 34% and 39% of our total revenues in 2004 and 2003, respectively. The increase in maintenance revenue consists of a 8% increase in maintenance agreements from new software customers and renewal agreements purchased by existing software customers, a 4% decline in software installation and training revenues and a 1% increase in on site support revenues.

        Strategic Consulting.    Strategic consulting revenues were $27.8 million in 2004, representing an increase of $9.9 million or 55%, compared to $17.9 million in 2003. The increase in strategic consulting revenues is partially attributable to revenues from outsourced seismic data processing contracts acquired in the acquisition of RTD in April 2004 in the United States, Canada and Latin America. Strategic consulting revenues comprised 31% and 24% of our total revenues in 2004 and 2003, respectively.

  Cost of Revenues and Gross Margin

        Total cost of revenues was $36.5 million for 2004, representing an increase of $7.6 million or 26%, as compared to $28.9 million for 2003. Total gross margin was 59% in 2004 as compared to 60% for 2003.

        Software Licenses and Products.    Cost of software licenses and product revenues was $2.8 million in 2004, representing a decrease of $1.1 million or 29%, as compared to $3.9 million in 2003. Gross margin, net of hardware and third-party software sales, was 94% in 2004 and 90% in 2003. We recognized third-party hardware and software costs of $0.8 million in 2004 as compared to $1.5 million in 2003.

        Maintenance and Support.    Cost of maintenance and support revenues was $10.6 million in 2004, representing an increase of $0.8 million or 8%, as compared to $9.8 million in 2003. The increase was primarily attributable to the cost of third-party consultants used to supplement internal resources on a temporary basis to provide training and on-site support. Gross margin for 2004 was 65% as compared to 66% in 2003.

        Strategic Consulting.    Cost of strategic consulting revenues was $23.2 million in 2004, representing an increase of $7.9 million or 52%, as compared to $15.3 million in 2003. This increase in cost of strategic consulting revenues is attributable to the acquisition of RTD. Gross margin for strategic consulting was 16% in 2004 as compared to 15% in 2003. We were able to leverage our fixed costs, mainly computer hardware and personnel, across the increased number of strategic consulting projects to improve the gross margin in 2004 as compared to 2003.

  Operating Expense

        Sales and Marketing.    Sales and marketing expense increased $0.5 million, to $16.2 million in 2004 from $15.7 million in 2003. The increase in 2004 as compared to 2003 was primarily due to an expansion of our office network in Asia Pacific where we incurred an additional $0.3 million of personnel and facility costs, as well as, an increase in sales commissions of $0.2 million related to an increase in revenues.

        Research and Development.    Research and development expense was $17.4 million in 2004, representing an increase of $0.9 million or 5%, as compared to $16.5 million in 2003. This increase is attributable to an increase in headcount of 7% during 2004 as compared to 2003, primarily as a result of the employees added from the acquisition of the Petroleum Workbench technology in June 2004 and, to a lesser extent, personnel added to support the ongoing development of our applications.

        General and Administrative.    General and administrative expense was $11.4 million in 2004, representing a decrease of $1.0 million or 8%, as compared to $12.4 million in 2003. This decrease is attributable to a retention package of $1.8 million paid in 2003 for management and other personnel related to the transaction where we became a privately held company in 2002. This decrease in general and administrative expenses was offset by an increase of $0.8 million in personnel costs due to higher bonus expense and a 13% increase in headcount related to the RTD acquisition.

        Amortization of Intangibles.    Amortization of intangibles increased $0.3 million, or 19%, to $1.8 million in 2004 from $1.5 million in 2003. This increase was attributable to amortization of intangible assets acquired as part of the RTD and Petroleum Workbench acquisitions completed in April and June 2004, respectively.

        Related Party Fees and Expenses.    Related party fees and expenses were $2.8 million in 2004, representing an increase of $1.6 million or 142%, as compared to $1.2 million in 2003. The increase was attributable to a $1.5 million fee charged by our related party to assist in securing the senior secured credit facility and repayment of convertible subordinated debentures and a $0.1 million increase in the reimbursement of third-party expenses.

        Restructuring and Other Impairment Costs.    Restructuring and other impairment costs were $1.0 million in 2004. Management approved the restructuring plans in 2004 to align our cost structure with market conditions and to create a more efficient organization. In 2004, these charges were a result of the RTD acquisition and included costs associated with workforce reductions of $0.4 million covering seven positions mainly in the United States and consolidation of excess facilities for $0.6 million in Canada. There were no restructuring costs in 2003.

  Interest and Other Expense

        Interest Expense, Net.    Interest expense, net was $2.6 million in 2004, representing an increase of $1.4 million, or 114%, as compared to $1.2 million in 2003. This increase was attributable to higher interest expense of $0.8 million due to increased borrowings under the credit facility, additional bank transaction fees of $0.2 million and higher amortization of deferred financing fees of $0.2 million.

        Interest Expense on Convertible Subordinated Debentures.    We recorded interest expense of $23.2 million in 2004 and $2.4 million in 2003 in connection with the convertible subordinated debentures. The significantly higher interest expense in 2004 was due to $21.1 million of interest paid on the convertible subordinated debentures as a result of a distribution paid to ordinary shareholders.

        Other Expense, Net.    Other expense, net was $0.3 million in 2004, representing a decrease of $0.4 million or 59%, compared to $0.7 million in 2003. The decrease in other expense, net was due to lower foreign currency transaction losses in 2004.

  Provision for Income Taxes

        Income tax expense was $1.6 million in 2004 and $1.1 million in 2003. Our increase in tax expense in 2004 when compared to 2003 was primarily due to an increase in the level of pre-tax profit in jurisdictions where we incurred a current tax obligation.

Selected Unaudited Quarterly Operating Results

        The tables below show our unaudited consolidated quarterly income statement data for each of our ten most recent quarters. This information has been derived from our unaudited financial statements which have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for the fair presentation of the information for the quarters presented. This information should be read in conjunction with the financial statements and related notes included elsewhere in this document.

	Three Months ended
	2004				2005				2006
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006
	(Dollars in thousands)
REVENUES:
Software licenses and products	$7,732	$7,335	$4,661	$11,122	$9,238	$8,105	$5,928	$13,173	$9,952	$17,286
Maintenance and support	7,117	7,504	7,441	8,250	8,217	8,282	8,414	9,516	9,104	10,117
Strategic consulting	5,053	6,637	7,915	8,153	6,157	7,182	6,645	7,829	6,975	8,193

Total	19,902	21,476	20,017	27,525	23,612	23,569	20,987	30,518	26,031	35,596
COST OF REVENUES:
Software licenses and products	547	759	604	851	1,653	(106) (1)	343	1,033	123	5,699
Maintenance and support	2,639	2,463	2,613	2,846	3,171	3,023	2,971	3,525	3,167	3,589
Strategic consulting	4,464	6,269	6,366	6,123	6,485	6,458	6,505	8,714	7,318	7,110

Total	7,650	9,491	9,583	9,820	11,309	9,375	9,819	13,272	10,608	16,398
GROSS PROFIT	12,252	11,985	10,434	17,705	12,303	14,194	11,168	17,246	15,423	19,198
OPERATING EXPENSES:
Sales and marketing	3,890	3,744	3,698	4,883	4,384	4,418	4,396	4,719	4,740	5,042
Research and development	4,274	4,285	4,182	4,655	4,685	4,743	4,658	5,219	4,530	5,230
General and administrative	2,777	2,716	2,679	3,219	3,479	3,596	4,514	4,512	4,138	5,235
Amortization of intangibles	373	380	524	488	483	661	524	422	466	628
Related party fees and expenses	401	276	276	1,876	275	277	276	929	276	301
Goodwill impairment	—	—	—	—	—	—	—	4,899	—	—
Restructuring and other impairment costs	96	580	211	106	125	704	3,204	458	—	—

Total operating expenses	11,811	11,981	11,570	15,227	13,431	14,399	17,572	21,158	14,150	16,436

OPERATING INCOME (LOSS)	441	4	(1,136)	2,478	(1,128)	(205)	(6,404)	(3,912)	1,273	2,762
INTEREST AND OTHER EXPENSE:
Interest expense, net	(761)	(244)	(749)	(885)	(1,235)	(1,635)	(834)	(1,521)	(1,117)	(1,075)
Interest expense on convertible subordinated debentures	(492)	(554)	(499)	(21,704)	(306)	(382)	(350)	(356)	(541)	(932)
Other expense, net	44	(66)	(76)	(208)	(103)	(134)	(130)	(252)	(24)	(143)

	(1,209)	(864)	(1,324)	(22,797)	(1,644)	(2,151)	(1,314)	(2,129)	(1,682)	(2,150)
INCOME (LOSS) BEFORE INCOME TAXES	(768)	(860)	(2,460)	(20,319)	(2,772)	(2,356)	(7,718)	(6,041)	(409)	612
PROVISION FOR INCOME TAXES	49	52	164	1,344	110	99	320	257	80	81

NET INCOME (LOSS)	$(817)	$(912)	$(2,624)	$(21,663)	$(2,882)	$(2,455)	$(8,038)	$(6,298)	$(489)	$531

(1)
Our cost of revenue for software licenses and products during the quarter ended June 30, 2005 includes an adjustment of $(556) to reduce provisions for royalties and indirect taxes.

Seasonality

        We experience significant seasonality, with most of our revenues being generated during the second and fourth quarters. Our third quarter is typically affected by the global vacation and holiday schedules of our customers, which can delay purchase decision-making and the procurement process. Our fourth quarter generally contributes the greatest percentage of our annual revenues primarily due to year end budget utilization by our customers. We cannot accurately forecast many of these factors, nor can we estimate accurately the relative influence of any particular factor. As a result, there can be no assurance that historical patterns, if any, will continue in future periods. See "Risk Factors—Our quarterly revenue and operating results may fluctuate significantly from period to period, and this may cause volatility in the price of our Class A ordinary shares."

Liquidity and Capital Resources

        At the end of June 30, 2006, we had $13.0 million of cash and cash equivalents and $3.2 million availability of borrowing capacity on our available credit lines. Our primary capital resources are net cash flows from operations. We have utilized cash and cash equivalents and bank and capital lease financing to obtain capital resources and fund acquisitions in the past. Based on current plans, we believe that our existing capital resources and the net proceeds from this offering will be sufficient to finance our operations, anticipated capital expenditures for at least the next twelve months. To the extent that our cash and cash equivalents, cash flow from operations, availability under the credit facility and net proceeds of this offering are insufficient to fund our future activities, we may need to raise funds through additional bank credit arrangements or equity or debt financing. There can be no assurance that such financings can be obtained on favorable terms, if at all.

        We make capital expenditures primarily to acquire computer and other equipment, software, furniture and leasehold improvements to support the growth of our business. We expect to spend approximately $6.5 million in 2006 and between $6.0 million to $7.0 million in 2007 for investment in capital expenditures.

  Six Months Ended 2006 Compared to the Six Months Ended 2005

        Net Cash Provided by Operating Activities.    Net cash provided by operating activities was $12.7 million in the first six months of 2006, as compared to $8.5 million in the first six months of 2005. The increase in the net cash provided by operating activities was primarily attributable to an improvement in operating results, net of a $1.9 million decrease in cash provided from changes in working capital for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005. The decrease in cash from changes in working capital for the first six months of 2006 is primarily due to a combination of a $3.2 million increase in trade and unbilled receivables and a $2.9 million decrease in trade and other payables, offset by a $4.1 million increase deferred revenue.

        Net Cash Used in Investing Activities.    Net cash used in investing activities in the first six months of 2006 was $2.2 million, as compared to $2.9 million in the first six months of 2005. Capital expenditures were $1.9 million in the six months ended June 30, 2006, as compared to $2.9 million in the six months ended June 30, 2005, resulting in a decrease of $1.0 million. The expenditures in the first six months of 2006 and the same period in 2005 were mainly for computer equipment to support strategic consulting projects and the research and development initiatives. A cash payment of $0.3 million was made for professional fees related to the Earth Decision transaction.

        Net Cash Used in Financing Activities.    Net cash used in financing activities for the first six months of 2006 was $7.9 million, compared to $2.9 million in the same period of 2005. The cash used in financing activities in the first six months of 2006 consists of $6.6 million in repayments of debt and $1.3 million in payments of capital lease obligations. The cash used in financing activities in the first six months of 2005 consist of $1.9 million in repayment of debt and $1.0 million in payments of capital lease obligations.

  Years Ended December 31, 2005, 2004 and 2003

        Net Cash Provided by Operating Activities.    Net cash provided by operating activities was $10.3 million in 2005, net cash used in operating activities was $18.2 million in 2004, and net cash provided by operating activities was $11.8 million in 2003. The $28.5 million increase in our cash flow from operations in 2005 compared to 2004 was primarily the result of $19.5 million reduction in our net loss, as adjusted for non-cash expenses such as depreciation and amortization, impairment of assets, and share based compensation and the impact of $9.0 million increased cash from working capital fluctuations. The $30.0 million reduction in our cash flow from operations in 2004 compared to 2003 was primarily the result of an $15.2 million increase in our net loss as adjusted for non-cash expense such as depreciation and amortization and share based compensation and $14.8 million in working capital fluctuations.

        Net Cash Used in Investing Activities.    Net cash used in investing activities was $5.6 million in 2005, $24.9 million in 2004 and $4.1 million in 2003. Capital expenditures were $5.6 million in 2005, $3.6 million in 2004 and $3.7 million in 2003. During 2004, cash outlays of $21.3 million were made for the acquisition of RTD and Petroleum Workbench.

        Net Cash Used in Financing Activities.    Cash used in financing activities was $1.7 million in 2005, cash provided by financing activities was $40.4 million in 2004 and cash used in financing activities was $5.1 million in 2003. The cash used in financing activities consists of repayment of debt of $4.5 million in 2005, $2.3 million in 2004, and $32.2 million in 2003; distribution to our shareholders of $13.9 million in 2004; payment of capital lease obligations of $1.8 million in 2005, $1.5 million in 2004 and $0.7 million in 2003; and payment of debt issuance costs of $0.4 million in 2005, $1.1 million in 2004 and $1.8 million in 2003 related to the credit facility, which is offset by $4.0 million in 2005, $59.1 million in 2004 and $30.0 million in 2003 in proceeds from the issuance of debt.

  Debt

        As of December 31, 2005, we had outstanding long-term debt of $93.8 million, including current maturities of $7.4 million. As discussed in "Use of Proceeds," the term loan and the convertible subordinated debentures (both discussed below), are expected to be fully paid with proceeds from this offering.

  Credit Facility

        In June 2003, Paradigm Geotechnology B.V. established a senior secured credit agreement with the Bank of Scotland. The credit facility, as amended in November 2004 and June 2006, provides for a $58.0 million term loan, which was decreased from $65.0 million as of December 31, 2005, and a $17.3 million multi-currency revolving credit facility. From the revolving facility, (1) an amount of up to $7.0 million may be utilized for short-term loans, letters of credit and guarantees and (2) an amount of $10.3 million may be used for automated banking facilities and credit cards. The credit facility terminates on December 31, 2011.

        Loans under the revolving facility bear interest at a rate equal to LIBOR plus a margin of 2.0% per annum (7.48% as of June 30, 2006). The loans may be repaid under the revolving facility at any time without premium or penalty, except in the event the loans are repaid by way of refinancing. The revolving facility requires a commitment fee of 1.0% per annum on the unused commitment amount of a $17.2 million multi-currency revolving credit facility and a letter of credit fee of 1.4% and a 2% fee for bank issued guarantees. As of June 30, 2006, $58.0 million in loans was outstanding and $3.9 million of letters of credit and other guarantees had been issued under the revolving facility. For each loan under the revolving facility, interest payments are due quarterly relative to the inception of each respective loan.

        The term loan under the credit facility bears interest at a rate equal to LIBOR plus a margin of 2.5% per annum (7.98% as of June 30, 2006). As of December 31, 2005, $60.5 million of the principal amount of the term loan was outstanding. Principal payments are due every six months on June 30 and December 31, and the outstanding principal balance of the term loan is payable in full on December 31, 2011. We may prepay the term loan at any time without premium or penalty. We will, however, be subject to certain fees and penalty payments, if we prepay the term loan by way of refinancing. The fair value of the credit facility at year-end approximates its carrying value, due to the variable interest rates associated with these borrowings.

        Our obligations under the credit facility are secured by substantially all of our assets, including the assets of certain designated subsidiary companies. Certain of our subsidiaries guarantee our obligations under the agreement and have granted similar liens on substantially all of their assets.

        The credit facility contains financial covenants relating to leverage, interest coverage, cash flow and earnings. Other covenants contained in the agreement restrict our ability to, among other things, repurchase equity interests, execute mergers and asset dispositions, pay dividends and distributions and contains other covenants customary in agreements of this type.

        As of December 31, 2005, we were not in compliance with certain financial covenants of the credit facility. We subsequently obtained a waiver of all violations from the bank syndicate. Effective June 30, 2006, we were able to amend the agreement with, among various administrative matters, revised covenant levels that we believe are more achievable than the previous levels. In connection with the waiver and amended credit agreement, we agreed to pay an increased interest margin of 4.0% per annum for the six months following June 30, 2006 on the balance of the term loan that exceeds $51.0 million (such excess was $7.0 million as of June 30, 2006). As of June 30, 2006, we were in compliance with the covenants under the credit facility.

        In accordance with the credit facility, during July 2003 until July 2005 we established interest rate swaps in the aggregate amount of $30.3 million (outstanding as of June 30, 2006) with respect to a portion of the loans under the credit facility. The swaps convert the LIBOR rate in the variable rate loans to a fixed rate of 2.44%, 3.25%, and 4.39% related to $3.8 million, $5.0 million and $21.5 million, respectively, for a period of five, seven and four years, respectively.

  Convertible Subordinated Debentures

        In August 2002, Paradigm Geotechnology B.V. issued an aggregate principal amount of $51.1 million in convertible subordinated debentures, which we refer to as the "2002 debentures." The 2002 debentures have a perpetual term with no stated maturity date and do not bear interest unless Paradigm Geotechnology B.V. declares and pays dividends or makes distributions to its ordinary shareholders in which case debenture holders will receive, for each debenture held, interest equal to the per ordinary share dividend or distribution amount.

        At the option of the holder, the 2002 debentures are convertible at any time into Paradigm Geotechnology B.V. ordinary shares at a price of $5.15 per share subject to the adjustments in accordance with the debenture agreement. On March 31, June 30, September 30 and December 31 of each calendar year, the conversion price is automatically adjusted such that the conversion price is reduced, on an annual basis, by approximately 5%. The per-share conversion price of the 2002 debentures was $4.81, $4.59, $4.37 and $4.26 as of December 31, 2003, 2004 and 2005, and June 30, 2006, respectively. Accordingly, the 2002 debentures were convertible into 5,681,150 and 5,821,447 ordinary shares of Paradigm Geotechnology B.V. as of December 31, 2005 and June 30, 2006, respectively.

        The 2002 debentures may be redeemed, in whole or in part, at our option for an amount equal to the greater of: (1) the principal amount of such debentures plus a premium calculated at a rate of 5% per annum, compounded quarterly or (2) the fair market value of the debentures calculated on an as converted basis. The 2002 debentures had a carrying value of $30.7 million as of June 30, 2006, which includes the sum of the face amount of the debentures, plus a premium of 5 percent per annum (compounded quarterly) on the principal amount of the debentures for each year the debentures are outstanding, plus any related accrued and unpaid debenture interest. The interaction of the premium on the redemption and conversion features of the debentures represents a perpetual pay-in-kind instrument. Therefore, interest is measured according to the fair value of the underlying additional shares to which the debentures are converted into as a result of the adjustment in the conversion prices.

        As of December 31, 2005, the fair value of the convertible subordinated debentures was $36.3 calculated on an as-converted basis with a fair value per share of $6.40.

        As the holder of the 2002 debentures is Fox Paine and other shareholders, the debentures are effectively redeemable at the option of the holder. Accordingly, these debentures have been classified as debt in the consolidated balance sheets.

        During 2003, Paradigm Geotechnology B.V. redeemed a portion of the 2002 debentures in a principal amount of $11.1 million, plus accrued interest of $0.5 million. Concurrently, 2002 debentures in the principal amount of $0.4 million (including accrued interest of $16,000) were converted into 67,915 ordinary shares of Paradigm Geotechnology B.V. that Paradigm Geotechnology B.V. repurchased at a price of $5.15 per share. These shares are presented as treasury shares in the consolidated balance sheets.

        In April 2004, Paradigm Geotechnology B.V. issued to shareholders an additional aggregate principal amount of $20.2 million in convertible subordinated debentures, which we refer to as the "2004 debentures." The 2004 debentures had substantially the same terms as the 2002 debentures. The aggregate redemption price of the 2004 debentures was the sum of the face amount of the outstanding 2004 debentures, plus any related accrued and unpaid debenture interest.

        In November 2004, following a distribution made to the ordinary shareholders, Paradigm Geotechnology B.V. paid the holders of outstanding 2002 and 2004 debentures an aggregate amount of $21.1 million of debenture interest, calculated pursuant to the previously discussed interest provisions of the debentures. In lieu of cash interest of $0.9 million, some debenture holders elected to receive an equivalent value of ordinary shares (168,950 ordinary shares) that we repurchased at the conversion price of $5.15 per share, as calculated pursuant to the terms of the debentures. These shares are presented as treasury shares in the consolidated balance sheets.

        In December 2004, the holders of outstanding 2002 and 2004 debentures issued an irrevocable instruction to convert $35.0 million of the debentures into 6,113,591 ordinary shares of Paradigm Geotechnology B.V. The conversion consisted of $14.8 million principal amount of 2002 debentures at a conversion price of $4.59 per share and the entire $20.2 million principal amount of 2004 debentures at a conversion price of $7.00 per share.

        In connection with the acquisition of Earth Decision in 2006, Paradigm Geotechnology B.V. also issued an additional $8.9 aggregate principal amount of convertible subordinated debentures of Paradigm Geotechnology B.V. The material terms of these debentures are identical to the 2002 debentures, except with respect to conversion price which initially was $9.15 for the 2006 debentures.

  Capital Leases

        We lease certain computers under capital lease agreements. The weighted average interest rate of these lease agreements was 5.8% as of December 31, 2005.

  Off-Balance Sheet Transactions

        An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support, or that engages in leasing, hedging, or research and development arrangements with us.

        Other than $4.9 million in guarantees that primarily support letters of debt as of June 30, 2006 made under our revolvers, we have made no arrangements of the types described in any of the categories that may have a material current or future effect on our financial condition, liquidity or results of operations.

Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2005:

	2006	2007	2008	2009	2010	2011 and thereafter	Total
	(Dollars in thousands)
Long-term debt obligations, excluding capital leases	$5,000	$7,000	$8,500	$12,000	$13,500	$14,500	$60,500
Interest payments on long-term debt	4,308	3,399	2,882	2,194	1,418	312	14,513
Capital lease obligations, including interest	2,442	1,512	322	21	—	—	4,297
Operating lease obligations	3,683	2,540	2,511	1,947	1,900	2,228	14,809

Total	$15,433	$14,451	$14,215	$16,162	$16,818	$17,040	$94,119

        As of December 31, 2005, we had no unconditional purchase obligations to third parties for materials, goods or services. Additionally, with respect to our variable rate debt, we have calculated our future interest based on interest rates in effect as of December 31, 2005.

Internal Controls

        Our management and our independent registered public accounting firm identified material weaknesses in our internal controls, as defined by the Public Accounting Oversight Board. The material weaknesses reported by our management and our independent registered public accounting firm relate to the lack of the following:

  •
  adequate resources available for financial reporting with appropriate skills to ensure our financial results were reported in a timely and accurate manner;
  •
  adequate supervision and oversight over the financial reporting process;
  •
  segregation of incompatible duties;
  •
  adequate resources with tax knowledge to ensure that tax reporting was being done in a timely and accurate manner; and
  •
  formal documentation and consistent application of policies and procedures.

See "Risk Factors—Our management and auditors have identified material weaknesses in our internal controls that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies."

        In 2006, we have taken remedial measures to improve the effectiveness of our internal controls, including:

  •
  hired a chief financial officer and vice-president of finance, each with over 25 years of accounting experience, including experience working for publicly traded companies with global operations meeting the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

  •
  hired a manager of internal controls with Section 404 of the Sarbanes-Oxley Act of 2002 experience; and
  •
  completed the deployment of an Oracle-based accounting system that we intend to use to consolidate our financial centers.

        During 2006 we also intend to take the following remedial measures to improve the effectiveness of our internal controls:

  •
  establish an internal audit function and audit committee of our Board of Directors that includes independent directors with relevant financial expertise;
  •
  add additional personnel with relevant tax and financial experience; and
  •
  deploy a financial training program.

        In the course of responding to the matters raised by our independent auditors and our continuing evaluation of our internal controls and procedures, we may decide to, or be required to, make additional changes to our internal controls and procedures that could change the way we record, process, summarize and report financial data.

        As a public company, our management team, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, will be required to evaluate the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of the end of the period covered by each annual and quarterly report we file under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer will be required to make a conclusion as to whether our disclosure controls and procedures are effective for ensuring that information required to be disclosed by us in our public reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Act are accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We also will be required to identify whether there were any changes in our internal control over financial reporting that occurred during our most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In conjunction with its evaluation, our management will be required to communicate its findings to the Audit Committee of our Board of Directors. We can give no assurance that we will be able to favorably assess our internal controls over financial reporting or that our independent auditors will be able to provide an unqualified attestation report.

Inflation

        We believe that inflation has not had a significant impact on our business.

Quantitative and Qualitative Disclosures about Market Risk

  Interest Rate Risk

        Our interest expense and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments, consisting primarily of short-term bank deposits which bear minimal interest rate risk.

        Our exposure to interest rate risk relates primarily to the credit facility. We had a total of $60.5 million of indebtedness outstanding under the credit facility at December 31, 2005 and $58.0 million of indebtedness outstanding at June 30, 2006. Loans under the revolver bear interest at LIBOR plus a margin of 2.0% per annum. Our term loan bore interest at a weighted average rate of

LIBOR plus a margin of 2.68% per annum as of June 30, 2006. A 1% increase in interest rates would increase interest expense by approximately $0.6 million per year and reduce operating cash flows by approximately $0.4 million.

        We do not hold or issue derivative instruments for trading purposes. In accordance with the credit agreement we established interest rate swaps in the aggregate amount of $30.3 million with respect to a portion of the loans under the credit facility. The swaps convert the LIBOR rate on the variable rate loans to a fixed rate of 2.44%, 3.25%, and 4.39% related to $4,125, $5,000 and $21,500, respectively, for a period of five, seven and four years, respectively.

  Foreign Currency Risk

        Our consolidated financial statements are expressed in United States dollars, but a portion of our business is conducted in currencies other than United States dollars. Changes in the exchange rates for such currencies into United States dollars can affect our revenues, earnings, and the carrying values of our assets and liabilities in our consolidated balance sheet, either positively or negatively. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our stockholders' equity for our subsidiaries in France and Canada. In 2004 and 2005, we recorded cumulative translation gains of $1.6 million and $1.9 million, respectively, reflecting changes in exchange rates of the Canadian dollar and the Euro currencies compared to the United States dollar. As of June 30, 2006 we recorded $2.4 million of cumulative translation gains. Other than France and Canada, the functional currency of our other foreign subsidiaries is the United States dollar. Accordingly, any differences resulting from the remeasurement of assets, liabilities and operations of these subsidiaries are recorded in other expense, net in the consolidated results of operations.

        A 5% change in the average exchange rates of all the foreign currencies in 2005 would have changed revenue by approximately 1% ($1.2 million). If the 2005 average exchange rates of the United States dollar against all foreign currencies had increased by 5%, our income from operations would have increased by $1.7 million. Conversely, a 5% weakening of the US dollar average exchange rates would have decreased income from operations by the same amount.

        Where we believe appropriate, we enter into foreign exchange forward contracts to hedge some of our foreign currency exposure. We use such contracts on a limited basis to minimize exposures to exchange rates on recorded receivables and payables. The value of foreign currency forward contracts was not significant at December 31, 2005 or 2004 or June 30, 2006.

Change in Independent Registered Public Accounting Firm

        On June 28, 2006, Paradigm Geotechnology B.V. engaged Grant Thornton LLP as its independent registered public accounting firm and replaced Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, effective for the fiscal year ended December 31, 2006. We have also engaged Grant Thornton to audit the financial statements of Paradigm Geotechnology B.V. for the years ending December 31, 2003, 2004 and 2005.

        The report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2004 and 2005 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or application of accounting principles. During the fiscal years ended December 31, 2004 and 2005, and through the date of replacement, (1) there were no disagreements with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, would have caused them to make reference thereto in their report on the financial statements for such fiscal periods and (2) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC.

        During the fiscal years ended December 31, 2004 and December 31, 2005, respectively, and through the date of appointment, neither we nor any person on our behalf has consulted with Grant Thornton LLP regarding either (1) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements, and (2) any matter that was the subject of a disagreement or reportable event pursuant to Item 304(a)(1)(iv) or (v) of Regulation S-K promulgated by the SEC.

        We provided a copy of this disclosure to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, prior to the day the registration statement of which this prospectus forms a part was initially filed with the SEC and requested that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, furnish us within 10 business days of the date of this filing a letter addressed to the SEC stating whether it agrees with these statements and, if not, stating the respects in which it does not agree. We will file the letter from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, by amendment to the registration statement.

Recent Accounting Pronouncements

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe adoption of SFAS 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

        In June 2006, the FASB EITF issued EITF No. 06-03, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)", which states that a company must disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of this issue. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented. The issue will be effective for us beginning January 1, 2007. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. Based on our current evaluation of this issue, we do not expect the adoption of EITF No. 06-3 to have a significant impact on our consolidated results of operations or any effect on the consolidated financial position or cash flows.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of not being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact that the adoption of FIN 48 will have on our consolidated results of operations, financial position and cash flows.

OUR BUSINESS

Overview

        We are a leading provider of enterprise software solutions to the global oil and natural gas exploration and production industry. Our software enables our customers to locate new oil and natural gas reservoirs and optimize production from new and existing reservoirs. Our customers use our integrated software suite to create dynamic digital models of the Earth's subsurface by analyzing and interpreting vast amounts of data from a wide variety of sources. We also provide strategic consulting services that utilize our software applications to enhance our customers' exploration and production workflows and assist them in realizing greater returns on exploration and production activities.

        The oil and natural gas industry is expected to spend approximately $137 billion in 2006 to discover and produce oil and natural gas reserves, according to PennWell Corporation. Oil and natural gas companies base their exploration and production spending on their ability to predict whether subsurface geological formations contain oil or natural gas and to determine whether reserves can be extracted in a cost-effective manner. Our integrated suite of software applications assembles vast amounts of data about a target geological region in order to generate a digital model of the Earth's subsurface for that area. These subsurface models of the Earth facilitate our customers' assessments of potential oil and natural gas reserves and assist in the determination of the most efficient and safest extraction method.

        Our team of over 750 employees is strategically located across 22 countries in major oil and natural gas producing regions to address our customers' needs in the regions in which they operate. Our development team of more than 200 skilled earth scientists, computer scientists and engineers, including approximately 60 Ph.D.s, solves industry problems and translates solutions into user-friendly, comprehensive software applications. We complement our research and development activities by collaborating with our customers and supporting more than 200 research and academic institutions globally.

        We have approximately 450 customers worldwide, including all of the super-major oil companies, as well as many of the major, national, and independent oil companies and services companies. We generate our revenues from sales of software licenses and products, and related maintenance and support services, as well as from strategic consulting solutions. We generated revenues of $98.7 million and $61.6 million, respectively, for the year ended December 31, 2005 and the six months ended June 30, 2006 and generated $10.3 million and $12.7 million of cash from operations during such periods, respectively.

Challenges Facing Our Customers

        The process of finding, extracting and producing oil and natural gas requires large capital and operating expenditures with no certainty of success. Oil and natural gas companies must analyze and evaluate subsurface data in order to make intelligent investment decisions, realize greater returns and capitalize on their investment. Companies make these decisions during all market conditions, including during periods of low commodity prices, when exploration and production capital budgets are constrained, and during periods of high commodity prices, when extraction activities must be maximized. In addition, oil and natural gas companies face other significant challenges relating to the exploration and production processes, including:

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  Optimizing Production from Existing Reservoirs.    Oil and natural gas companies face a trade-off between maximizing short-term production of oil and natural gas from a reservoir and extracting the greatest percentage of reserves over the reservoir's lifetime. If a company opts to extract the highest volume of oil and natural gas in the short-term, it risks changing the physical properties of the reservoir and potentially limiting its total lifetime production. As a result, oil and natural gas companies continually strive to identify production levels and methods that will enable them to maximize both daily production and the total amounts of oil and natural gas recoverable from the reservoir over its lifetime.

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  Locating New Reservoirs.    As existing reservoirs are depleted and global demand for oil and natural gas continues to increase, oil and natural gas companies must discover new reservoirs. Because the most readily available reservoirs have been developed, new reservoirs tend to be located in deeper water, at greater depths, in more complex geological formations, or in more remote locations than in the past. New reservoirs in areas where production currently exists also tend to be smaller than past discoveries. Large frontier opportunities exist primarily in high cost, operationally complex areas such as deep water. Therefore, oil and natural gas companies must locate more reservoirs and drill more wells to sustain production and replace diminishing reserves associated with current production. They are also investing in high risk, high cost frontier opportunities for larger discoveries.

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  Managing Vast Amounts of Subsurface Data.    Oil and natural gas companies must aggregate and analyze vast amounts of subsurface data from a variety of sources to identify and develop reservoirs. For example, a single offshore seismic acquisition project can exceed 100 terabytes of seismic data and can be used to generate subsurface images that cover thousands of square kilometers. In addition, as exploration in geologically complex locations and reliance on three dimensional imaging have increased, data volumes have also increased. The emergence of time-based three-dimensional seismic data acquisition will significantly increase the volumes of data that need to be processed and analyzed. As a result, oil and natural gas companies require technological solutions and consulting to better manage and efficiently interpret their growing data inventories.

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  Attracting Qualified Personnel.    Oil and natural gas companies currently face a limited labor market for qualified earth scientists and engineers whose skills are critical for guiding exploration and production activities. Global demand for their skill sets has increased significantly due to expanded exploration activities. As a result, oil and natural gas companies are seeking new ways to increase the productivity of their existing earth scientists and engineers and to streamline their workflows in order to effectively operate with limited human resources.

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  Complying with Regulatory Constraints.    Increasing constraints such as environmental and safety regulations are forcing oil and natural gas companies to minimize their environmental impact and liabilities associated with the exploration and drilling process. For example, data gathering, drilling and production in sensitive ecological areas with strict environmental regulations must be constrained to smaller surface areas and fewer wells. These constraints create significant new and complex engineering challenges for oil and natural gas companies. A detailed understanding of the Earth's subsurface is required to minimize the impact of oil and natural gas operations on the Earth's surface.

        To address these and other challenges, oil and natural gas companies have increased their reliance on technical analyses of the Earth's subsurface. According to the 2005 IT Spending Survey research report published by Energy Insights, an IDC Company, total spending on software by the oil and natural gas industry in 2005 was approximately $8 billion and is expected to grow to more than $11 billion by 2009. We operate in the exploration and production applications subsector of this market, which is expected to grow more than 11% annually through 2009. The increasing complexity of oil and natural gas extraction requires more sophisticated technical analyses and process optimization to ensure efficient production activities with adequate financial returns. To assist with these requirements, oil and natural gas companies are allocating increased amounts of their technology spending to software and services that assist them in making these exploration and production investment decisions.

The Paradigm Solution

        We deliver our science, engineering and business process expertise in the form of enterprise software and software-related strategic consulting that assist our clients in realizing greater value and returns from their exploration and production processes. Our integrated software suite enables our customers to create dynamic digital models of the Earth's subsurface used to improve their exploration and production decision making, particularly in complex regions. Our customers use our solutions to enhance their ability to locate new reservoirs to replace reserves, increase exploration well success rates, optimize drilling efficiency, sustain production from existing reservoirs and improve productivity of their assets and workforce. Our customers rely on our solutions in times of high commodity prices, when our customers seek to improve the speed and effectiveness of their exploration and production activities, and during periods of low commodity prices, when they cannot afford to devote resources to prospects without a high probability of success.

        Our scientists work closely with our software developers to build integrated solutions that are applied to oil and natural gas basins around the world. Our software uses advanced mathematical algorithms to transform vast amounts of recorded subsurface information into detailed images and geologic models of the Earth's subsurface. Our software allows our customers to update these earth models with new data and additional processes as they become available, eliminating many of the manual tasks previously associated with data analysis, reducing model building error and facilitating collaboration between earth scientists and engineers working on common projects.

        Our software modules operate on common data formats and can access data from many third-party databases, eliminating the time required to duplicate data and reducing the possibility of creating errors in the data conversion process. This open system architecture generally makes our software easy to deploy across our customer's entire enterprise environment and to integrate our software into their current applications. As a result, our customers can leverage their previous technology investments when adding our technology to their portfolio, lowering a key barrier to entry of software adoption.

Our Competitive Strengths

        We believe that we are a leader in the markets we serve as a result of the following competitive strengths:

        Leading Model-Centric Software for the Earth's Subsurface.    As pioneers in the development of interactive modeling, imaging and seismic data processing software for the oil and natural gas industry, we have developed an integrated software suite that creates dynamic models of the Earth's subsurface from multiple sources of data. Through our Paradigm Epos™ Data Sharing and Interoperability Framework, our software incorporates data and analyses from multiple sources into a single model of the Earth's subsurface, creating a comprehensive view of the region being examined. We believe that our model-centric approach to subsurface analysis is more effective than other available technologies. We believe that our technological leadership has resulted in our reputation as a leader in assisting companies to locate new oil and natural gas reservoirs and optimize production in complex geological areas.

        Ability to Leverage Vast Amounts of Complex Data.    Our software assembles subsurface data from numerous sources to provide a comprehensive view of the Earth's subsurface. This data often comprises hundreds of terabytes for each potential drilling site. Our software renders this data useful by generating dynamic, digital models of the Earth's subsurface that our customers use to make exploration and production decisions. We have devoted substantial resources to optimizing our software algorithms to enhance processing efficiency, resulting in reduced cycle times. We believe that the ability of our software to rapidly process and image hundreds of terabytes of complex subsurface data from multiple sources gives us a substantial advantage over our competitors.

        Comprehensive, Integrated and Open Architecture Software Solutions.    We provide a comprehensive software suite that can address challenges throughout the exploration and production lifecycle. Our core software applications can operate on a standalone basis or be combined to form an integrated software system. This open and modular architecture allows our customers to purchase our targeted applications to solve specific problems and creates opportunities for us to cross-sell additional applications. Our customers integrate our software with their specific workflows and share data across our applications. Our open architecture enables our software to be compatible with third-party applications and existing subsurface databases, in many cases without conversion or reformatting. Because of the interoperability of our software, our customers have minimal costs and downtime when integrating our solutions into their existing workflows.

        Independent Provider of Subsurface Software.    Our principal activity is providing our customers with advanced scientific software and strategic consulting that facilitate the search for and production of oil and natural gas. By licensing our software, our customers can use our solutions to independently analyze and verify their subsurface data. Because we do not provide drilling, well completion or other oilfield services, we are able to focus our resources on creating analytical tools that provide our customers with an independent view of their oil and natural gas prospects. We believe that our dedication to providing innovative software solutions enhances our ability to create leading products.

        Global Footprint for Support, Strategic Consulting and R&D Activities.    We license our software and provide strategic consulting to approximately 450 companies worldwide. We maintain sales, service and user support offices, and technology centers that are strategically located in 22 countries, including rapidly developing nations such as India and China. Through our international presence, we are also able to recruit premier talent on a global basis. We staff our offices with skilled technical and marketing personnel who are familiar with local customs and languages. We provide our customers with strategic consulting globally that assists them in solving challenges related to their subsurface prospects by optimizing their exploration and production processes and their use of our software. Our presence in the regions in which our customers operate provides us with critical insight into our customers' specific needs and upcoming projects. It also furthers our expertise on the various oil and natural gas basins around the world.

        Strong Management Team with Extensive Industry Experience.    Our management team has substantial experience in applying technology to address the needs of the oil and natural gas community. For example, our CEO, John W. Gibson, Jr., has over 20 years of experience in the oil and natural gas industry, during which time he led Chevron's subsurface research and development team and Halliburton's energy services business. These experiences have given him key insights into the needs of our customers, an understanding of the use of technology to solve complex exploration and production challenges and a reputation as a recognized leader within the oil and natural gas industry. Our other senior executives have an average of 23 years of experience in the oil and natural gas industry. These executives have held senior positions at oil and natural gas technology and consulting services companies, including Landmark Graphics, Schlumberger, Input/Output Inc., Telcordia and Science Applications International Corp. As a result of our senior executives' extensive industry experience, we have direct contacts with many of our customers' senior decision-making executives worldwide.

Our Strategy

        Our goal is to extend our position as a leading provider of digital solutions that visualize, interpret and analyze vast amounts of earth subsurface data to industries requiring digital subsurface modeling. Our strategy to achieve this objective includes the following:

        Extend Our Technological Leadership.    We are a leader in the industry's transition from data-centric software solutions, which create static views of the Earth's subsurface, to model-centric solutions, which provide dynamic models of the Earth's subsurface that incorporate data and analysis from multiple disciplines. We are continually working with our customers to create new software applications that will address their evolving needs. In addition, we intend to continue to focus on enhancing the interoperability of our solutions with third-party applications and our customers' data in order to better integrate our solutions with their existing project workflows. We believe we can also successfully extend our technological leadership position by furthering our collaboration efforts with academic and professional associations and by continuing to enhance our product development and strategic consulting teams with recognized talent. We also expect to leverage our strategic consulting services to further our technological innovation and product development efforts using the significant insight we gain into the challenges facing our customers.

        Further Penetrate and Expand Our Extensive Customer Base.    Our customers view our software applications and related services as critical to their search for oil and natural gas and optimization of production from existing reservoirs. We believe we can capitalize on this brand equity and installed base by cross-selling additional applications from our comprehensive set of enterprise solutions. Additionally, we intend to further simplify the usability of our products so that our software may be deployed to a broader user base within our customers' organizations, leading to sales of additional licenses. We believe that we can also grow our software sales by continuing to focus on delivering high quality strategic consulting services that demonstrate effectively the value of our offerings to our customers' exploration and production activities. We also intend to expand our customer base by configuring our software solutions to be used in other subsurface industries, including mining, water and waste management, civil engineering, construction and hazardous materials.

        Expand Our Global Presence.    We intend to continue to expand our global footprint by adding skilled sales, technical sales, support and strategic consulting personnel to our existing locations. We plan to focus on regions that have been increasingly targeted for oil and natural gas discovery, such as Russia, India, China, Latin America, the Middle East, West Africa and North Africa. We intend to continue collaborating with our customers in their operational regions around the world. Through this customer collaboration, we will continue to improve our understanding of our customers' current and anticipated technology needs and adapt our products and strategic consulting solutions to address those specific problems.

        Selectively Pursue Strategic Acquisitions.    We intend to selectively pursue strategic acquisitions that provide complementary and innovative technologies, intellectual property and experience to enhance our software and strategic consulting solutions. For example, our recent acquisition of Earth Decision enhanced our ability to provide industry-leading, model-centric software and exploration and production process improvement capability. We believe that these types of acquisitions can accelerate the addition of new technology into our product portfolio and strategic consulting, positioning us to increase our market share in our core oil and natural gas industry as well as to become a leader in other subsurface markets.

Our Offerings

        We license our software applications and provide maintenance and support services to our customers. We also provide strategic consulting using and leveraging our software applications.

  Software Applications

        Since the inception of our company, we have been a leading innovator in the development of advanced subsurface software that helps our customers locate new oil and natural gas reserves and optimize production in complex geological areas. Our software suite consists of multiple application modules that can be seamlessly integrated to automate exploration and production workflows in the following areas:

        Data Processing and Imaging.    Our Paradigm Rock and Fluid™ Imaging solutions provide our customers with advanced seismic processing and imaging technology. Our software processes and translates hundreds of terabytes of field data per reservoir into high-resolution images of the Earth's subsurface using cost-effective, server-based computing. Our applications reduce data processing time and optimize the underlying data to create detailed subsurface images of potential drilling locations. Our key software applications within these solutions include Focus™ and GeoDepth™.

        Visualization, Interpretation and Modeling.    Our Paradigm Rock and Fluid™ Interpretation solutions allow our customers to analyze the relationships of various data types, including but not limited to seismic data, satellite images, well logs, seismic sensor data, and well and production data. These combined data sets are used to create subsurface models for the interpretation and analysis of prospects for oil and natural gas wells. As a result of our acquisition of Earth Decision, our customers are able to better predict the behavior of reservoirs during well planning and the extraction of oil and natural gas through our interactive earth modeling. Our key software applications within these solutions include VoxelGeo™, SeisEarth™, GOCAD™ and Explorer™.

        Reservoir Characterization and Petrophysical Analysis.    Our Paradigm Rock and Fluid™ Characterization solution bridges the geological, geophysical and petrophysical properties of the earth model, by providing a four-dimensional subsurface model. These four-dimensional models provide three-dimensional images over a period of time, providing a greater understanding of the relationship between the subsurface reservoir and the fluids in the reservoir. Our key software applications within these solutions include Stratimagic™ and Geolog™.

        Well Planning and Drilling.    Our Paradigm Rock and Fluid™ Well Planning and Drilling solutions enable production and drilling engineers to rapidly engineer and plan the most effective and cost-efficient well path for the extraction of oil and natural gas, including the ability to monitor real-time drilling progress in the earth model. Our key software application within these solutions is Sysdrill™.

        Our software modules and workflows are built around our award-winning proprietary common integration framework, Paradigm Epos™ Data Sharing and Application Interoperability Framework. Paradigm Epos™ is a middleware platform developed using industry open standards. It allows our software applications to share and analyze data across our software suite. By integrating our software through Paradigm Epos™, our software suite can readily share data across all of our applications and our customers' existing databases and applications. As a result, our customers can quickly transition to our software while having the flexibility to continue to access legacy data in its original form. These features also accelerate the transition time of our customers to our products, reduce processing time and facilitate collaboration between different users.

  Maintenance and Support Services

        Our maintenance and support agreements provide customers access to technical support and product upgrades. Customers enrolled in our maintenance and support programs may download product documentation, product enhancements and support packs and are entitled to contact our customer support group for assistance in resolving product use issues.

        We employ earth scientists, engineers and computer scientists to provide a variety of post-sales software support. These activities include installation and configuration support, end-user technical training, remote technical support, workflow consulting and on-site troubleshooting. We employ approximately 120 support professionals worldwide, which gives us a geographic presence in major oil and natural gas producing locations.

        We typically sell single and multiple years of software maintenance in conjunction with the initial purchase of the software license. Most of our customers have entered into renewable maintenance and support agreements following the expiration of the initial support period. In 2005, the dollar value from our renewed annual maintenance contracts was approximately 93% of the dollar value from such maintenance contracts in 2004.

Strategic Consulting

        We provide strategic consulting that enhances our customers' ability to address the increasingly sophisticated technological, scientific and business challenges encountered in their exploration and production activities. Our global team of earth scientists, engineers and computer scientists leverage the power of our software applications using their blend of technical knowledge and practical experience to improve the exploration and production work processes of our customers. Before June 30, 2005, we primarily offered outsourced seismic data processing. We have since de-emphasized these less profitable offerings in favor of pursuing strategic consulting engagements. We provide strategic consulting that assists in finding new reserves, enhancing recovery from existing reserves and reducing the risk associated with exploration and production activities.

        Our strategic consulting strengthens our customer relationships. Through these services, we are able to assist our customers in realizing greater returns on exploration and production activities which demonstrates the value of our software applications and increases sales. In addition, as our strategic consulting personnel collaborate with our customers, we gain valuable insight into industry challenges which forms a key element of our product development and innovation processes.

Customers

        We have approximately 450 customers located worldwide. Our customers include the super-major multi-national, oil and natural gas companies, leading state-owned oil and natural gas companies, as well as numerous independent producers and oilfield services providers.

        We do not depend on one single customer. In 2005, our largest customer represented approximately 7% of our total revenues, with our top 10 customers representing approximately 35% of our total 2005 revenues. In 2005, approximately 80% of our revenues were generated from customers based outside of the United States.

        We believe that our strong reputation and global sales and customer support network help us to create long-term relationships with our customers.

Sales and Marketing

        We sell and market our integrated software suite and strategic consulting solutions worldwide directly to our customers through a global network of sales, consulting and user support offices in 22 countries. Our global team is comprised of persons who are familiar with the business regions in which they work, enabling us to understand the customer buying requirements and procedures. Our global reach allows us to develop close working relationships with our customers, which provides us with an understanding of our customers' technical and operational challenges in order to develop new solutions that solve their problems.

        Our local offices are staffed with highly-trained, senior technical and marketing personnel that market our products to the user community and executives within our customers' organizations. We have approximately 130 sales professionals, each of whom receives at least a portion of his or her compensation based on sales commissions. We also generate approximately 10% of our sales through the efforts of independent agents in remote oil and natural gas regions.

        We have established relationships with a number of leading hardware, software and systems integration vendors. These relationships help us to market our products to a broader customer base and provide us access to emerging technologies.

Research & Development

        We employ a worldwide research and development team of approximately 200 people. Our highly educated, multi-national workforce is comprised of subject matter experts in earth science, software engineering, and computer science. We manage our research and development efforts as an integrated global team with seven research centers located in Australia, Canada, France, Israel, Russia, the United Kingdom and the United States. Our geographical distribution of research and development offices provides several competitive advantages, including access to local personnel and expertise at prevailing local rates and relevant knowledge of local oil and natural gas regions. We believe that our global geographical presence also enables us to attract leading employee candidates to our company from each region in which we operate.

        Our research and development operations are organized into four technical domains, which are based upon the lifecycle of the oil and natural gas reservoirs:

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  Seismic Data Processing and Imaging,

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  Interpretation, Visualization and Modeling,

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  Reservoir Characterization and Petrophysical Analysis, and

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  Well Planning & Drilling.

These technical domains are supported by four functional groups organized along the basic functions of software engineering and commercialization: infrastructure, quality assurance, technical communications, and technical support. Our research and development teams tailor the functions of our software to meet the technical needs of the market.

        We enhance and upgrade our digital subsurface modeling software on an ongoing basis to respond to market requirements. Additionally, we continually upgrade our software to leverage advances in computer graphics, as well as changes in operating systems, data storage systems and hardware. We believe that collaboration with our customers and strategic partners is beneficial to our product development process. We work directly with our customers and with leading research institutions to determine the market's current and anticipated needs and to incorporate this feedback into our product roadmap. In addition to external customer feedback, our research and development efforts are enhanced through interaction with our strategic consulting personnel who provide important feedback regarding the application of the latest releases of our software products.

Intellectual Property

        Our intellectual property rights are an important factor in maintaining our technological advantage, although we do not consider any one intellectual property right to be essential to our success. Although we have patented some of our technology, we primarily rely on copyright, trademark and trade secret laws, contractual provisions and licenses to protect our intellectual property. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants and through other security measures. We have licensed certain technology from third parties, including software or modules that we have incorporated into our software solutions or that we use in our service centers. The intellectual property rights of the vendors are protected by appropriate license agreements. From time to time, we are involved in litigation relating to the protection of our intellectual property rights. See "—Legal Proceedings."

        As of September 1, 2006, we held 9 issued United States patents and have 7 additional United States patent applications pending. In addition, we hold various foreign and international patents and patent applications. Our patents and patent applications cover features, arts and methodology employed in certain of our existing product families. Our patents have expiration dates ranging from 2007 to 2023. We continue to pursue the filing of additional patent applications as we believe appropriate.

        We claim copyright protection for the proprietary documentation used in our products and for software components of our products. We have registered or applied to register many of our product and corporate names as trademarks in the United States.

Competition

        We compete with a limited number of large and well-established companies. Our primary competitors are software and digital consulting divisions within Schlumberger and Halliburton, which are large, vertically integrated oilfield service providers. Some of our strategic consulting offerings compete with other oilfield service companies, and smaller providers of partial subsurface software solutions to the oil and natural gas industry.

        Many oil exploration companies also have their own in-house capabilities for seismic data processing, imaging, interpretation and well planning. Some of these in-house service groups are customers for both our software solutions and our data processing services, as a supplement to their internal capacity.

        We believe that the principal competitive factors affecting our market include a company's commitment to:

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  technology advancement and innovation,

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  open architecture and open standards,

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  software reliability and quality of products,

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  performance and throughput of its software, and

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  support, exchange and integrate available subsurface data.

While we believe that we compete favorably on the basis of these factors, many of our competitors have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities.

Employees

        As of September 1, 2006, we employed 791 persons, including 130 in sales and marketing, 201 in research and development, 126 in technical and customer support, 210 in strategic consulting group and 124 in general and administrative functions. As of September 1, 2006, our employees were located in the following geographical areas: 210 in North America, 163 in Europe and Africa, 110 in the Middle East, 96 in the Commonwealth of Independent States, 96 in Central and South America, 87 in Asia Pacific and 29 in China. None of our employees are represented by labor unions. We believe that we have good relations with our employees.

Our History

        Our company was incorporated in the Cayman Islands in 2006 as a holding company for Paradigm Geotechnology B.V. Paradigm Geotechnology B.V. was formed in 2002 in connection with the acquisition of our subsidiary, Paradigm Geophysical Ltd., by Fox Paine, an international private equity firm. Prior to the acquisition, Paradigm Geophysical Ltd. had been listed on the Nasdaq National Market from 1998 through 2002.

Legal Proceedings

        From time to time we are involved in litigation and proceedings arising out of the ordinary course of our business. Litigation is subject to inherent uncertainties. Were an unfavorable outcome to occur, including with respect to the matters described below, there exists the possibility of a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs and potentially in future periods.

        We are currently involved in litigation with Landmark Graphic Corporation and Magic Earth, Inc., which are both subsidiaries of Halliburton Corporation. The litigation commenced in July 2005, when Landmark and Magic Earth filed suit against Paradigm Geophysical Corp., our subsidiary incorporated in Delaware, in the United States District Court for the Southern District of Texas. Landmark and Magic Earth originally alleged that, specifically, our subsidiary's 3D Propagator, Reservoir Navigator and VoxelGeo products infringed three patents, United States Patent Nos. 6,765,570, 5,570,106 and 5,615,171, held by Landmark and Magic Earth. In December 2005, Landmark and Magic Earth added Seismic Micro-Technology, Inc. as a defendant as to that portion of the complaint concerning United States Patent No. 6,765,570. In February 2006, we entered into an alternative dispute resolution agreement, pursuant to which the case filed by Landmark and Magic Earth against Paradigm Geophysical Corporation was dismissed without prejudice to allow settlement discussions to proceed. When settlement discussions proved unsuccessful in May 2006, our subsidiary filed suit against Landmark, Magic Earth and two former officers of Magic Earth in the United States District Court for the Southern District of Texas, alleging fraud and misrepresentation, breach of contract, unjust enrichment, unfair competition, copyright infringement and misappropriation of trade secrets, and seeking declaratory judgment that: (1) we own U.S. Patent No. 6,765,570 and the associated computer code; (2) Landmark and Magic Earth infringe the patent; (3) U.S Patent No. 6,765,570 patent is invalid and not infringed by our Reservoir Navigator and VoxelGeo Products; and (4) such patent is unenforceable due to inequitable conduct. We are also seeking damages and an injunction related to the infringements by Landmark and Magic Earth of our various rights. In June 2006, Landmark and Magic Earth refiled their infringement claim relating to United States Patent No. 6,765,570. Although Landmark and Magic Earth have not reasserted their claims against us as to United States Patent Nos. 5,570,106 and 5,615,171 and no longer specifically refer to our 3D Propagator product, there is no assurance that those claims will not be reasserted at a later date. In July 2006, our complaint was consolidated with Landmark's case. Landmark and Magic Earth are seeking damages and an injunction related to the alleged infringement of Reservoir Navigator and VoxelGeo and alleged damages from "related workflows and services." In August 2006, Landmark, Magic Earth and the two individual defendants moved to dismiss several of our claims, including fraud and breach of contract. These motions have not been decided. We intend to continue vigorously pursuing our lawsuit against Landmark and Magic Earth and defending against their lawsuit.

        On December 20, 2005, Landmark sent a letter to Earth Decision alleging infringement of United States Patent Application No. 10/628,781 and United States Patent Nos. 6,690,820 and 7,765,570. As of September 15, 2006, no suit had been filed regarding these allegations.

Facilities

        We are domiciled in the Cayman Islands. We have regional headquarters in Houston (North America), Rio de Janeiro (Latin America), London (Europe, Africa and Middle East), Kuala Lumpar (Asia Pacific), Moscow (Commonwealth of Independent Countries) and Beijing (China). Our executive management team resides in our Houston office, where we lease 54,748 square feet of commercial office space under our lease that expires in 2011.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information about persons who will serve as our directors and executive officers immediately upon completion of this offering:

Name	Age*	Position Held
Saul A. Fox	53	Chairman of the Board of Directors
John W. Gibson, Jr.	48	Chief Executive Officer, President and Director
Jorge Machnizh	49	Chief Operating Officer
Elijio V. Serrano	48	Chief Financial Officer
David A. Verdun	50	Executive Vice President, R&D and Technical Support
Jean-Claude A. Dulac	44	Executive Vice President and Chief Architect
Roger D. Brown	51	President, Strategic Consulting
Troy W. Thacker	33	Director
W. Dexter Paine, III	45	Director
Eldad Weiss	50	Director

*
As of September 1, 2006

        Saul A. Fox.    Mr. Fox has served as the Chairman of the Board of Directors of one of our subsidiaries since August 2002 and has served as the Chairman of our Board of Directors since September 2006. Mr. Fox has also served as the Chief Executive Officer of Fox Paine & Company, LLC since he co-founded Fox Paine & Company, LLC in 1997. Prior to founding Fox Paine & Company, LLC, Mr. Fox was a general partner at Kohlberg Kravis Roberts & Co. Mr. Fox was Chairman of the Executive Committee of the board of directors of both companies. Prior to joining Kohlberg Kravis Roberts & Co., Mr. Fox was an attorney specializing in tax, business law and mergers and acquisitions and participated significantly in law firm management at Latham & Watkins LLP, an international law firm headquartered in Los Angles, California. Mr. Fox received a B.S. in Communications from Temple University in 1975 (summa cum laude) and a J.D. from the University of Pennsylvania School of Law in 1978 (cum laude). Mr. Fox is the Chairman of the board of directors of United America Indemnity (Nasdaq: INDM) and a member of the Board of Overseers, University of Pennsylvania Law School.

        John W. Gibson, Jr.    Mr. Gibson has served as the Chief Executive Officer of one of our subsidiaries since July 2005 and has served as our Chief Executive Officer, President and as a Director on our Board of Directors since September 2006. Mr. Gibson has over 20 years of experience in the worldwide software and energy industries. From March 2003 to December 2004, Mr. Gibson served as President of Halliburton Energy Services Group, where he managed all of Halliburton's energy-related operations. From March 2001 to March 2003, Mr. Gibson worked for Landmark Graphics Corporation, a developer of oil and natural gas software solutions. Mr. Gibson also previously worked for 10 years in exploration and production geophysics for Gulf Oil Company and, following its acquisition by Chevron, for Chevron, including as head of research and development of Chevron. Mr. Gibson received a B.S. in Geology from Auburn University and an M.S. in Geology from the University of Houston. Mr. Gibson is a member of the board of directors of Parker Drilling (NYSE: PKD).

        Jorge Machnizh.    Mr. Machnizh has served as the Chief Operating Officer of one of our subsidiaries since July 2005 and will be the Chief Operating Officer of our company on or before the completion of this offering. Mr. Machnizh has over 27 years of experience in the global upstream geophysical industry, including 16 years experience in worldwide geophysical operations. From March 2003 to May 2005, Mr. Machnizh served as President and Chief Operating Officer of Input/Output of Imaging Systems Group, an integrated geophysical technology design and manufacturing organization with global operations. Mr. Machnizh served as Vice President Operations for Landmark Graphics Corporation, a developer of oil and natural gas software solutions from May 1998 to February 2003. Prior to Landmark, Mr. Machnizh served as Regional Manager for Schlumberger Seismic Division. He received a degree in Geology from the University of Southern California.

        Elijio V. Serrano.    Mr. Serrano has served as the Chief Financial Officer of one of our subsidiaries since February 2006 and of our company since September 2006. Mr. Serrano has over 25 years of experience in leading global organizations in multiple industries, including 17 years of financial and operations experience in the oil and natural gas industry. From October 1999 to February 2006, Mr. Serrano served as Chief Financial Officer of EGL, Inc., a publicly-traded global transportation and logistics management company. From 1998 to 1999, Mr. Serrano served as Vice President and General Manager of Schlumberger Ltd.'s Western Hemisphere Seismic Division and prior to 1998 as Group Controller for Schlumberger's Seismic Operations. Mr. Serrano is a Certified Public Accountant and received a bachelors degree in Accounting and Finance from the University of Texas at El Paso.

        David A. Verdun.    Mr. Verdun has served as the Executive Vice President of Research and Development and Technical Support of one of our subsidiaries since July 2005 and will be the Executive Vice President of Research and Development and Technical Support of our company on or before the completion of this offering. Mr. Verdun has over 25 years of experience in technology management in the upstream oil and natural gas industry. From November 2003 to July 2005, Mr. Verdun served as Senior Vice President of GX Technology Corporation, a global provider of software and service solutions for seismic data acquisition and imaging. Mr. Verdun was self-employed as a technology management consultant from July 2002 until November 2003. From January 1991 to July 2002, he served as Executive Vice President of Research and Development at Landmark Graphics Corporation, a subsidiary of Halliburton Corporation, where he delivered the industry's first integrated product suite on the Linux Platform. Mr. Verdun received a degree in Geology from Albion College and attended executive programs at University of Michigan, MIT and Harvard.

        Jean-Claude A. Dulac.    Mr. Dulac has served as the Executive Vice President and Chief Architect of one of our subsidiaries since August 2006 and will be the Executive Vice President and Chief Architect of our company on or before the completion of this offering. Mr. Dulac has over 20 years experience in exploration and production application development. From November 1996 to July 2006, Mr. Dulac served as President of Earth Decisions Sciences Corporation and its predecessor T-Surf, a company that he founded. Mr. Dulac has 12 years of experience in geophysical research, was a chief-architect for earth-modeling applications and is recognized for excellence in software engineering. Mr. Dulac received his masters degree in Geophysics from Stanford University and his masters degree in Geology from Ecole de Geologie de Nancy.

        Roger D. Brown.    Mr. Brown has served as the President, Strategic Consulting of one of our subsidiaries since August 2006 and will be the President, Strategic Consulting of our company on or before the completion of this offering. Mr. Brown has over 25 years of experience in the technology and applied sciences services industry. From August 2005 until August 2006, Mr. Brown was self-employed as a strategic consultant. From 2003 until 2005, he served as Senior Vice President of Science Applications International Corporation. He also served as Corporate Vice President of Telcordia Technologies, Inc. from 2001 until 2003. From 1996 until 2000, Mr. Brown was Chief

Executive Officer and President of INTESA, a subsidiary of Science Applications International Corporation.

        Troy W. Thacker.    Mr. Thacker has served as a Director of one of our subsidiaries since August 2002 and a Director on our Board of Directors since September 2006. He has served as a Managing Director at Fox Paine since 2001. Prior to joining Fox Paine, Mr. Thacker was an investment professional at Gryphon Investors, Inc., a San Francisco based private equity firm, which he joined after receiving his M.B.A. from Harvard Business School in 2000. From 1997 through 1998, Mr. Thacker was employed by SCF Partners, a private equity firm, and from 1995 through 1997, Mr. Thacker was an analyst at Morgan Stanley & Co. Incorporated. Mr. Thacker is the Vice Chairman of the board of directors of United America Indemnity (Nasdaq: INDM). Mr. Thacker received a B.S. in Chemical Engineering from Rice University in 1995.

        W. Dexter Paine, III.    Mr. Paine has served as a Director of one of our subsidiaries' board of directors since August 2002 and a Director on our Board of Directors since September 2006. He has served as President of Fox Paine & Company, LLC since he co-founded Fox Paine & Company, LLC in 1997 and CEO of Fox Paine Management III, LLC since 2006. From 1994 through 1997, Mr. Paine served as a senior partner of Kohlberg & Company. Prior to joining Kohlberg & Company, Mr. Paine served as a general partner at Robertson Stephens & Company. Mr. Paine is Chairman of the board of directors of WJ Communications Inc. (Nasdaq: WJCI). Mr. Paine received a B.A. in Economics from Williams College.

        Eldad Weiss.    Mr. Weiss has served as a Director of one of our subsidiaries' board of directors since the commencement of Paradigm's operations in 1988 and will be a member of our Board of Directors on or before the completion of this offering. He also served as Paradigm Geophysical Ltd.'s Chief Executive Officer from 1988 until September 2005. Since October 2005, Mr. Weiss has served as Principle at Eldad Weiss Consulting and Investments Ltd. From July 1992 to July 1993, Mr. Weiss served as the Vice President of Grant-Tensor Geophysical Corporation, a Houston based geophysical service company and former parent company of one of our subsidiaries, where he was Senior Vice President in charge of the computer aided exploration division. From June 1985 until February 1988, Mr. Weiss was employed in the research and development department of Scitex Corporation Ltd.

Composition of Our Board of Directors

        Our Board of Directors is currently comprised of 5 members. We intend to expand our Board of Directors, including adding the requisite independent directors, prior to the commencement of this offering. Each director is generally elected by our shareholders at our annual shareholders' meeting. Our directors hold office until the next annual meeting or until their successors are duly elected and qualified. Our executive officers are appointed by our Board of Directors and hold office until their successors are duly appointed and qualified.

        We will be deemed to be a "controlled company" under the rules of the Nasdaq Global Market, and we will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the Nasdaq Global Market. Pursuant to this exception, we will be exempt from the rules that would require our Board of Directors to be comprised of a majority of "independent directors;" our compensation committee to be comprised solely of "independent directors;" and our executive and corporate governance committee to be comprised solely of "independent directors" as defined under the rules of the Nasdaq Global Market. The "controlled company" exception does not modify the independence requirements for the audit committee or the requirement that our independent directors meet in executive session. We intend to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Global Market rules, which require that our audit committee be composed of three independent directors within one year from the date of this prospectus.

Committees of the Board of Directors

        Our Board of Directors has the authority to appoint committees to perform certain management and administrative functions. Prior to the completion of this offering, our Board of Directors will appoint an audit committee and a compensation committee. The composition of the board committees will comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Global Market rules, subject to the Nasdaq Global Markets controlled company exemption.

  Audit Committee

        The Audit Committee of our Board of Directors is initially expected to be composed of three individuals. Prior to the completion of this offering, at least one committee member will be replaced by a director who is independent within the meaning of the Sarbanes-Oxley Act and the Nasdaq Global Market rules within the time period specified in the Nasdaq Global Market's transition rules applicable to companies completing an initial public offering. Our Audit Committee will assist our Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of our internal audit function and independent auditors, and risk assessment and risk management. Among other things, our Audit Committee will prepare the audit committee report for inclusion in the annual proxy statement, annually review the audit committee charter and its performance; appoint, evaluate, determine the compensation of and, where applicable, replace our independent auditors; review and approve the scope of the annual audit, permissible non-audit services, the audit fee and the financial statements; review disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information; oversee investigations into complaints concerning financial matters; and review other risks that may have a significant impact on our financial statements. Our Audit Committee will be expected to work closely with management as well as our independent auditors. Our Audit Committee will have the authority to obtain advice and assistance from, and receive appropriate funding for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

        The Audit Committee will be comprised of members who are financially literate and at least one member will be a financial expert as such term is defined by the SEC.

        Our Board of Directors will adopt a written charter for our Audit Committee that complies with the applicable standards of the SEC and the Nasdaq Global Market rules. Our Audit Committee will meet regularly. When the external auditors are in attendance at the Board of Directors meetings, our Audit Committee has the opportunity to meet privately with the auditors in the absence of management.

        Compensation Committee.    The composition of the Compensation Committee has not been determined. The Compensation Committee will oversee our compensation and benefits policies and plans.

Compensation Committee Interlocks and Insider Participation

        As noted above, prior to completion of this offering, our Board of Directors did not have a compensation committee. In addition, our senior management of Paradigm Geotechnology B.V., our predecessor, was directly involved in setting compensation for our executives.

Compensation of Directors

        Directors are reimbursed for all travel expenses by our company but are not compensated for any services provided as a director of our company. Following this offering, we intend to compensate our directors at or near prevailing market rates.

Code of Ethics

        The board of directors of Paradigm Geotechnology B.V. has adopted a code of ethics applicable to all employees, officers, directors and consultants of Paradigm Geotechnology B.V. and its subsidiaries. Since the adoption of the code of ethics, contracts that Paradigm Geotechnology B.V. and its subsidiaries enter into with their agents incorporate the code of ethics unless otherwise specifically approved in writing.

        Any waiver of the code of ethics for executive officers or directors may only be made by the supervisory board of Paradigm Geotechnology B.V. and its subsidiaries and must be promptly disclosed as required by law. Any waiver of the code of ethics for any employee must be documented in writing and recorded. It is the policy of Paradigm Geotechnology B.V. and its subsidiaries not to allow retaliation for reports of misconduct by others made in good faith by employees.

        We intend to amend our code of ethics to apply to our company prior to the completion of this offering.

Executive Compensation and Other Matters

  Summary Compensation Table

        The following table provides certain summary information concerning compensation paid to or earned by our President and Chief Executive Officer, our other three most highly compensated executive officers who were serving as executive officers on December 31, 2005 and two additional executive officers who were serving as executive officers in 2005 but were not serving as executive officers on December 31, 2005 ("named executive officers"). We did not have a fourth highly compensated executive officer serving as an executive officer on December 31, 2005.

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation		Awards Securities Underlying Options	All Other Compensation
John W. Gibson, Jr.(1) Chief Executive Officer	2005	$183,333	$275,000	—		2,355,623	—
Eldad Weiss(2) Chief Executive Officer	2005	$370,147	—	—		—	$190,847	(3)
Jorge Machnizh(4) Chief Operating Officer	2005	$117,943	$100,000	—		270,000	$163	(5)
David Verdun(6) Executive Vice President	2005	$88,282	$75,000	—		80,000	—
Orit Leitman(7) Vice President of Finance	2005	$122,465	$20,000	$15,567	(8)	—	—
Elie Barr(9) Chief Operating Officer	2005	$250,000	$13,184	$29,177	(8)	—	—
Christopher Usher(10) Senior Corporate Vice President Integrated Services	2005	$160,883	—	—		—	$11,952	(11)

(1)
Mr. Gibson has served as our Chief Executive Officer of one of our subsidiaries since July 2005.

(2)
Mr. Weiss terminated his position as Chief Executive Officer of our predecessor on September 30, 2005, but has served as a director of our predecessor since August 2002 and as a consultant of our predecessor since September 30, 2005. Mr. Weiss will be a member of our Board of Directors on or prior to the completion of this offering. Mr. Weiss's salary for 2005 includes $78,941 paid for accrued but unused vacation and $93,206 paid for his services as a consultant in 2005.

(3)
In accordance with the terms of Mr. Weiss's employment agreement with our predecessor, Mr. Weiss was paid $190,847 in connection with his termination as Chief Executive Officer of our predecessor.

(4)
Mr. Machnizh has served as Chief Operating Officer of one of our subsidiaries since July 2005.

(5)
Mr. Machnizh received a 401(k) plan matching contribution in the amount of $163.

(6)
Mr. Verdun has served as Executive Vice President of Research and Development and Technical Support of one of our subsidiaries since July 2005.

(7)
Ms. Leitman became Vice President of Finance of our predecessor in August 2002. Ms. Leitman's salary for 2005 includes $9,420 paid for accrued but unused vacation. Elijio Serrano assumed the role of principal financial officer when he became the Chief Financial Officer of one of our subsidiaries in February 2006.

(8)
Represents the value of perquisites and other personal benefits and includes $23,560 and $14,942 for a company-provided vehicle to Ms. Leitman and Mr. Barr, respectively. In accordance with the SEC rules, we exclude perquisites and other personal benefits if the aggregate value is not more than the lesser of $50,000 or 10% of the person's total annual salary and bonus.

(9)
Mr. Barr ceased being the Chief Operating Officer of our predecessor on June 30, 2005.

(10)
Mr. Usher's employment with our predecessor terminated on September of 2005.

(11)
Our predecessor contributed $11,952 to a defined contribution plan for the benefit of Mr. Usher.

  Option Grants in Last Fiscal Year

        The following table sets forth the options granted in 2005 to our named executive officers under the Paradigm Geotechnology B.V. 2003 Stock Option Plan.

			% of Total Options Granted to Employees in 2005 Fiscal Year				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation Over Option Term(5)
Name	Options Granted			Exercise Price		Expiration Date
							10% ($)	5% ($)
John W. Gibson, Jr.	2,355,623	(1)	75.61%		$6.58	07/15/2015	$22,693,549	$18,840,346
Jorge Machnizh	135,000 135,000	(2) (3)	4.33 4.33	$ $	6.58 6.58	07/11/2015 07/11/2015	1,300,560 1,300,560	1,079,734 1,079,734
David Verdun	40,000 40,000	(4) (5)	1.28 1.28	$ $	6.58 6.58	07/10/2015 07/10/2015	385,351 385,351	319.921 319,921
Eldad Weiss	—		—		—	—	—	—
Orit Leitman	—		—		—	—	—	—
Elie Barr	—		—		—	—	—	—
Christopher Usher	—		—		—	—	—	—

(1)
Mr. Gibson's option to purchase 2,355,623 shares of Paradigm Geotechnology B.V. common stock vests in four equal annual installments beginning on July 15, 2006, provided that Mr. Gibson is employed on the vesting dates.

(2)
Mr. Machnizh's option to purchase 135,000 shares of Paradigm Geotechnology B.V. common stock vests as follows: 15,152 on December 31, 2005 and 29,962 vest in four annual installments on December 31st of each year beginning on December 31, 2006 and ending on December 31, 2009, provided that Mr. Machnizh is employed on the vesting dates.

(3)
Mr. Machnizh's option to purchase 135,000 shares of Paradigm Geotechnology B.V. common stock vests over 4.5 years, provided that Mr. Machnizh is employed on the vesting dates and certain performance targets are satisfied.

(4)
Mr. Verdun's option to purchase 40,000 shares of Paradigm Geotechnology B.V. common stock vests as follows: 3,560 on December 31, 2005 and 9,110 vest in four annual installments on December 31st of each year beginning on December 31, 2006 and ending on December 31, 2009, provided that Mr. Verdun is employed on the vesting dates.

(5)
Mr. Verdun's option to purchase 40,000 shares of Paradigm Geotechnology B.V. common stock vests over 4.5 years, provided that Mr. Verdun is employed on the vesting dates and certain performance targets are satisfied.

  Option Exercises and Fiscal Year-End Option Values

        The following table sets forth certain information concerning the number and value of shares acquired by each of the named executive officers in 2005 and the number and value of unexercised options held by each of the named executive officers as of December 31, 2005.

			Number of Securities Underlying Unexercised Options at December 31, 2005
					Value of Unexercised In-the Money Options at December 31, 2005(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
John W. Gibson, Jr.	—	—	—	2,355,623	$—	$—
Jorge Machnizh	—	—	15,152	254,848	—	—
David Verdun	—	—	3,560	76,440	—	—
Eldad Weiss	145,631	$770,388	720,510	108,204	2,204,759	331,103
Orit Leitman	—	—	56,250	18,750	172,125	57,375
Elie Barr	—	—	261,004	—	798,671	—
Christopher Usher	—	—	—	—	—	—

(1)
Represents the total gain which would be realized if all the in-the-money options held at year end were exercised, determined by multiplying the number of shares underlying the in-the-money options by the difference in the average per share exercise price and the per share fair market value at year end, which was $6.40. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

Defined Benefit Plan

        Messrs. Weiss and Barr and Ms. Leitman participate in a pension plan. The benefits under such plan are determined based on years of service, final compensation and performance of their individual account. The formula by which benefits are determined is based on the accumulated amount in the fund divided by the actuarial tables of the individual's fund. The estimated annual benefit payable upon the retirement for Messrs. Weiss and Barr and Ms. Leitman is $28,920, $37,625 and $38,664, respectively.

Consulting Arrangements with Director

        Paradigm Geotechnology B.V. entered into a consulting arrangement with Eldad Weiss on September 30, 2005, which terminates on September 30, 2006. Pursuant to the terms of the consulting arrangement, Mr. Weiss has agreed to provide transition assistance and consulting services relating to his responsibilities while employed as our Chief Executive Officer. Following the conclusion of the consulting period, our consulting arrangement with Mr. Weiss provides that we will discuss the further retention of Mr. Weiss to provide additional consulting services.

Employment Agreements

        The key terms of their existing agreements are described below.

        John W. Gibson, Jr.    On July 15, 2005, Mr. Gibson entered into an employment agreement to serve as the Executive Chairman of the Managing Board of Directors and Chief Executive Officer of Paradigm Geotechnology B.V. On July 15, 2005, Mr. Gibson also entered into an employment agreement with Paradigm Geophysical Corp. to serve as Chief Executive Officer of Paradigm Geophysical Corp. Under the terms of both agreements, Mr. Gibson earned an annual salary of $400,000 per year and is eligible for an annual bonus based on both financial and non-financial objectives as proposed each year by Mr. Gibson and subject to the approval of the Non-Executive Chairman and the Supervisory Board of Directors, in their sole discretion. Mr. Gibson was also granted an option to purchase 2,355,623 ordinary shares of Paradigm Geotechnology B.V. at an exercise price of

$6.58 per share, which vest in four equal installments on each anniversary of the agreement beginning on July 15, 2006, provided Mr. Gibson is employed by Paradigm Geophysical Corp. or its affiliates on each such vesting date. All options vest and become fully exercisable if Fox Paine Capital Fund II International, L.P. or its affiliates receive cash and/or publicly traded securities from the disposition of all or substantially all of its aggregate investment plus a 25% or greater annualized internal rate of return on substantially all of their aggregate investment. In addition, under the agreement, Mr. Gibson purchased 303,952 ordinary shares of Paradigm Geotechnology B.V. at $6.58 per share, $1 million of which was paid in the form of a promissory note to Paradigm Geotechnology B.V. that has been repaid. See "Certain Relationship and Related Transactions—Other Transactions." In the event Mr. Gibson engages in competitive activity, disparages Fox Paine or any of its affiliates, us or any officer or executive associated with us within 36 months following a termination of employment for any reason or otherwise violates any post termination covenant in the agreement and Mr. Gibson does not cure such activity, all vested options are cancelled and Paradigm Geotechnology B.V. has the right to buy back any shares purchased at the lower of cost or the fair market value of the stock. Mr. Gibson is also entitled to severance payments under certain circumstances and has agreed to non-competition covenants. On September 1, 2006 Mr. Gibson's base annual salary was increased to $500,000. Mr. Gibson was also advised that his annual bonus, commencing in 2007, would increase to a maximum bonus of 300% with a target bonus level of 150%. Mr. Gibson will earn the target bonus if we achieve our predefined metrics/goals and Mr. Gibson fully achieves his personal performance metrics/goals. Mr. Gibson will exceed his target bonus if our success and Mr. Gibson's personal performance success warrants it up to the maximum bonus level. All bonuses awarded are at the approval of the Board of Directors. We anticipate amending and restating this agreement prior to the effective date of this registration statement.

        Jorge Machnizh.    On July 11, 2005, Mr. Machnizh entered into an employment agreement to serve as our Chief Operating Officer. Mr. Machnizh is paid a base salary of $250,000 per year plus an annual bonus subject to the approval of the Chairman and the Board of Directors. Mr. Machnizh was also granted an option to purchase 135,000 ordinary shares of Paradigm Geotechnology B.V., 15,152 of which vested on December 31, 2005 and 29,962 vest in four annual installments beginning on December 31, 2006. Mr. Machnizh was also granted an option to purchase 135,000 ordinary shares of Paradigm Geotechnology B.V. at an exercise price of $6.58 per share. These options vest on the same schedule and are also subject to satisfaction of performance-based goals. In the event of a change in control (as defined below), Mr. Machnizh is entitled to full vesting of all options granted under the agreement to the extent that the limited partners of Fox Paine Capital Fund II International, L.P. and its affiliates realize as a result of such change in control (by receipt of proceeds) a 25% or greater internal rate of return on their entire investment in Paradigm Geophysical Ltd. after giving effect to all options then held by Mr. Machnizh and provided that Mr. Machnizh remains employed on the date that such internal rate of return is realized. For purposes of the agreement, a "change in control" means any transaction or series of related transactions that results in any person, entity or group (other than Fox Paine Capital Fund II International, L.P. and its affiliates) acquiring a beneficial ownership of more than 50% of the voting shares of Paradigm Geotechnology B.V. Mr. Machnizh is also entitled to certain other benefits, including a match of 401(k) contributions and severance payments if his employment is terminated upon specified conditions. The agreement contains standard confidentiality, non-solicitation and non-competition provisions. On September 1, 2006 Mr. Machnizh's base annual salary was increased to $315,000. Mr. Machnizh was also advised that his annual bonus, commencing in 2007, would increase to a maximum bonus of 200% with a target bonus level of 100%. Mr. Machnizh will earn the target bonus if we achieve predefined metrics/goals and Mr. Machnizh achieves his personal performance metrics/goals. Mr. Machnizh will exceed his target bonus if our success and Mr. Machnizh's personal performance success warrants it up to the maximum bonus level. All bonuses awarded are at the approval of the Board of Directors. We anticipate amending and restating this agreement prior to the effective date of this registration statement.

        Elijio V. Serrano.    On January 23, 2006, Mr. Serrano entered into an employment agreement to serve as our Chief Financial Officer from February 13, 2006. The agreement provides that Mr. Serrano is paid a base salary at the rate of $276,000 per year plus an annual bonus subject to the approval of the Chairman and the Board of Directors. Mr. Serrano also received an $85,000 signing bonus in February 2006. Mr. Serrano was also granted an option to purchase 124,000 ordinary shares of Paradigm Geotechnology B.V. at an exercise price of $6.58 per share, which vest in equal annual installments, commencing one year from the date of grant. Mr. Serrano was also granted an option to purchase 148,000 ordinary shares of Paradigm Geotechnology B.V. at an exercise price of $6.58 per share. These options vest on the same schedule and are also subject to satisfaction of performance-based goals. In the event of a change in control (as defined below), Mr. Serrano is entitled to full vesting of all options granted under the agreement to the extent that the limited partners of Fox Paine Capital Fund II International, L.P. and its affiliates realize as a result of such change in control (by receipt of proceeds) a 25% or greater internal rate of return on their entire investment in Paradigm Geophysical Corp. after giving effect to all options then held by Mr. Serrano and provided that Mr. Serrano remains employed on the date that such internal rate of return is realized. For purposes of the agreement, a "change in control" means any transaction or series of related transactions that results in any person, entity or group (other than Fox Paine Capital Fund II International, L.P. and its affiliates) acquiring a beneficial ownership of more than 50% of the voting shares of Paradigm Geotechnology B.V. Mr. Serrano is also entitled to other benefits, including severance payments if his employment is terminated upon specified conditions and a match of 401(k) contributions. The agreement contains standard confidentiality, non-solicitation and non-competition provisions. On September 1, 2006 Mr. Serrano's base annual salary was increased to $300,000. Mr. Serrano was also advised that his annual bonus, commencing in 2007, would increase to a maximum bonus of 200% with a target bonus level of 100%. Mr. Serrano will earn the target bonus if we achieve predefined metrics/goals and Mr. Serrano achieves his personal performance metrics/goals. Mr. Serrano will exceed his target bonus if our success and Mr. Serrano's personal performance success warrants it up to the maximum bonus level. All bonuses awarded are at the approval of the Board of Directors. We anticipate amending and restating this agreement prior to the effective date of this registration statement.

        David A. Verdun.    On July 5, 2005, Mr. Verdun entered into an employment agreement to serve as our Vice President Product Development and Support. The agreement provides that Mr. Verdun be paid a base salary at the rate of $180,000 per year plus an annual bonus subject to the approval of the Chairman and the Board of Directors. Mr. Verdun was granted an option to purchase 40,000 ordinary shares of Paradigm Geotechnology B.V. at an exercise price of $6.58 a share, which vest over 4.5 years. Mr. Verdun was also granted an option to purchase 40,000 ordinary shares of Paradigm Geotechnology B.V. at an exercise price of $6.58 a share. These options vest on the same schedule and are also subject to satisfaction of performance-based goals. In the event of a change in control (as defined below), Mr. Verdun is entitled to full vesting of all options granted under the agreement to the extent that the limited partners of Fox Paine Capital Fund II International, L.P. and its affiliates realize as a result of such change in control (by receipt of proceeds) a 25% or greater internal rate of return on their entire investment in Paradigm Geophysical Ltd., after giving effect to all options then held by Mr. Verdun and provided that Mr. Verdun remains employed on the date that such internal rate of return is realized. For purposes of the agreement, a "change in control" means any transaction or series of related transactions that results in any person, entity or group (other than Fox Paine Capital Fund II International, L.P. and its affiliates) acquiring a beneficial ownership of more than 50% of the voting shares of Paradigm Geotechnology B.V. Mr. Verdun is also entitled to certain other benefits, including severance payments if his employment is terminated upon specified conditions and a match of 401(k) contributions. The agreement contains standard confidentiality, non-solicitation and non-competition provisions. On September 1, 2006 Mr. Verdun's base annual salary was increased to $210,000. Mr. Verdun was also advised that his annual bonus, commencing in 2007, would increase to a maximum bonus of 100% with a target bonus level of 50%. Mr. Verdun will earn the target bonus if we achieve predefined metrics/goals and Mr. Verdun achieves his personal performance metrics/goals. Mr. Verdun will exceed his target bonus if our success and Mr. Verdun's personal performance success warrants it up to the maximum bonus level. All bonuses awarded are at the approval of the Board of Directors. We anticipate amending and restating this agreement prior to the effective date of this registration statement.

        Orit Leitman.    Ms Leitman entered into an employment agreement with Paradigm Geophysical Ltd. to serve as Vice President of Finance of Paradigm Geophysical Ltd. as of April 1, 1999. Ms. Leitman's current salary is approximately $125,000. Paradigm Geophysical Ltd. and Ms. Leitman must give the other party nine months prior written notice in the event of a termination of employment. During the period following notice of termination by either party, Ms. Leitman must cooperate with Paradigm Geophysical Ltd. and use her best efforts to assist in the integration of her successor. In the event of termination of employment, Ms. Leitman is entitled to certain severance benefits, including a severance payment based on her income level and years of employment with Paradigm Geophysical Ltd.

        Roger D. Brown.    Mr. Brown received a conditional employment offer letter on July 26, 2006 to join Paradigm Geophysical Corp. as President, Services Division. Under the terms of the offer letter, Mr. Brown is paid a base salary of $300,000 and is eligible for an annual bonus of up to 200% of his base salary, subject to the satisfaction of performance goals. Mr. Brown is eligible to earn an option to purchase up to 180,000 ordinary shares of Paradigm Geotechnology B.V., prorated for 2006, based on achieving certain pre-established performance based goals and will vest annually over four years. Mr. Brown is also required to execute confidentiality, non-disclosure, non-solicitation, and/or non-competition agreements as a condition to his initial and continued employment.

        Jean-Claude Dulac.    On August 11, 2006, Mr. Dulac entered into an employment agreement to serve as our Executive Vice President and Chief Architect of Paradigm Geophysical Corp. until terminated in accordance with the terms of the agreement. Mr. Dulac is initially paid a base annual salary of $221,000, which will be increased to $281,000 per year after the first commercial purchase of INGRID. Mr. Dulac is also eligible for an annual bonus of up to 40% of his base salary based on the satisfaction of performance goals. Mr. Dulac is entitled to participate in the stock option program of Paradigm Geotechnology B.V. beginning in 2007. Mr. Dulac is also entitled to certain other benefits, including severance payments if his employment is terminated upon specified conditions and a match of 401(k) contributions. The agreement contains standard confidentiality, non-solicitation, inventions and non-competition provisions. Mr. Dulac is also subject to restrictions under the Paradigm Geotechnology B.V. shareholders' agreement. See "Certain Relationships and Related Transactions—Shareholders Agreement."

        Former Officers.    We had entered into employment agreements with Messrs. Barr and Usher, our former officers. We have made all severance payments required under the terms of these agreements.

Stock Option and Warrant Plans

        The 2003 Paradigm Geotechnology B.V. Stock Option Plan.    Paradigm Geotechnology B.V. adopted, and its sole shareholders approved, the Paradigm Geotechnology B.V. 2003 Stock Option Plan on November 24, 2003. The total number of ordinary shares reserved and available under the plan is 6,502,427. After completion of the exchange transaction, these stock options will be adjusted to provide for optionholders to receive our ordinary shares upon exercise of the options. Pursuant to the terms of the plan, if any option terminates without being exercised, or if any option is exercised for or settled in cash, the ordinary shares subject to such option are again available for issuance under the plan. Officers, employees and non-employee directors of Paradigm Geotechnology B.V. and its affiliates may be selected to participate in the plan. Stock options issued under the plan are evidenced by option agreements, which include such terms and conditions as the Board of Supervisory Directors of Paradigm Geotechnology B.V. may determine. Under the plan, options must be issued at the fair market value of the ordinary shares on the date of grant and become vested and exercisable upon such terms and conditions as the supervisory board may determine. In addition, the supervisory board may accelerate the exercisability of any option. Upon termination of employment, unless otherwise provided in an option agreement the participant forfeits all unvested options and has three months (twelve months in the event of death or disability) to exercise vested options. Any options not exercised during the permissible period are forfeited. The plan provides that in the event of Paradigm Geotechnology B.V.'s consolidation, merger or reorganization with another company or in the event of a sale or other disposition or transfer of a majority of Paradigm Geotechnology B.V.'s shares or assets, or in the event of any other transaction(s) that results in the change of the composition of the supervisory board such that a majority of the supervisory board are persons who were not members of the supervisory board prior to such transaction(s) and were not nominated by Paradigm Geotechnology Holdings B.V., the board or the board of directors of the entity assuming the obligations of Paradigm Geotechnology B.V., may take one of the any of the following actions: (1) provide consideration for the ordinary shares subject to the options in the form of either the consideration payable with respect to such shares in connection with the transaction(s), shares of stock of the surviving or successor company or such other property deemed appropriate and of equivalent value, (2) provide that all vested options must be exercised prior to a specified period and all such options terminate thereafter, (3) terminate all options in exchange for cash equal to the excess, if any, of the fair market value of share of common stock subject to the option over the exercise price, or (4) take any other action with respect to the outstanding options that would have a substantially similar economic effect as any of the foregoing. In the event of a proposed dissolution or liquidation of Paradigm Geotechnology B.V., each option terminates immediately prior to such event or at such other time and subject to conditions determined by the board in accordance with the terms of the plan. In addition, adjustments to option grants shall be made in connection with a stock split or similar transaction. Upon receipt of a written notice of exercise, unless otherwise specified in the option agreement, the board may elect to cash out all or any portion of the common stock for which an option is exercised by paying the participant, in cash, an amount equal to the excess of the fair market value of a share of ordinary shares over the exercise price times the number of shares being purchased pursuant to the exercise. The Board may amend, alter or discontinue the plan or any option agreement, prospectively or retroactively, provided that no such amendment materially impairs the rights of any participant under the plan without such participant's written consent. The plan terminates on November 24, 2013.

  Earth Decision Stock Option and Warrant Plans

        In connection with the acquisition of Earth Decision, Paradigm Geotechnology B.V. entered into a liquidity agreement with Earth Decision and certain of its employees who held options under the existing Earth Decision stock option and warrant plans. Under the terms of these stock option and warrant plans, pursuant to our acquisition of Earth Decision, these plans were required to be transferred to us and maintained in accordance with the applicable exchange ratio. Under the terms of the liquidity agreement, holders who exercise an option or warrant issued under the Earth Decision plans must exchange, on the date of exercise, the shares in Earth Decision issued pursuant to such exercise for shares of Paradigm Geotechnoloy B.V. Each Earth Decision share is exercisable for 13.5 million ordinary shares of Paradigm Geotechnology B.V. and $4.5 million Paradigm Geotechnology B.V. convertible subordinated debentures.

        Option Plans.    Earth Decision maintained two options plans: the 2001 Stock Option Plan, adopted by Earth Decision and approved by its shareholders on October 19, 2001; and the 2003 Stock Option Plan, adopted by Earth Decision and approved by its shareholders on October 30, 2003.

        Employees and the managers of Earth Decision and its subsidiaries who are subject to the tax rules applicable to employees are eligible to participate in the 2001 plan. There are 8,863 shares of common stock of Earth Decision reserved and available to be granted under the 2001 plan. Outstanding options vest four years from the date of grant and are exercisable within twelve (12) or twenty-four (24) months from the date of vesting, depending on the employment status of the optionholder. A vested option's exercise period accelerates in the event of retirement, death or termination of employment that is not due to the employee's gross negligence. Upon such acceleration event, the holder has six (6) months to exercise all vested options and forfeits all unvested options. Any vested options not exercised during such six (6) month period are forfeited. The 2001 plan further provides for the immediate and automatic forfeiture of options if the employee is dismissed or resigns due to the employee's gross negligence. The 2001 plan set the option exercise price at €12.73 per share.

        The provisions of the 2003 EDS option plan are substantially similar to those of the 2001 plan. There are 20,500 shares of common stock of Earth Decision reserved and available to be granted under the 2003 plan as of September 1, 2006. The 2003 EDS option plan set the option exercise price at €58.00 per share.

        The Warrant Plans.    Earth Decision also maintained three warrant plans, which were adopted and approved by its shareholders on October 19, 2001, October 30, 2003 and June 28, 2005, respectively.

        There are 8,663 shares of common stock reserved and available for issuance under the 2001 warrant plan as of September 1, 2006. The employees and the managers of Earth Decision who are subject to the tax rules applicable to employees were eligible to participate in the 2001 warrant plan. The 2001 warrants vested immediately on the date of grant and were exercisable for (12) months from such date. A vested warrant's exercise period accelerates in the event of retirement, death or termination of employment that is not due to the employee's gross negligence. The holder has six (6) months to exercise all such warrants and forfeits any warrants not exercised during such period. The 2001 warrant plan further provides for the immediate and automatic forfeiture of warrants if the employee is dismissed or resigns due to the employee's gross negligence. The 2001 warrant plan set the warrant exercise price at €12.73 per share.

        The provisions of the 2003 warrant plan and 2005 warrant plan are substantially similar to those set forth in the 2001 warrant plan. There are 9,500 shares of Earth Decision common stock were reserved and available for issuance under the 2003 warrant plan. The 2003 warrant plan set the warrant exercise price at €58.00 per share. There are 2,500 shares of Earth Decision common stock were reserved and available for issuance under the 2005 warrant plan. The 2005 warrant plan set the warrant exercise price at €79.00 per share.

OUR RELATIONSHIP WITH FOX PAINE

        The following are descriptions of the material provisions of the agreements and other documents discussed below. You should, however, refer to the exhibits that are a part of the registration statement for further information. See "Where You Can Find More Information."

        Our directors, Messrs. Fox, Paine and Thacker have, and our Chief Executive Officer and director, Mr. Gibson had, relationships with Fox Paine as described under "Management—Directors and Executive Officers."

Management Agreement

        Our subsidiary, Paradigm Geophysical Ltd., entered into a management agreement with Fox Paine on August 13, 2002. Pursuant to the management agreement, as subsequently amended, Fox Paine provides financial and strategic consulting, advisory and other services provided to us. During 2005 and for the first six months of 2006, we incurred fees and reimbursement of expenses to Fox Paine pursuant to this agreement of approximately $1.8 million and $0.6 million, respectively.

        In connection with our acquisition of Earth Decision, Paradigm Geophysical Ltd. entered into an amended and restated management agreement with Fox Paine on September 7, 2006. Under the terms of the amended and restated management agreement, annual fees paid to Fox Paine were fixed at $1.1 million. Pursuant to the amended and restated management agreement, Paradigm Geophysical Ltd. also paid Fox Paine a fee of $1.5 million in connection with our acquisition of Earth Decision. The agreement has been further amended to also provide that upon completion of this offering, we will be obligated to pay Fox Paine a termination fee of $6.8 million plus unreimbursed expenses, at which time the amended and restated management agreement will terminate.

Indemnity Agreement

        In connection with our management agreement with Fox Paine, our subsidiaries, Paradigm Geotechnology B.V. and Paradigm Geophysical Ltd., entered into an indemnity agreement with Fox Paine on August 13, 2002. Pursuant to the indemnity agreement, we agreed to indemnify Fox Paine, its members, employees, agents, affiliates, or controlling persons in the event that Fox Paine or any of its members, employees, agents, affiliates or controlling persons becomes involved in any action, claim, proceeding or investigation arising out of our engagement of Fox Paine or Fox Paine's performance of services pursuant to its obligations under our management agreement.

        We agreed to indemnify, defend and hold harmless Fox Paine, its members, employees, agents, affiliates or controlling persons to the fullest extent permitted under applicable law, including advancement of expenses. We agreed that, without Fox Paine's prior written consent, we will not settle, compromise or consent to a judgment in any pending or threatened claim, action, investigation or proceeding with respect to the indemnity agreement unless the settlement includes an unconditional release of Fox Paine, its members, employees, agents, affiliates and controlling persons. We agreed that Fox Paine, its members, employees, agents, affiliates or controlling persons will not have liability to us, our security holders or our creditors in connection with Fox Paine's performance of services pursuant to the management agreement, unless the loss resulted from Fox Paine's bad faith or gross negligence and is a final judgment by a court of competent jurisdiction. The indemnity agreement will not terminate upon the expiration of the management agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following are descriptions of the material provisions of the agreements and other documents discussed below. You should, however, refer to the exhibits that are a part of the registration statement for further information. See "Where You Can Find More Information."

        We have entered into arrangements with Fox Paine, which are described under "Our Relationship with Fox Paine."

Shareholders Agreement

        On August 11, 2006, Paradigm Geotechnology B.V. entered into an amended and restated shareholders' agreement with funds affiliated with Fox Paine, the shareholders and optionholders of Earth Decision, including Mr. Dulac, and some of Paradigm Geotechnology B.V.'s employees. The following is a summary of the material terms of the shareholders' agreement and is qualified in its entirety by reference to the shareholders' agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        Application to Our Company.    The shareholders' agreement specifically provides that the provisions in the agreement shall apply to any shares of capital stock of Paradigm Geotechnology B.V., or its successors or assigns, that may be issued in exchange for Paradigm Geotechnology B.V. ordinary shares in a stock dividend, stock split, recapitalization, reclassification or otherwise. As a result of the exchange transaction, the shareholders' agreement applies to ordinary shares of our company held by the parties to the agreement.

        Participation Rights.    Pursuant to the shareholders' agreement, in connection with our initial public offering (1) we must provide each of the shareholders who were shareholders or optionholders of Earth Decision and who is an accredited investor or is exempted under Regulation S of the Securities Act an opportunity to exchange their Earth Decision ordinary shares for our ordinary shares or (2) we must make appropriate arrangements to offer such qualified shareholders rights to exchange their ordinary shares for our ordinary shares.

        Registration Rights.    Under the shareholders' agreement, Fox Paine has the right to make unlimited demands for registration under the Securities Act or listing on any international securities exchange of our ordinary shares, as long as Fox Paine holds at least 50% of the total voting power of our company. Fox Paine has the right to make up to five demands for registration under the Securities Act or listing on any international securities exchange of its ordinary shares after the funds cease to hold at least 50% of the total voting power of Paradigm Geotechnology B.V. Commencing on the date that is 12 months after our initial public offering, the shareholders who were shareholders or optionholders of Earth Decision and who in the aggregate hold no less than 30% of the ordinary shares of Paradigm Geotechnology B.V. have the right to make one demand for registration under the Securities Act or listing on any international securities exchange of their ordinary shares, subject to certain limitations. In addition, the shareholders who were shareholders or optionholders of Earth Decision have piggyback registration rights, which allow them to participate on a pro rata basis in a registration if we propose to register for sale any of our ordinary shares or undertake a registration pursuant to a demand by Fox Paine, subject to certain limitations. The shareholders' agreement also provides that when we qualify for the use of Form S-3, each of our shareholders have the right to request an unlimited number of registrations on Form S-3, subject to certain limitations.

        Non Competition.    The founders of Earth Decision who are party to the shareholders' agreement, including Mr. Dulac, agreed to certain non-competition provisions.

Reorganization and Related Transactions

        Prior to or simultaneously with the consummation of this offering, we will complete a number of transactions in order to assume the corporate structure described in this prospectus, including those described under "Exchange Transaction."

  Redemption of Convertible Subordinated Debentures

        In August 2002, Paradigm Geotechnology B.V. issued an aggregate principal amount of $51.1 million in convertible subordinated debentures to its shareholders, including Fox Paine. These debentures have a perpetual term with no stated maturity date and do not bear interest unless Paradigm Geotechnology B.V. declares and pays dividends or makes distributions to its ordinary shareholders in which case debenture holders will receive, for each debenture held, interest equal to the per ordinary share dividend or distribution amount. At the option of the holder, these debentures are convertible at any time into ordinary shares of Paradigm Geotechnology B.V. at a price of $5.15 per share, subject to adjustment in accordance with the debenture agreement. On March 31, June 30, September 30 and December 31 of each calendar year, the conversion price is automatically adjusted such that the conversion price is reduced, on an annual basis, by approximately 5%. These debentures were convertible into 5,821,447 ordinary shares of Paradigm Geotechnology B.V. as of June 30, 2006. These debentures may be redeemed, in whole or in part, at the option of Paradigm Geotechnology B.V. for an amount equal to the greater of: (i) the face amount of such debentures plus a premium calculated at a rate of 5% per annum, compounded quarterly, or (ii) the fair market value of the debentures calculated on an as converted basis. During 2003, Paradigm Geotechnology B.V. redeemed $11.1 million principal amount of debentures, plus accrued interest of $0.5 million. Concurrently, $0.4 million principal amount of debentures (including accrued interest) of these debentures were converted into 67,915 ordinary shares of Paradigm Geotechnology B.V. at a conversion price of $5.15 per share. In December 2004, $14.8 million principal amount of debentures were converted into 3,227,877 ordinary shares of Paradigm Geotechnology B.V. at a conversion price of $4.59 per share.

        In April 2004, Paradigm Geotechnology B.V. issued an aggregate principal amount of $20.2 million in convertible subordinated debentures to its shareholders, including Fox Paine. In December 2004, the entire $20.2 million principal amount of the debentures were converted into 2,885,714 ordinary shares of Paradigm Geotechnology B.V. at a conversion price of $7.00 per share.

        In August 2006, Paradigm Geotechnology B.V. issued an aggregate principal amount of $8.9 million in convertible subordinated debentures in connection with the acquisition of Earth Decision. The terms of these debentures are identical to the 2002 debentures; however, they are convertible at any time into ordinary shares of Paradigm Geotechnology B.V. at a price of $9.15 per share, subject to adjustment in accordance with the debenture agreement. In the event that all or a portion of the 2002 debentures are converted into ordinary shares, the same proportion of the 2006 debentures are subject to mandatory conversion.

        We intend to use $            million of the net proceeds from this offering to redeem all of the outstanding convertible subordinated debentures.

Other Transactions

        Deed of Guarantee and Indemnity.    In connection with the credit facility with The Governor and Company of the Bank of Scotland, Fox Paine Capital Fund II International L.P., which is an affiliate of Fox Paine, and The Governor and Company of the Bank of Scotland, as security agent, entered into a deed of guarantee and indemnity, dated July 4, 2006. Under the guarantee and subject to its terms, Fox Paine Capital Fund II International guaranteed to the lenders the payment of all sums payable thereunder by Paradigm Geotechnology B.V. The liability of Fox Paine Capital Fund II International

L.P. under the guarantee is limited to an aggregate amount of $5.0 million. The guarantee also contains standard warranties, undertakings and release of guarantee provisions.

        Earth Decision Indemnity.    Pursuant to the Earth Decision acquisition agreement, Jean-Claude A. Dulac, who is named as one of the guarantors under the acquisition agreement and who will serve as our Executive Vice President and Chief Architect upon completion of this offering, has agreed to personally indemnify Paradigm Geotechnology B.V. and each of its affiliates against losses, liabilities and reasonable expenses incurred by Earth Decision, Earth Decision's subsidiaries or Paradigm Geotechnology B.V. arising out of adverse changes in the assets or liabilities of Earth Decision or its subsidiaries or breaches of the guarantors' representations and warranties made pursuant to the acquisition agreement. These obligations generally terminate twenty-four months after the closing date of the acquisition agreement, except that obligations relating to tax matters survive until the 60th day after the expiration of the applicable statute of limitations and obligations that arise out of any breach of any representations and warranties that relate to the capitalization of Earth Decision or any of the guarantors' covenants survive indefinitely.

        Officer Loan.    Pursuant to a promissory note, Paradigm Geotechnology B.V. loaned Mr. Gibson, its Chief Executive Officer, $1.0 million in connection with the commencement of his employment in order for Mr. Gibson to acquire shares of Paradigm Geotechnology B.V. at the time of his employment. The promissory note accrued interest at the rate of 3.45% per annum. Mr. Gibson repaid this promissory note in full including accrued interest on September 8, 2006. See Note 10 to our unaudited financial statements included elsewhere in this prospectus.

        Relative of Executive Officer.    Nathalie Dulac, the wife of Jean-Claude Dulac, our Executive Vice President and Chief Architect, is employed by Earth Decision as a manager of licensing, accounts receivable and administration, and receives an hourly wage of $36.32. In 2005, Ms. Dulac earned approximately $60,000 from Earth Decision.

BENEFICIAL SHARE OWNERSHIP

        The following table sets forth the beneficial ownership of our ordinary shares as of September 1, 2006 and on an as adjusted basis to give effect to the offering for (1) the selling shareholders, (2) each shareholder who beneficially owns more than 5% of our ordinary shares, (3) each director and named executive officer and (4) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management believes that each person has sole dispositive voting and investment power with respect to all shares beneficially owned by such person and the address of each shareholder is the same as our address. The percentages in the table are based on a total of 15,125,573 Class B ordinary shares and no Class A ordinary shares outstanding on September 1, 2006.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, ordinary shares subject to options held by such person that are currently exercisable or exercisable within 60 days of September 1, 2006 are deemed issued and outstanding. These shares, however are not deemed outstanding for purposes of computing percentage ownership of each other shareholder.

        Unless otherwise indicated, the address of each of the named entities or individuals is c/o Paradigm Ltd., PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

	Class A Ordinary Shares			Class B Ordinary Shares
		Percent of Shares Beneficially Owned(1)			Percent of Shares Beneficially Owned
							% Total Voting Power After Offering(2)
Name of Beneficial Owner	Number of Shares	Before Offering	After Offering	Number of Shares	Before Offering	After Offering
5% Shareholders
Fox Paine(3)				13,955,516	92.3%
Non-Employee Directors
Saul A. Fox(4)				13,955,516	92.3
W. Dexter Paine III(4)				13,955,516	92.3
Troy W. Thacker(4)				13,955,516	92.3
Named Executive Officers
John W. Gibson, Jr.(5)				920,180	5.9
Jorge Machnizh(6)				42,474	*
David Verdun(7)				30,883	*
Eldad Weiss(8)				919,118	5.7
Elie Barr(9)				243,011	1.6
Orit Leitman(10)				75,000	*
Christopher Usher				—	—
All executive officers and directors as a group (10 persons)(11)				16,640,344	99.9

*
Indicates beneficial ownership of less than 1.0%.

(1)
As of September 1, 2006, there were no Class A ordinary shares outstanding; however, each Class B ordinary shares is convertible at any time at the option of the holder thereof into one Class A ordinary share. In addition, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon any transfer by the registered holder of that share, except as described under "Description of Our Share Capital—Conversion." In addition, all of the outstanding Class B ordinary shares will automatically convert into Class A ordinary shares upon the earlier to occur of (a) the date that Fox Paine holds less than 20% of the outstanding ordinary shares and (b) the seventh anniversary of the closing date of this offering.

(2)
The percentages in this column represent the percentage of the total outstanding voting power of Paradigm Ltd. that the particular beneficial owner holds. The numerator used in this calculation is the total votes to which each beneficial owner is entitled, taking into account that each Class B ordinary share has five votes, and the denominator is the total number of votes to which all outstanding shares of Paradigm Ltd. are entitled, again taking into account that each Class B ordinary share has five vote.

(3)
Includes (a) 13,350,713 shares held by Paradigm Geotechnology Holdings B.V.; (b) 277,794 shares held by Stitchting Administratiekantoor Paradigm Geotechnology I; (c) 144,893 shares held by Stitchting Administratiekantoor Paradigm Geotechnology II; (d) 181,116 shares held by Stitchting Administratiekantoor Paradigm Geotechnology III; and (e) 1,000 shares held by Paradigm Geotechnology Holdings Ltd.

  Stitchting Administratiekantoor Paradigm Geotechnology I is owned by Paradigm Geotechnology Holdings B.V. Paradigm Geotechnology Holdings B.V. is owned by Paradigm Geotechnology Holdings S.ar.L. Paradigm Geotechnology Holdings S.ar.L. is owned by Paradigm Geotechnology Holdings Ltd. Paradigm Geotechnology Holdings Ltd. is owned by Fox Paine Capital Fund II International, L.P. The sole managing general partner of Fox Paine Capital Fund II International, L.P. is Fox Paine Capital International Fund GP, L.P. The sole general partner of Fox Paine Capital International Fund GP, L.P. is Fox Paine International GP, Ltd. As a result, each of Fox Paine Capital Fund II International, L.P., Fox Paine Capital International Fund GP, L.P., and Fox Paine International GP, Ltd. may be deemed to control Stitchting Administratiekantoor Paradigm Geotechnology I, Paradigm Geotechnology Holdings B.V. and Paradigm Geotechnology Holdings Ltd. In addition, pursuant to a management agreement, Fox Paine acts as the investment advisor for certain of the foregoing securityholders and consequently, may be deemed to be the indirect beneficial owner of the shares.

  Pursuant to a trust agreement, Paradigm Geotechnology Holdings B.V. has full voting control over the shares of Paradigm Ltd. that are owned by Stitchting Administratiekantoor Paradigm Geotechnology II and Stitchting Administratiekantoor Paradigm Geotechnology III.

(4)
Each of Messrs. Fox, Paine and Thacker is a shareholder of Fox Paine International GP, Ltd., which acts through its board of directors, which currently consists of Messrs. Fox and Paine. In addition, Messrs. Fox and Paine are members of Fox Paine & Company, LLC. Each of Messrs. Fox, Paine and Thacker disclaims beneficial ownership of all shares held by Paradigm Geotechnology Holdings B.V., Stitchting Administratiekantoor Paradigm Geotechnology I, Stitchting Administratiekantoor Paradigm Geotechnology II, Stitchting Administratiekantoor Paradigm Geotechnology III and Paradigm Geotechnology Holdings Ltd., except to the extent of his indirect pecuniary interest in such shares through ownership of such entities.

(5)
Includes 588,906 options to purchase ordinary shares that can be exercised within 60 days of September 1, 2006.

(6)
Includes 15,152 options to purchase ordinary shares that can be exercised within 60 days of September 1, 2006.

(7)
Includes 3,560 options to purchase ordinary shares that can be exercised within 60 days of September 1, 2006.

(8)
Includes 145,631 shares of Paradigm Geotechnology B.V. that may be exchanged for an equal number of our Class B ordinary shares and 773,487 options to purchase ordinary shares that can be exercised within 60 days of September 1, 2006.

(9)
Includes 243,011 options to purchase ordinary shares that can be exercised within 60 days of September 1, 2006.

(10)
Includes 75,000 options to purchase ordinary shares that can be exercised within 60 days of September 1, 2006.

(11)
Includes 1,526,736 options to purchase ordinary shares that can be exercised within 60 days of September 1, 2006 and 13,955,516 shares beneficially owned by Messrs. Fox, Paine and Thacker.

DESCRIPTION OF OUR SHARE CAPITAL

        After giving effect to an amendment to our articles of association that will occur prior to this offering, our authorized share capital will consist of $100,000, which will be divided into 900,000,000 ordinary shares and 100,000,000 undesignated preferred shares, each with a nominal or par value of $0.0001 per share. Our ordinary shares are divided into two classes, Class A ordinary shares and Class B ordinary shares. We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2004 Revision) and the common law of the Cayman Islands. The following is a summary of material provisions of our memorandum and articles of association as they will be amended and restated prior to completion of this offering and the Companies Law, insofar as they relate to the material terms of our share capital. The following summary is qualified in its entirety by reference to our memorandum and articles of association, which is filed as an exhibit to the registration statement of which this prospectus forms a part. For information concerning agreements relating to our share capital, see "Certain Relationships and Related Transactions."

General

        All shares, whether ordinary or preferred, will be issued fully paid as to nominal or par value and any premium determined by our Board of Directors at the time of issue and are non-assessable. All shares are to be issued in registered, and not bearer, form and are issued when registered in the register of shareholders of Paradigm Ltd. Each registered holder of shares is entitled, without payment, to a certificate representing such holder's shares. All unissued shares are under control of our Board of Directors and may be redesignated, allotted or disposed of in such manner as our Board of Directors may determine.

Ordinary Shares

        As noted above, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except as set forth under "—Voting Rights and General Meetings" and "—Conversion," all Class A ordinary shares and Class B ordinary shares rank equal in all respects and have identical rights. The ordinary shares are not subject to any sinking fund or entitled to pre-emptive rights.

Preferred Shares

        Under our articles of association, preferred shares may be issued from time to time in one or more series as our Board of Directors may determine. Our Board of Directors has the power, without any vote or action on behalf of shareholders, to fix by resolution the rights and preferences of each series of preferred shares so issued, including:

  •
  the designation of such series and the number of preferred shares that will be so designated;

  •
  the dividend rate and preferences of such series, if any, the dividend payment dates, the periods in which dividends are payable, whether such dividends are to be cumulative and whether such dividends are to be payable in cash or in kind;

  •
  whether such preferred shares are to be convertible into or exchangeable for ordinary or other shares of Paradigm Ltd. and the conversion price or rate, including any adjustments thereto, at which such conversion or exchange will be effected;

  •
  the preferences and the amounts, if any, such preferred shares are entitled to upon our winding up, liquidation or dissolution;

  •
  the voting power, if any, of the preferred shares;

  •
  the redemption terms, transfer restrictions and preemptive rights, if any, of the preferred shares; and

  •
  such other terms, conditions, special rights and provisions as our Board of Directors may determine.

        Any or all of the rights and preferences of such preferred shares may be greater than the rights of our Class A ordinary shares, and our Board of Directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our Class A ordinary shares. Subject to the fiduciary duties of the Board of Directors to act in the best interests of Paradigm Ltd., preferred shares can be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the Class A ordinary shares, and may adversely affect the voting and other rights of the holders of Class A ordinary shares. We currently have no plans to issue preferred shares.

Voting Rights and General Meetings

        Holders of ordinary shares are entitled to attend our general meetings. Each holder of Class A ordinary shares is entitled to one vote and each Class B ordinary share is entitled to five votes on all matters upon which the ordinary shares are entitled to vote at any general meeting, including the election of directors. Voting at any general meeting of shareholders is conducted by a poll. Our articles of association provide that actions by written consent of shareholders may only be taken if such action is executed by all holders entitled to receive notice of and vote at a general meeting. We will hold an annual general meeting of shareholders at such time and place as our Board of Directors may determine. In addition, our Board of Directors may convene a general meeting of shareholders at any time upon ten days notice. Additionally, general meetings may be convened upon written request of shareholders holding not less than fifty percent of the votes entitled to vote at any general meeting, which request must state the objective for the general meeting. The required quorum for a general meeting of our shareholders consists of shareholders present in person or by proxy and entitled to vote that hold in the aggregate at least a majority of the votes entitled to be cast at such general meeting. Subject to the quorum requirements referred to in the previous paragraph, shareholder approval for any ordinary resolution requires the affirmative vote of a simple majority of the votes cast whereas a special resolution requires the affirmative vote of two-thirds of the votes cast. A special resolution is required for matters such as a change of name, amending our articles of association and placing us into voluntary liquidation. Holders entitled to vote at a general meeting have the power, among other things, to elect directors, ratify appointment of auditors and make changes in the amount of our authorized share capital. Generally, all shareholders vote together as a single class, except when considering a scheme of arrangement or considering a materially adverse variation of the rights attached to a particular class of shares, in which case, the holders of such class must approve such variation.

        Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Dividends

        The holders of our ordinary shares are entitled to receive such dividends, which may consist of cash or other property, when, as and if declared by our Board of Directors. Any such dividends will be paid equally to holders of Class A ordinary shares and Class B ordinary shares. Any such dividends to be paid in cash may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the

United States, subject to a statutory solvency test. We currently do not intend to pay any cash dividends on either class of our ordinary shares in the future.

Liquidation

        In the event of any liquidation, dissolution or winding up, holders of ordinary shares are entitled to receive distributions in proportion to the number of ordinary shares held by such holder, without regard to class. Upon approval of an ordinary resolution of shareholders and subject to any preferences and priorities of issued share capital, a liquidator in any such liquidation may divide among the shareholders in cash or in kind the whole or any part of our assets, determine how such division will be carried out as between the shareholders or different classes of shareholders and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator sees fit, provided that a shareholder will not be compelled to accept any shares or other assets that would subject the shareholder to liability.

Conversion

        Each Class B ordinary share is convertible at any time at the option of the holder thereof into one Class A ordinary share. In addition, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon any transfer by the registered holder of that share, whether or not for value, except for transfers to a nominee or affiliate of such holder in a transfer that will not result in a change of beneficial ownership as determined under Rule 13d-3 under the Exchange Act or to a person that already holds Class B ordinary shares. Further, all of the outstanding Class B ordinary shares will automatically convert into Class A ordinary shares upon the earlier to occur of (a) the date that Fox Paine hold less than 20% of the outstanding ordinary shares and (b) the seventh anniversary of the closing date of this offering.

Redemption

        Each ordinary share may be redeemed upon the approval by both our Board of Directors and an ordinary resolution of shareholders of any agreement entered into by us relating to a business combination transaction involving us. Relevant business combinations would include those effected by stock purchases or other means, after which any person or entity (other than Fox Paine and its affiliates) would have a majority of the votes represented by our issued and outstanding shares. The terms of such redemption, including the consideration and type to be received by the holders of ordinary shares in such redemption shall be set forth in the agreement pursuant to which such redemption is to be made. The consideration to be received by the holders of Class A ordinary shares and Class B ordinary shares in any such redemption is required to be identical. Holders of ordinary shares will not have appraisal or similar rights in any such redemption.

Transfer Restrictions

        Our Board of Directors may decline to register a transfer of any ordinary shares under certain circumstances, including if our Board of Directors has reason to believe that as a result of such transfer, any non-de minimis adverse tax, regulatory or legal consequences may adversely affect us, any of our subsidiaries or any of our shareholders.

Acquisition of Ordinary Shares by Us

        Under our articles of association and subject to Cayman Islands law, if our Board of Directors determines that any shareholder's ownership of ordinary shares may result in non-de minimis adverse tax, legal or regulatory consequences to us, any of our subsidiaries or any of our shareholders, we have the option but not the obligation to require such shareholders to sell to us, or a third-party to which we have assigned that right to repurchase shares, at fair market value, as determined in the good faith discretion of the minimum number of ordinary shares that is necessary to avoid or cure any such adverse consequences.

Our Board of Directors

        Our articles of association provide that the size of our Board of Directors shall be determined from time to time by our Board of Directors, but unless such number is so fixed, our Board of Directors will consist of five directors. Any director may be removed prior to the expiration of such director's term by ordinary resolution of the shareholders. The appointment or removal of a director requires the simple majority of votes cast, in person or by proxy, at the general meeting of shareholders at which the proposal is put forth. Generally, the affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be required to authorize corporate action. In the case of equality of votes, the Chairman of our Board of Directors shall have the deciding vote. Corporate actions may also be taken by a unanimous written resolution of the Board of Directors without a meeting. Unless otherwise fixed at a different number, a majority of the directors in office shall constitute a quorum.

Tax Liability Resulting From Acts of Shareholders

        Our articles of association provide certain protections against adverse tax consequences to us resulting from laws that apply to our shareholders. If a shareholder's death or non-payment of any tax or duty payable by the shareholder or any other act or thing involving the shareholder causes any adverse tax consequences to us, (1) the shareholder or its executor or administrator is required to indemnify us against any tax liability that we incur as a result, (2) we will have a lien on any dividends or any other distributions payable to the shareholder by us to the extent of the tax liability and (3) if any amounts not covered by our lien on dividends and distributions are owed to us by the shareholder as a result of our tax liability, we have the right to refuse to register any transfer of the shareholder's shares.

Differences in Corporate Law

        The Companies Law is modeled after the laws of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

        Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies commonly referred to in the Cayman Islands as a "scheme of arrangement," the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders meeting by each class of shareholders, in each case, by a majority of the number of holders of each class of a company's shares who are present and voting (either in person or by proxy) at such a meeting, which holders must also represent 75% in value of such class issued and outstanding. The convening of this meeting and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors' interests.

        Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

  •
  the statutory provisions as to majority vote have been complied with;

  •
  the shareholders have been fairly represented at the meeting in question;

  •
  the scheme of arrangement is such as a businessman would reasonably approve; and

  •
  the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        If the scheme of arrangement and reconstruction is approved, the dissenting shareholder would not have rights comparable to appraisal rights to receive payment in cash for the judicially determined value of the shares, which would otherwise ordinarily be available to dissenting shareholders of United States corporations. In addition, if a third-party purchases at least 90.0% of our outstanding shares within a four-month period, the purchaser may, during the following two months, require the holders of the remaining shares to transfer their shares on the same terms that the purchaser acquired the first 90% of our outstanding shares. Although an objection can be made to the Grand Court of the Cayman Islands, such objection is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Shareholder Suits

        While our Cayman Islands counsel, Walkers, is aware of only a small number of derivative actions having been brought in the Cayman Islands, such actions are subject to procedural requirements and can only be brought in the following limited circumstances in which:

  •
  a company is acting or proposing to act illegally or outside the scope of its corporate authority;

  •
  the act complained of, although not outside the scope of a company's corporate authority, could be effected only if authorized by more than a simple majority vote of shareholders;

  •
  the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

  •
  those who control a company are perpetrating a "fraud on the minority."

Class actions that have been brought as representative actions in the Cayman Islands are subject to the same procedural constraints.

Indemnification

        Cayman Islands law does not limit the extent to which a company may indemnify its directors, officers, employees and agents, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy. For instance, a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime may be deemed contrary to public policy. In addition, an officer or director may not be indemnified for his own fraud or willful default. Our articles of association provide mandatory indemnification to, and advancement of expenses to defend claims against, our directors and officers mandatory on the part of Paradigm Ltd. to the fullest extent allowed by law.

Inspection of Books and Records

        Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Prohibited Sale of Securities Under Cayman Islands Law

        An exempted company such as us that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitations to the public in the Cayman Islands to subscribe for any of its securities.

Listing

        We intend to apply to have our Class A ordinary shares approved for quotation on the Nasdaq Global Market under the symbol "            ".

Transfer Agent and Registrar

        The transfer agent and registrar for the Class A ordinary shares will be                        .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A ordinary shares, and a significant public market for our Class A ordinary shares may not develop or be sustained after this offering. Future sales of significant amounts of our Class A ordinary shares, including Class A ordinary shares outstanding and Class A ordinary shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our Class A ordinary shares and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

        Upon the closing of this offering, we will have    Class A ordinary shares and    Class B ordinary shares outstanding. Of these shares, the    Class A ordinary shares sold in this offering (    % of the shares to be issued and outstanding) will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act. The remaining Class A ordinary shares, including up to                 Class A ordinary shares issuable upon conversion of Class B ordinary shares, as well as any Class A ordinary shares purchased by an affiliate in the offering, are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. Of the    Class A ordinary shares and    Class B ordinary shares outstanding prior to the offering, we estimate that    Class A ordinary shares and    Class B ordinary shares will be held by affiliates after the offering.

        In addition,    Class A ordinary shares and    Class B ordinary shares held by our officers, directors, shareholders, including Fox Paine, and those persons who purchase Class A ordinary shares through the directed share program are subject to lock-up agreements for a period of 180 days after the date of this prospectus under which they have agreed not to sell or otherwise dispose of any of their ordinary shares or securities convertible into or exchangeable for ordinary shares. Lehman Brothers Inc., UBS Securities LLC and Banc of America Securities LLC may, in their discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. See "Underwriting—No Sales of Similar Securities."

Rule 144

        In general, Rule 144 allows a shareholder, or shareholders where shares are aggregated, who has beneficially owned our ordinary shares for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

  •
  1% of the number of our ordinary shares then outstanding, which will equal approximately                        shares immediately after this offering; or

  •
  the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of the Form 144 with respect to the sale.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company.

Rule 144(k)

        Under Rule 144(k), in general, a shareholder who has beneficially owned our ordinary shares for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144.

Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

        Rule 701 generally allows a shareholder who purchased our ordinary shares pursuant to a written compensatory plan or contract, before we were subject to the reporting requirements of the Exchange Act, and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        As of    , 2006,    Class A ordinary shares and    Class B ordinary shares outstanding and    of our outstanding options to purchase shares exchangeable for Class A ordinary shares were issued in reliance on Rule 701.

Sales under Rules 144 and 701

        No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our Class A ordinary shares prevailing from time to time. We are unable to estimate the number of our Class A ordinary shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our Class A ordinary shares, the personal circumstances of the seller, and other factors. Nevertheless, sales of significant amounts of our Class A ordinary shares in the public market could adversely affect the market price of our Class A ordinary shares.

Registration Rights

        Upon completion of this offering, shareholders who are parties to the shareholders' agreement have the right, subject to various conditions and limitations, to include their ordinary shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our Class A ordinary shares to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See "Certain Relationships and Related Transactions—Shareholders Agreement."

Options

        In addition to the    Class A ordinary shares and    Class B ordinary shares outstanding immediately after this offering, as of    , 2006, we may be required to issue an additional    Class A ordinary shares upon the exercise of stock options (and related exchange rights) outstanding. As soon as practicable upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our Class A ordinary shares issued or available for issuance under our stock plans. Accordingly, Class A ordinary shares registered under a Form S-8 registration statement will be available for sale in the open market upon exercise of options, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions (if any) applicable to each option agreement that prohibit the sale or other disposition of the Class A ordinary shares underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or the underwriters.

CERTAIN MATERIAL TAX CONSEQUENCES

Cayman Islands Taxation

        The following summary sets forth certain material Cayman Islands income tax considerations related to the purchase, ownership and disposition of our Class A ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any person's particular circumstances and does not consider tax consequences other than those arising under Cayman Islands law.

        You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase or redemption by us of any our Class A ordinary shares that you hold. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

        No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of our Class A ordinary shares. However, an instrument transferring title to our Class A ordinary shares, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

        Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling our Class A ordinary shares under the laws of their country of citizenship, residence or domicile.

        We have applied for, and expect to receive, an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from such date, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income, gains or appreciation shall apply to us or our operations and that no tax to be levied on profits, income, gains or appreciation or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of the shares, debentures or other obligations of our company or by way of the withholding in whole or in part of any dividend or other distribution to be made by us to our shareholders.

United States Taxation

        The following is a general summary of certain material United States federal income tax considerations related to the purchase, ownership and disposition of our Class A ordinary shares. This summary deals only with shareholders that are United States Persons (as defined below) who purchase our Class A ordinary shares in this offering, who did not own (directly or indirectly through foreign entities or constructively) shares of our company prior to this offering and who hold our Class A ordinary shares as capital assets within the meaning of section 1221 of the United States Internal Revenue Code, or the United States tax code. This summary does not address all aspects of United States federal income taxation that may be applicable to shareholders in light of their particular circumstances or to shareholders subject to special treatment under United States federal income tax law, such as (without limitation):

  •
  certain United States expatriates;

  •
  shareholders that hold our Class A ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;

  •
  shareholders who hold their shares as a result of a constructive sale;

  •
  shareholders whose functional currency is not the United States dollar;

  •
  shareholders that are entities treated as partnerships for United States federal income tax purposes and investors in such partnerships;

  •
  foreign persons and entities;

  •
  persons who are considered with respect to our company or any of our non-United States subsidiaries as "United States shareholders" for purposes of the "controlled foreign corporation" ("CFC") rules of the Code (generally, a United States Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares entitled to vote of our company or any of our non-United States subsidiaries (i.e., 10% United States shareholders));

  •
  financial institutions;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  tax-exempt entities;

  •
  dealers in securities or foreign currencies; and

  •
  traders in securities that mark-to-market.

Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the United States tax code.

        If an entity treated as a partnership holds our Class A ordinary shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A ordinary shares, you should consult your tax advisor.

        The following summary is not binding on the IRS or any court. The summary is based on the United States tax code (including the United States Treasury Regulations promulgated thereunder), and any relevant judicial and administrative rulings and decisions, all as in effect on the date hereof and as currently interpreted, and all of which are subject to change at any time, possibly with retroactive effect, which could result in United States federal income tax consequences different from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if so challenged. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered, as to the United States federal income tax consequences of the purchase, ownership and disposition of our Class A ordinary shares.

        PROSPECTIVE INVESTORS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES TO THEM, INCLUDING THE APPLICABLE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

        For purposes of this discussion, the term "United States Person" means (1) a citizen or resident alien individual of the United States, (2) a partnership or corporation, created or organized in or under the laws of the United States, or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a United States Person for United States federal income tax purposes or (5) any other person or entity that is treated for United States federal income tax purposes as if it were one of the foregoing.

Taxation of Dividends

        Subject to the discussions below relating to the potential application of the CFC and passive foreign investment company ("PFIC") rules, cash distributions, if any, made with respect to our Class A ordinary shares will constitute dividends for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed using United States federal income tax principles). We believe certain dividends paid before 2011 to non-corporate shareholders who are United States persons should be eligible for a reduced rate of tax, provided that certain holding period requirements are satisfied, because we believe our Class A ordinary shares should be treated as readily tradable on an established securities market in the United States. There is no assurance, however, that any dividends paid on our Class A ordinary shares will be eligible for the reduced tax rate. Legislation has been recently introduced in the United States Senate which, if enacted in its present form, would preclude our dividends from qualifying for such reduced tax rate prospectively from the date of enactment. This legislation has been referred to the Senate Finance Committee, and no further action has been taken with respect to it. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate shareholder who is a United States Person. Dividends paid by us to corporate shareholders will not be eligible for the dividends received deduction. To the extent our distributions exceed our earnings and profits, they will be treated first as a return of the shareholder's basis in our Class A ordinary shares held by such shareholder to the extent thereof, and then as gain from the sale of a capital asset.

Classification of Our Company or Any of Our Non-United States Subsidiaries as Controlled Foreign Corporations

        Each 10% United States Shareholder (as defined below) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC (directly or indirectly through foreign entities) on the last day of the CFC's taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A foreign corporation is considered a CFC if 10% United States Shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the United States tax code (i.e., "constructively")) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation. A "10% United States Shareholder" is a United States Person that owns (directly, indirectly through foreign entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. As a result of the attribution and constructive ownership rules described above, we believe that our company and our non-United States subsidiaries are CFCs. Status as a CFC does not cause us or any of our subsidiaries to be subject to United States federal income tax. In addition, such status has no adverse United States federal income tax consequences for any United States Person that is not a 10% United States Shareholder. We believe that, because of the anticipated dispersion of our share ownership, no United States Person who acquires our Class A ordinary shares in this offering, directly or indirectly through foreign entities, and that did not own (directly or indirectly through foreign entities or constructively) shares of our company prior to this offering should be treated as owning (directly, indirectly through foreign entities, or constructively) 10% or more of the total voting power of all classes of shares of our company or any of our non-United States subsidiaries.

Dispositions of Our Class A Ordinary Shares

        Subject to the discussions below relating to the potential application of United States tax code section 1248 and PFIC rules, holders of our Class A ordinary shares generally should recognize capital gain or loss for United States federal income tax purposes on the sale, exchange or other disposition of our Class A ordinary shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for our Class A ordinary shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for non-corporate shareholders and 35% for corporations.

        United States tax code section 1248 provides that if a United States Person sells or exchanges stock in a foreign corporation and such person owned (directly, indirectly through certain foreign entities or constructively) 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of such United States Person's allocable share of the CFC's earnings and profits (determined under United States federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). Because of the anticipated dispersion of our share ownership, we believe that no United States Person that acquires our Class A ordinary shares in this offering and did not own (directly, indirectly through foreign entities or constructively) shares of our company prior to this offering should be treated as owning (directly, indirectly through foreign entities or constructively) 10% of more of the total voting power of our company. To the extent this is the case, the application of United States tax code section 1248 should not apply to disposition of our Class A ordinary shares. A 10% United States Shareholder may, in certain circumstances, be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the United States federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, we will provide a completed IRS Form 5471 or the relevant information necessary to complete the form.

Passive Foreign Investment Companies

        In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income consists of "passive income" or (2) 50% or more of the average value of its assets (determined on the basis of a quarterly average) produce (or are held for the production of) passive income. For this purpose, passive income generally includes certain interest, dividends, rents, royalties and other investment income. The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns at least 25% of the value of the stock.

        As of the date of this Registration Statement, and based on information available as of the date hereof, we do not believe that we will be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether we are a PFIC for any particular year is based on, among other things, the type of income we and our subsidiaries receive, the value of our assets and the assets of our subsidiaries and the value of our shares, all of which are subject to change. Accordingly, there can be no assurance that we will not be considered a PFIC for the current year or any future years.

        If our company was considered a PFIC during a given year, United States Persons holding our Class A ordinary shares would be subject to a penalty tax at the time of the sale of their shares at a gain or receipt of an "excess distribution" with respect to their shares, and any such gain or "excess distribution" would be ordinary income, unless such persons had made a "qualified electing fund" election or "mark-to-market" election. It is uncertain whether we would be able to provide our shareholders with the information necessary for a United States Person to make a "qualified electing fund" election. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). Under these special rules the excess distribution or gain would be allocated ratably over the shareholder's aggregate holding period of its Class A ordinary shares. The amount allocated to the current year, and any taxable year prior to the first year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. The interest charge is equal to the applicable rate imposed on underpayments of United States federal income tax for such period. In addition, a distribution paid by us to a United States Person that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for the reduced rate of tax applicable to certain dividends paid before 2011 to non-corporate shareholders. If our company was considered a PFIC, upon the death of any United States Person who is an individual owning our Class A ordinary shares, such United States Person's heirs or estate may not be entitled to a "step-up" in the tax basis of our Class A ordinary shares held by such United States Person that might otherwise be available under United States federal income tax laws.

        Prospective investors should consult their tax advisor as to the effects of the PFIC rules, including the consequences of making a "qualified electing fund" election or a "mark-to-market" election.

Information Reporting and Backup Withholding

        Under certain circumstances, United States Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their United States federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (1) a 10% United States Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year and (2) under certain circumstances, a United States Person who acquires stock in a foreign corporation and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. Failure to file IRS Form 5471 may result in penalties.

        In general, information will be reported to the IRS in connection with dividends paid on our Class A ordinary shares and the proceeds from a sale or other disposition of our Class A ordinary shares unless the holder of such shares establishes an exemption from the information reporting requirements. In addition, dividends paid on our Class A ordinary shares and proceeds from the sale of our Class A ordinary shares generally will be subject to United States backup withholding tax unless the holder of such shares (A) is a corporation or other exempt recipient, (B) provides adequate certification that it is not a United States Person, or (C) provides its taxpayer identification number. The amount of any backup withholding from a payment to a United States Person will be allowed as a credit against the United States Person's United States federal income tax liability and may entitle the United States Person to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

        Under the terms of an underwriting agreement dated the date of this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., UBS Securities LLC and Banc of America Securities LLC are acting as representatives and joint book-running managers for this offering, have severally agreed to purchase from us and the selling shareholders, and we and the selling shareholders have agree to sell to them, the number of Class A ordinary shares shown opposite their names below:

Name	Number of Shares
Lehman Brothers Inc.
UBS Securities LLC
Banc of America Securities LLC
CIBC World Markets Corp.
Jefferies & Company, Inc.
RBC Capital Markets Corporation

Total

        Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        The underwriting agreement provides that the underwriters' obligation to purchase the Class A ordinary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the Class A ordinary shares (other than those shares covered by the over-allotment option described below) if they purchase any of the shares.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

  Over-Allotment Option

        The selling shareholders have granted to the underwriters an option to purchase up to an aggregate of                        Class A ordinary shares at the initial public offering price less underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of this prospectus. The option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional Class A ordinary shares approximately proportionate to that underwriter's initial purchase commitment.

  Commissions and Expenses

        The following table summarizes the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters and the proceeds we and the selling shareholders will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional Class A ordinary shares.

	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

        The Class A ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A ordinary shares sold by the underwriters to security dealers may be sold at a discount of up to $                              per share from the initial public offering price. Any of these securities dealers may resell any Class A ordinary shares purchased from the underwriters to other brokers or dealers at a discount of up to $                              per share to other dealers. After the offering, the representatives may change the public offering price and other offering terms.

        We estimate that our total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            , all of which are payable by us and the selling shareholders.

  No Sales of Similar Securities

        We, all of our directors and executive officers, any participants in the Directed Share Program (described below), the selling shareholders and all of our shareholders have agreed, without the prior written consent of Lehman Brothers Inc., UBS Securities LLC and Banc of America Securities LLC, with exceptions, not to sell or transfer any ordinary shares for 180 days after the date of this prospectus. Specifically, we and these other individuals have agreed, pursuant to a lock-up agreement, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, make any demand for or exercise any right, file or cause to be filed (or participate in the filing of) a registration statement with respect to, the ordinary shares or securities convertible into or exchangeable into ordinary shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or (iii) publicly announce an intention to effect any of the foregoing.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (i) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the announcement of the material news or occurrence of a material event.

        Notwithstanding the foregoing, the lock-up restrictions described in the immediately preceding paragraphs do not apply to:

  •
  the registration of the offer and sale of ordinary shares to the underwriters;

  •
  bona fide gifts, provided the recipient thereof agrees in writing to be bound by the terms of a lock-up agreement and such transfers are not required to be reported in any public report or filing with the SEC, or otherwise; or

  •
  dispositions to any trust for the direct or indirect benefit of the selling shareholders and/or the immediate family of the selling shareholders, provided that such trust agrees in writing to be bound by the terms of a lock-up agreement and such transfers are not required to be reported in any public report or filing with the SEC, or otherwise.

        At any time and without public notice, the representatives may in their discretion, release all or some of the ordinary shares from these lock-up agreements. When determining whether or not to release the ordinary shares from these restrictions, the representatives will consider, among other factors, the holder's reason for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time. The representatives have no present intent to release any of the ordinary shares from these lock-up agreements.

        Nasdaq Global Market Quotation.    We intend to apply to have our Class A ordinary shares quoted on the Nasdaq Global Market under the symbol "            ".

  Offering Price Determination

        Prior to this offering, there has been no public market for our Class A ordinary shares. The initial public offering price will be determined by negotiation among the representatives, the selling shareholders and us. The factors that will be considered in determining the initial public offering price include:

  •
  the prevailing market conditions;

  •
  our financial information;

  •
  the history and prospects for the industry in which we compete;

  •
  an overall assessment of our management;

  •
  estimates of our business potential and earning prospects; and

  •
  the consideration of these factors in relation to market valuation of companies in related businesses.

        Directed Share Program.    At our request, the underwriters have reserved for sale at the initial public offering price up to            Class A ordinary shares offered by this prospectus for sale to some of our officers, directors, employees and related persons associated with us. The number of Class A ordinary shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other Class A ordinary shares offered hereby.

  Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A ordinary shares, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A ordinary shares while this offering is in progress. These transactions may also include making short sales of our Class A ordinary shares, which involves the sale by the underwriters of a greater number of Class A ordinary shares than they are required to purchase in this offering, and purchasing Class A ordinary shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional Class A ordinary shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their option to purchase additional Class A ordinary shares, in whole or in part, or by purchasing Class A ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of Class A ordinary shares available for purchase in the open market as compared to the price at which they may purchase Class A ordinary shares through their option to purchase additional Class A ordinary shares.

        Naked short sales are in excess of the underwriters' over-allotment option to purchase additional Class A ordinary shares. The underwriters must close out any naked short position by purchasing Class A ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market that could adversely affect investors who purchased in this offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Class A ordinary shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        As a result of these activities, the price of our Class A ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

  Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

        Discretionary Sales.    The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of Class A ordinary shares offered by them.

        Stamp Taxes.    If you purchase any Class A ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

        Relationships.    Certain of the underwriters and their affiliates from time to time have provided certain investment banking, commercial banking and financial advisory services to us and our affiliates, for which they have received customary fees and commissions, and they may provide these services to us in the future, for which they would receive customary fees and commissions. In particular, some of the underwriters or their affiliates have interests in investment funds affiliated with Fox Paine.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the shares of our Class A ordinary shares offered by this prospectus will be passed upon by Walkers, Grand Cayman, Cayman Islands. Certain legal matters in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, San Francisco, California.

EXPERTS

        The consolidated financial statements of Paradigm Geotechnology B.V. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information included in the registration statement and all of its exhibits and schedules. For further information about us and the Class A ordinary shares being offered by this prospectus, see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

        You may read and copy our registration statement and all of its exhibits and schedules at the SEC Public Reference Room located at 100 F Street N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available from the SEC's website at http://www.sec.gov. You may also obtain this information, without charge, by request to the Office of the Corporate Secretary located at 820 Gessner Road, Houston, Texas, 77024; Attention: Corporate Secretary; Telephone (713) 393-4800; or by visiting our website at www.paradigmgeo.com.

        Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a calendar year ending December 31. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

Board of Directors
Paradigm Geotechnology B.V.

        We have audited the accompanying consolidated balance sheets of Paradigm Geotechnology B.V. (a Netherlands corporation) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years ended in the period December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paradigm Geotechnology B.V. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 of the footnotes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards 123(R), Share Based Payment, as of January 1, 2005.

/s/ Grant Thornton LLP

Houston, Texas
September 20, 2006

PARADIGM GEOTECHNOLOGY B.V.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	As of December 31,
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,444	$10,338
Trade receivables, net	25,804	24,362
Unbilled receivables	3,850	2,784
Prepaids and other current assets	6,029	6,289

Total current assets	43,127	43,773

Property and equipment, net	17,060	15,934
Goodwill	59,589	55,138
Other intangible assets, net	29,009	24,332
Other long-term assets	4,906	5,495

Total assets	$153,691	$144,672

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$6,389	$6,330
Accrued liabilities	11,608	14,986
Accrued liability to majority shareholder	280	1,561
Short-term debt	181	4,144
Current maturities of long-term debt	4,500	5,000
Current maturities of capital lease obligations	2,009	2,418
Deferred revenues	9,558	10,135

Total current liabilities	34,525	44,574

Long-term debt, net of current maturities	60,500	55,500
Capital lease obligations, net of current maturities	1,299	1,656
Convertible subordinated debentures	27,864	29,258
Accrued severance and other obligations	4,830	5,053

Total long-term liabilities	94,493	91,467

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Share capital, par value $0.01 per share; 30,000,000 shares authorized; issued 8,149,486 shares and 14,567,029 shares as of December 31, 2004 and 2005, respectively	81	159
Additional paid-in capital	28,208	69,244
Subscription payable (receivable)	36,823	(1,000)
Treasury shares, at cost (236,865 shares as of December 31, 2004 and 2005)	(1,220)	(1,220)
Accumulated other comprehensive income	1,595	1,935
Accumulated deficit	(40,814)	(60,487)

Total shareholders' equity	24,673	8,631

Total liabilities and shareholders' equity	$153,691	$144,672

The accompanying notes are an integral part of these statements.

PARADIGM GEOTECHNOLOGY B.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

	Year Ended December 31,
	2003	2004	2005
REVENUES:
Software licenses and products	$26,639	$30,850	$36,444
Maintenance and support	28,632	30,312	34,429
Strategic consulting	17,911	27,758	27,813

Total	73,182	88,920	98,686

COST OF REVENUES:
Software licenses and products	3,883	2,761	2,923
Maintenance and support	9,790	10,561	12,690
Strategic consulting	15,271	23,222	28,162

Total	28,944	36,544	43,775

GROSS PROFIT	44,238	52,376	54,911
OPERATING EXPENSES:
Sales and marketing	15,652	16,215	17,917
Research and development	16,516	17,396	19,305
General and administrative	12,439	11,391	16,101
Amortization of intangibles	1,487	1,765	2,090
Related party fees and expenses	1,171	2,829	1,757
Goodwill impairment	—	—	4,899
Restructuring and other impairment costs	—	993	4,491

Total operating expenses	47,265	50,589	66,560

OPERATING INCOME (LOSS)	(3,027)	1,787	(11,649)
INTEREST AND OTHER EXPENSE:
Interest expense, net	(1,232)	(2,639)	(5,225)
Interest expense on convertible subordinated debentures	(2,354)	(23,249)	(1,394)
Other expense, net	(747)	(306)	(619)

	(4,333)	(26,194)	(7,238)
LOSS BEFORE INCOME TAXES	(7,360)	(24,407)	(18,887)
PROVISION FOR INCOME TAXES	1,057	1,609	786

NET LOSS	$(8,417)	$(26,016)	$(19,673)

LOSS PER SHARE, basic and diluted	$(1.08)	$(3.34)	$(1.96)
WEIGHTED-AVERAGE SHARES OUTSTANDING, basic and diluted	7,766,990	7,799,190	10,052,856

The accompanying notes are an integral part of these statements.

PARADIGM GEOTECHNOLOGY B.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2005
(Dollars in thousands, except share data)

	Ordinary shares				Treasury shares			Accumulated other comprehensive income
			Additional paid-in capital	Subscription receivable					Accumulated deficit	Total comprehensive loss	Total shareholders' equity
	Shares	Amount			Shares	Amount
Balance as of January 1, 2003	7,766,990	$76	$39,924	$—	—	$		$63	$(6,381)		$33,682
Share-based compensation related to issuance of options to employees	—	—	750	—	—		—	—	—		750
Issuance of shares upon conversion of convertible subordinated debentures	67,915	1	349	—	—		—	—	—		350
Issuance of warrant to consultant	—	—	185	—	—		—	—	—		185
Purchase of treasury shares	—	—	—	—	(67,915)		(350)	—	—		(350)
Comprehensive income (loss):
Net loss	—	—	—	—	—		—	—	(8,417)	$(8,417)	(8,417)
Other comprehensive income	—	—	—	—	—		—	39	—	39	39

Total comprehensive loss										$(8,378)

Balance as of December 31, 2003	7,834,905	77	41,208	—	(67,915)		(350)	102	(14,798)		26,239
Conversion of convertible subordinated debentures	—	—	—	36,824	—		—	—	—		36,824
Issuance of shares in lieu of interest to debenture holders	168,950	2	868	—	—		—	—	—		870
Options exercised	145,631	2	(1)	(1)	—		—	—	—		—
Distribution	—	—	(13,867)	—	—		—	—	—		(13,867)
Purchase of treasury shares	—	—	—	—	(168,950)		(870)	—	—		(870)
Comprehensive income (loss):
Net loss	—	—	—	—	—		—	—	(26,016)	$(26,016)	(26,016)
Other comprehensive income	—	—	—	—	—		—	1,493	—	1,493	1,493

Total comprehensive loss										$(24,523)

Balance as of December 31, 2004	8,149,486	81	28,208	36,823	(236,865)		(1,220)	1,595	(40,814)		24,673
Issuance of shares in respect of receipts on account of shares	6,113,591	74	36,750	(36,824)	—		—	—	—		—
Issuance of shares to employee, net of offering costs of $10	303,952	4	1,986	(1,000)	—		—	—	—		990
Share-based compensation related to issuance of options to employees	—	—	2,300	—	—		—	—	—		2,300
Receipt of subscription receivable	—	—	—	1	—		—	—	—		1
Comprehensive income (loss):
Net loss	—	—	—	—	—		—	—	(19,673)	$(19,673)	(19,673)
Other comprehensive income	—	—	—	—	—		—	340	—	340	340

Total comprehensive loss										$(19,333)

Balance as of December 31, 2005	14,567,029	$159	$69,244	$(1,000)	(236,865)		$(1,220)	$1,935	$(60,487)		$8,631

The accompanying notes are an integral part of these statements.

PARADIGM GEOTECHNOLOGY B.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended December 31,
	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,417)	$(26,016)	$(19,673)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,839	8,259	11,413
Provision for bad debts	309	328	1,363
Impairment of goodwill and other intangible assets	—	—	7,823
Share-based compensation for employees and consultant	935	—	2,300
Amortization of debt issuance costs	205	440	928
Deferred taxes	364	609	(41)
Non-cash interest on convertible subordinated debentures	2,354	2,116	1,394
Cash paid for interest on convertible subordinated debentures	(549)	—	—
(Gains) losses on interest rate swaps	(189)	(53)	(355)
Changes in working capital accounts:
Decrease (increase) in trade receivables and unbilled trade receivables	6,729	918	679
Decrease (increase) in prepaids and other assets	(454)	(542)	(770)
Increase (decrease) in accounts payable and accrued liabilities	(1,829)	(4,515)	4,697
Increase (decrease) in deferred revenues	6,036	198	545
Increase (decrease) in accrued severance pay	433	67	(37)

Net cash provided by (used in) operating activities	11,766	(18,191)	10,266

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,656)	(3,607)	(5,583)
Purchase of developed technology and other assets	—	(578)	—
Cash paid for acquisitions, net of cash acquired	(471)	(20,719)	—

Net cash used in investing activities	(4,127)	(24,904)	(5,583)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt	30,000	38,931	3,963
Repayments of debt	(21,100)	(2,250)	(4,500)
Redemption of convertible subordinated debentures	(11,101)	—	—
Issuance of convertible subordinated debentures	—	20,200	—
Payment of debt issuance costs	(1,791)	(1,119)	(351)
Issuance of ordinary shares, net	—	870	991
Distribution to shareholders	—	(13,867)	—
Purchase of treasury shares	(350)	(870)	—
Payments on capital lease obligations	(732)	(1,494)	(1,848)
Receipt of subscription receivable	—	1	—

Net cash provided by (used in) financing activities	(5,074)	40,402	(1,745)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	100	87	(44)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,665	(2,606)	2,894
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,385	10,050	7,444

CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,050	$7,444	$10,338

Cash paid during the year for:
Interest	$1,149	$1,954	$4,211
Interest on redeemed convertible subordinated debentures	549	21,133	—
Income taxes	875	1,017	1,224
Non-cash transactions:
Conversion of debentures	350	36,824	—
Issuance of shares for subscription payable	—	—	36,824
Purchase of equipment under capital leases	2,265	3,046	2,614

The accompanying notes are an integral part of these statements.

PARADIGM GEOTECHNOLOGY B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1.    BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        Paradigm Geotechnology B.V. is a private limited liability company organized under the laws of The Netherlands (the "Company"). The Company provides enterprise software solutions to the global oil and natural gas exploration and production industry. The Company's software enables its customers to more efficiently locate new oil and natural gas reservoirs and optimize production from new and existing reservoirs. Customers use the Company's integrated software suite to create dynamic digital models of the earth's subsurface by analyzing and interpreting vast amounts of data from a wide variety of sources. The Company also provides strategic consulting to its customers to assist them in their efforts to realize greater returns by helping them to improve their exploration and production of oil and natural gas.

        The Company operates worldwide through wholly owned subsidiaries in the United States, Argentina, Australia, Brazil, Canada, China, Ecuador, Egypt, France, India, Indonesia, Israel, Libya, Luxembourg, Malaysia, Mexico, The Netherlands, Nigeria, Russia, United Kingdom and Venezuela, through representative offices in Russia, Bahrain and China and a controlled entity in Kazakhstan. These locations coordinate the activities of the Company's direct sales force and its network of representative agents in the Far East, Near East, Pacific Rim, Africa and South America.

        On September 1, 2006, Paradigm Ltd. was formed to become the holding company of the Company at or prior to the completion of Paradigm Ltd.'s initial public offering. Certain holders of Paradigm Geotechnology B.V. ordinary shares will have rights to exchange those shares for Class B ordinary shares of Paradigm Ltd. As a result of these exchanges, Paradigm Ltd. will become the holding company of Paradigm Geotechnology B.V. The board of directors of Paradigm Ltd. has also approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of its Class A ordinary shares.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Additionally, the accompanying consolidated financial statements include the full accounts of an entity in Kazakhstan that provides geophysical services, which is controlled by the Company. While the Company has no ownership interest in the Kazakhstan entity, the Company has an irrevocable contractual 80 percent interest in the profits and losses of the entity. The remaining 20 percent interest represents a minority interest. This minority interest in the net results of operations of the Kazakhstan entity is reflected by the Company in the consolidated statement of operations as other expense, net and in accrued liabilities in the accompanying consolidated balance sheet. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions that the Company considers significant in the preparation of its financial statements include those related to its allowance for doubtful accounts, realization of goodwill and other intangible assets, the valuation and useful lives of property and equipment and income taxes.

Financial Statements in U.S. Dollars

        The financial statements of the Company's non-U.S. subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation. A majority of the Company's revenues is generated in U.S. dollars ("dollars"). In addition, a substantial portion of its costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional and reporting currency.

        The functional currency of the Company's non-U.S. subsidiaries in Canada and France has been determined to be their local currency. For these subsidiaries, assets and liabilities are translated from their respective functional currencies into dollars at the exchange rates in effect at the balance sheet date, and revenue and expense amounts are translated at average exchange rates during the period. The resulting aggregate foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

        Any gains or losses resulting from foreign currency transactions, including the translation of intercompany balances, are recorded in other expense, net, in the consolidated income statement.

Cash and Cash Equivalents

        The Company considers all highly liquid, short-term investments with insignificant interest rate risk and maturities (at the time of purchase) of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Accounts Receivable, Net

        The allowance for doubtful accounts represents the estimated losses resulting from the inability of customers to make required payments. These allowances are based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts.

Concentration of Credit Risk and Significant Customers

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade and other receivables. Cash and cash equivalents are invested in dollars with major banks in all of the Company's operating jurisdictions. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. As of December 31, 2004 and 2005, the Company had $6,784 and $9,398, respectively, of cash in accounts outside the United States. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

        The Company's trade receivables are generally derived from sales of products and services rendered to large organizations located primarily in Europe, the Middle East, Asia, North and Latin America, and the Far East. The Company performs an initial credit evaluation at the inception of relationships where it uses potential customers' historical financial statements or evaluations provided by third party credit agencies to assess credit worthiness. In addition to this initial evaluation, the

Company regularly considers its ability to collect outstanding customer invoices and in doing so must make estimates of the collectibility of accounts recievable. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

        Other receivables include mainly receivables from government authorities and financial institutions and therefore, management believes that these accounts have minimal credit risk.

        During the years ended December 31, 2003, 2004 and 2005, there were no customers that individually represented greater than 10% of the Company's total revenue and at December 31, 2004 and 2005, no customer represented greater than 10% of the Company's accounts receivable.

Debt Issuance Costs

        The Company capitalizes debt issuance costs related to its credit facility and amortizes them as interest expense over the scheduled maturity period of the debt using a straight-line method that approximates the effective interest method. The Company includes these unamortized costs in other long-term assets.

Property and Equipment, net

        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Life in Years
Computers and peripheral equipment	3-5
Office furniture and equipment	6-10
Motor vehicles	6-7
Leasehold improvements	The shorter of the lease term or the estimated useful life

        Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in the consolidated statement of operations.

        In 2005, the Company revised the estimated useful life of certain computer and peripheral equipment to three years from a range of four to six years. The change was based on management's review of facts and circumstances and historical patterns of retirement and disposals of such equipment and will be accounted for prospectively from the date of change. The effect of the change in estimate on the consolidated net loss for the year ended December 31, 2005, was an increase of the consolidated net loss by $1,095, or $0.11 per ordinary share.

Goodwill and Other Intangible Assets, Net

        Goodwill represents the excess of the purchase price of purchased businesses over the estimated fair value of the acquired business' net assets. Goodwill and intangible assets with indefinite lives are not amortized but are reviewed annually or when events occur which indicate potential for impairment. Intangible assets that are not deemed to have indefinite lives are amortized over their useful lives. The

Company reviews the carrying value of goodwill and other long-lived assets to determine whether there has been an impairment since the date of the relevant acquisition. The Company has elected to perform its annual impairment assessment during the third quarter and will perform additional impairment tests if a change in circumstances occurs that would more likely than not reduce the fair value of long-lived assets below their carrying amount. The assessment is performed in two steps: step one is to test for potential impairment and if potential losses are identified, step two is to measure the impairment loss. The Company measures impairment loss by discounting estimated future cash flows. The Company performed step one during the third quarter of 2004 and 2005 and found that there were no impairments. However, during late 2005, new executive management of the Company implemented strategic changes. This created a triggering event, and it was determined that an impairment had occurred during the fourth quarter of 2005. See Note 6.

Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. These future estimates are based on historical results, adjusted to reflect the Company's best estimates of future market and operating conditions. Actual results may vary materially from the Company's estimates, and accordingly may cause a full impairment of the long-lived assets. Any write-downs are treated as permanent reductions in the carrying amount of the assets. There was no impairment of long-lived assets during the years ended December 31, 2003 and 2004.

        During 2005, the Company identified impairments related to certain intangible assets acquired, primarily relating to the acquisition of the Workbench Suite Reservoir Software in June 2004. The Company wrote off the remaining net book value of the Workbench Suite Reservoir Software intangibles for an aggregate charge of $2,200, which has been recorded in the 2005 consolidated statement of operations. See Note 11.

        In addition to the recoverability assessments, the Company routinely reviews the remaining estimated useful lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determinations are made.

Severance pay

        The Company's liability for severance pay is comprised of severance due in countries with statutory requirements to provide for employee severance. The liability recognized is the amount that the Company would have been committed to pay if all employees had been terminated at the applicable balance sheet date. This amount is calculated pursuant to local severance pay laws based on the most recent monthly salary of the employees multiplied by the number of years of employment, as of the balance sheet date. The Company's liability for all of these employees is fully covered by monthly deposits with severance pay funds and arrangements with insurance companies.

        The amounts of the deposits include profits accumulated up to the balance sheet date. Such deposits are included in other long-term assets on the balance sheets. These funds may be withdrawn only upon the fulfillment of the Company's obligation pursuant to Israeli severance pay laws and labor agreements.

        Severance expense in 2003, 2004 and 2005 was $522, $303 and $322, respectively.

Advertising expenses

        Advertising expenses are charged as incurred to sales and marketing expenses in the statement of operations. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $189, $290 and $351, respectively.

Income Taxes

        The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized.

Derivatives

        The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires a company to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a non-U.S. operation. For derivative instruments not designated as hedging instruments, the gain or loss on such derivatives is recognized in earnings as incurred.

        The Company has entered into interest rate swap agreements that effectively convert a portion of its loans to a fixed-rate basis for a fixed term, thus reducing the impact of interest-rate changes on future interest expense. As the interest rate swaps do not qualify as hedges, changes in their fair value are reflected as gain or loss in other expense, net, in the consolidated statement of operations.

        The Company has entered into forward exchange contracts to economically hedge certain transactions denominated in New Israeli Shekels, U.K. Sterling and Australian Dollars against the changes in the dollar in relation to those currencies. The purpose of the Company's foreign currency hedging activities is to mitigate the risk that the eventual dollar cash flows from these transactions will be adversely affected by changes in the exchange rates. The Company's forward exchange contracts do not qualify as hedging instruments; therefore, the changes in the fair value of these contracts have been reflected in the consolidated statement of operations within other expense, net. There were no forward exchange contracts as of December 31, 2004. The fair value of the forward exchange contracts at December 31, 2005 was a liability of approximately $29.

Net Income (Loss) Per Share

        Basic earnings (loss) per share are computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share are computed using the weighted average number of ordinary shares outstanding during the year, but also include the dilutive effect of convertible debt and stock-based incentives and option plans (including stock options and awards of restricted stock).

        For the years ended December 31, stock options and awards covering 2,936,262 shares in 2003, 2,840,631 shares in 2004 and 4,842,540 shares in 2005 were excluded from the computation of diluted earnings (loss) per share because their effect would have been antidilutive. Additionally, the convertible subordinated debentures were convertible into 8,307,277 shares in 2003, 5,404,793 shares in 2004 and 5,681,150 shares in 2005, which were also excluded from the computation of diluted earnings (loss) per share because their effect would have been antidilutive.

        Stock-Based Compensation

        Prior to January 1, 2005, the Company accounted for its stock based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and the disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." In accordance with APB Opinion No. 25, no stock-based compensation cost was reflected in the Company's results of operations prior to January 1, 2005, except to the extent stock options to employees were granted with an exercise price less than the market value of the ordinary shares on the measurement date.

        Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148 for the years ended December 31, 2003 and 2004, the Company's consolidated net loss and net loss per share would have been increased to the pro-forma amounts illustrated as follows:

	Year ended December 31,
	2003	2004
Net loss, as reported	$(8,417)	$(26,016)
Add: Share-based employee compensation expense included in reported net loss	750	—
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards	(2,185)	(1,347)

Pro forma net loss	$(9,852)	$(27,363)

Average number of ordinary shares outstanding—basic and diluted	7,766,990	7,799,190
Loss per share, as reported (basic and diluted)	$(1.08)	$(3.34)
Loss per share, pro forma (basic and diluted)	$(1.26)	$(3.50)

        In the above table, income taxes have been offset by a valuation allowance (see Note 12). In loss periods, net loss per share, assuming dilution, equals basic net loss per share since potentially dilutive securities are anti-dilutive.

        Effective January 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective method. Under this method, compensation cost in 2005 includes the portion vesting in the period for (a) all share-based payments granted prior to, but not vested as of, January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No.123 and (b) all share based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated using the Black-Scholes option pricing model and the weighted-average assumptions below. Before adoption of SFAS No. 123(R), pro forma disclosures reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2003	2004	2005
Volatility	40.00%	40.00%	37.00%
Weighted-average estimated life	4.2 years	4.2 years	6.9 years
Weighted-average risk-free interest rate	3.56%	3.56%	4.02%
Dividend yield	0.00%	0.00%	0.00%

        Using the above assumptions, the weighted average estimated per share fair value of stock options granted was $2.15, $2.41 and $2.21, during 2003, 2004 and 2005, respectively.

        The impact of the adoption of SFAS No. 123(R) was an increase to stock-based compensation expense of $2,300 (or $0.23 per share) for the year ended December 31, 2005. Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123(R) under the modified prospective method. The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Fair Value of Financial Instruments

        The financial instruments of the Company consist primarily of cash and cash equivalents, trade receivables, trade payables and long-term debt. The Company's management considers the carrying values of cash and cash equivalents, trade receivables, trade payables and the revolving credit facility to be representative of their respective fair values because of their short-term maturities or expected settlement dates. The fair value of the Company's long-term debt at year-end approximates their carrying values, due to the variable interest rates of these borrowings. As of December 31, 2005, the fair value of the Company's convertible subordinated debentures was $36,332, which was calculated on an as-converted basis with a fair value per share of $6.40.

Comprehensive Income (Loss)

        SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other than reported net loss, comprehensive loss includes foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of shareholders' equity and comprehensive income (loss).

        At December 31, 2003, 2004 and 2005, accumulated other comprehensive loss consisted of foreign currency translation adjustments of $39, $1,493 and $340, respectively. There was no tax effect of these adjustments.

Revenue Recognition

        The Company recognizes revenue in accordance with applicable accounting standards including Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," Emerging Issues Task Force (EITF) Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables," and the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed and determinable, and collectibility is probable. The Company derives its revenue from three principal sources: software licenses and products; maintenance and support; and strategic consulting. The Company sells its software primarily through its direct sales force.

        Revenue may be generated from contractual arrangements that require significant revenue recognition judgments, particularly in the area of contracts with multiple deliverable elements (or multiple element arrangements). Where multiple elements exist in an arrangement, contract revenue is allocated to the different elements based upon and in proportion to verifiable objective evidence of the fair value of the various elements, as governed under EITF No. 00-21, and SAB No. 104. Multiple element arrangements primarily involve the sale of more than one of the Company's three revenue sources in a combined contract. Revenue is recognized as each element is earned, namely upon delivery and acceptance of software licenses, provided that the fair value of the undelivered element(s) has been determined, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and the Company is in control of the undelivered element(s). For arrangements that include service elements, including support and installation, for which verifiable objective evidence of fair value does not exist, revenue is deferred until such services are deemed complete, or until the time the Company can establish verifiable objective evidence.

        The Company recognizes software revenue in accordance with SOP 97-2. In accordance with these standards, revenue is recognized when persuasive evidence of an arrangement exists and delivery has occurred, the fee is deemed fixed or determinable and collection is deemed probable. In making these judgments, the Company evaluates these criteria as follows:

  •
  Evidence of an arrangement.    The Company considers a non-cancelable written agreement signed by the Company and the customer to be persuasive evidence of an arrangement.

  •
  Delivery has occurred.    The Company considers delivery to have occurred when a compact disc or other medium containing the licensed software is provided to a common carrier or in the case of electronic delivery, the customer is given electronic access to the licensed software. If an arrangement includes undelivered products or services that are essential to the functionality of the delivered product, delivery is not considered to have occurred until these essential products or services are delivered.

  •
  Fixed or determinable fee.    The Company considers the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, the Company recognizes revenue when the refund or adjustment right lapses or the return is estimable. For arrangements with extended payment terms, the Company recognizes revenue as amounts become due and payable or as cash is collected.

  •
  Collection is deemed probable.    The Company conducts a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon the Company's evaluation, the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, revenue is deferred and recognized upon cash collection.

        SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company's Vendor Specific Objective Evidence ("VSOE") used to allocate the sales price to multiple elements is based on the prices charged when these elements are sold separately. SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. The Company and its subsidiaries do not grant a right of return to their customers.

  Software License and Product Revenue. The Company licenses its software on both a perpetual and term basis, as described below:

    Perpetual Licenses. Licenses to use the Company's software in perpetuity are generally priced based on (i) either a customer's database size (including the number of contacts or channels) or a platform fee and (ii) a specified number of users. Because implementation services for the software licenses are not deemed essential to the functionality of the related software, the Company recognizes perpetual license revenue at the time of product delivery, provided all other revenue criteria have been met.

    Term Licenses. Term licenses are sold for a single fee, which includes the right to use the Company's software, the updates and upgrades to the product and technical support for a specified period of time. Customers are invoiced in installments and billed in advance of the term license period. Revenues are recognized on a straight-line basis over the life of the term license.

  Maintenance and Support Revenue. Maintenance and support revenues are generated from sales of maintenance and customer support associated with the sale of software licenses. Maintenance and support revenues consist of three types:

    Post contract support is provided by online and on-call services for problem prevention and resolution and includes delivery of software updates and upgrades. Post contract support is generally sold on an annual basis and collected in advance. Revenues are recognized ratably over the term of the agreement.

    Software installation and user training support contracts are generally priced on a time and materials basis. Revenues are recognized, and the customer is invoiced, when the services are performed.

    On-site support contracts are generally sold on an annual basis and priced based on the day rate of the technical personnel and the time identified to support the customer. Revenues are recognized, and the customer is invoiced, on a monthly basis.

  Strategic Consulting Revenue. Strategic consulting revenues include services provided on a project basis where the Company utilizes certain of its software applications and the expertise of earth scientists and engineers to assist customers in their modeling, analysis and imaging requirements. The Company provides most of its strategic consulting on a fixed price basis determined by project. For each project, output measures are defined and agreed with the customer. Revenues are recognized on the proportional performance model, as services are rendered over the term of the contract, based on output measures or a reasonable surrogate to output measures.

        In conjunction with software license sales, the Company occasionally sells third-party hardware, software and related maintenance if the customer requests an integrated and installed arrangement. For these integrated arrangements, the Company reports hardware and software revenue on a "gross" basis in compliance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," because the Company is the primary obligor in the relationship with the customer; is at risk for the customer's credit; installs and integrates the third-party hardware and software with the Company's software; and has involvement in the determination of third-party hardware and software specifications. Revenues associated with third-party hardware and software sales are reported in software license and product revenue and the related costs are reported in the corresponding cost of revenue category in the consolidated statements of operations. However, the Company acts as more of an agent in the sale of maintenance contracts related to the third-party hardware and software. Accordingly, revenue and cost of revenue related to these maintenance contracts are reported on a "net" basis in maintenance and support revenues in the consolidated statements of operations.

        Deferred revenue arises from payments received or billings in advance of the culmination of the earnings process. Deferred revenue will be recognized as revenue in future periods when the applicable revenue recognition criteria have been met. Deferred revenue that is expected to be recognized within the next twelve months is classified as a current liability.

Cost of Revenue

  Software License and Product. Software license and product costs are comprised of agent commissions, third party software royalties, third party hardware and software costs for integrated solutions and the cost of third-party hardware and software sold to customers.

  Maintenance and Support. Maintenance and support costs are comprised of personnel costs related to technical support staff, travel and lodging, agent's commissions and third party consultants; along with the allocated depreciation, operation and maintenance of equipment, facilities and overhead.

  Strategic Consulting. Strategic consulting costs are comprised of personnel costs for the project staff associated with the consulting, third party consultants, on demand computing, travel and lodging, along with the depreciation, operation, and maintenance of equipment, allocated facilities and overhead.

Reimbursable Out-of-Pocket Expenses

        In accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for "Out of Pocket' Expenses Incurred," the Company classifies reimbursements received for out-of-pocket expenses incurred as services revenue and classifies the related costs as cost of revenue. The amounts of reimbursed expenses included within revenue and cost of revenue were $173, $179 and $158 for the years ended December 31, 2003, 2004 and 2005, respectively.

Research and Development and Software Development Costs

        Research and development expenditures are charged to operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Historically, costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been immaterial.

        Research and development costs incurred in the process of developing product improvements or new products are charged to expense as incurred, except for certain software development costs, as described below.

        Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material.

Other Expense, net

        Other expense, net, primarily includes (i) foreign currency transaction gains and losses and (ii) the 20% minority interest related to the Kazakhstan entity controlled by the Company and consolidated in the accompanying financial statements. See Note 16.

Recently Issued Accounting Standards

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe adoption of SFAS 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

        In June 2006, the FASB EITF issued EITF No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)," which states that a company must disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of this issue. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented. The issue will be effective for the Company beginning January 1, 2007. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. Based on the Company's current evaluation of this issue, management does not expect the adoption of EITF No. 06-3 to have a significant impact on the consolidated results of operations or any effect on the consolidated financial position or cash flows.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of not being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company's 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its consolidated results of operations, financial position and cash flows.

2.    ACQUISITIONS

        The Company accounts for its acquisitions under the purchase method of accounting. Accordingly, the results of their operations have been included in the consolidated financial statements from their respective acquisition dates.

Reservoir Technology Division Acquisition

        On April 22, 2004, the Company purchased Reservoir Technology Division ("RTD"), a specialized geophysical and seismic related business that was part of the Reservoir Management Segment of Core Laboratories NV, a U.S. publicly traded company. The division included two Mexican subsidiaries and operations located in the U.S. and Canada. The Company purchased all real, personal, tangible, intangible, contingent and other properties, rights and other assets that were used primarily in, or were necessary for the operations of, the acquired divisions and all of the issued and outstanding capital shares of the Mexican subsidiaries. The total cash consideration for the RTD acquisition was approximately $21,064 (including $3,074 of direct transaction fees and expenses, of which $1,500 relates to fees paid to the majority shareholder of the Company).

        The purchase price related to the acquisition of RTD was allocated to the fair market value of assets acquired and liabilities assumed as detailed below. The Company obtained a third party valuation report for the allocation of the cost of the acquisition to the intangible assets acquired.

Cash and cash equivalents	$345
Trade receivables and income receivable	6,540
Other current assets	179
Property and equipment	4,214
Goodwill	7,831
Intangible assets not subject to amortization	237
Intangible assets subject to amortization	2,100

Total assets acquired	21,446
Total liabilities assumed	(3,456)

Net assets acquired	17,990
Transaction costs (allocated to goodwill)	3,074

Total purchase price	$21,064

        Of the total purchase price, approximately $2,100 was allocated to intangible assets subject to amortization as follows:

Acquired technology	$820
Customer relationships	1,280

$2,100

        Acquired technology includes the software core technologies and products developed by RTD that had reached technological feasibility. The acquired technology is being amortized on a straight-line basis over an estimated useful life of ten years.

        Customer relationships are comprised of RTD's software and processing services customers, including national oil companies, independent exploration and production companies, major integrated oil firms and universities. The estimated useful life of the customer contractual/noncontractural relationships is based upon the customer retention rate and long-term customer growth rate. The customer relationships intangible asset is being amortized on a straight-line basis over a weighted average useful life of seven and a half years.

        Goodwill and intangible assets not subject to amortization are as follows:

Goodwill	$10,905
Tradenames/trademarks	237

$11,142

        Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying identifiable net tangible and intangible assets. The goodwill associated with the acquisition comprises time-to-market benefits, synergies and strategic positioning value. The RTD acquisition resulted in the recognition of $5,617 in tax-deductible goodwill.

        Based on the independent valuation obtained, management allocated $237 to RTD's trade names and trademarks. This amount represents the name recognition value of RTD's brand name as a result of advertising expenditures for customer relationships and the technological development to provide consistent, leading edge products and a strong research and development commitment by the Company. The estimated useful lives of the trade names/trademarks are indefinite.

Pro forma combined results of operations (unaudited):

        The following represents the unaudited pro forma consolidated results of operations for the year ended December 31, 2003 and 2004, assuming the acquisition of RTD had occurred on January 1, 2003 and 2004, respectively. The pro forma information is not necessarily indicative of the results of operations that actually would have occurred if the acquisition had been consummated at the beginning of 2003, nor does it purport to represent the results of operations for future periods.

        Pro forma information includes the following assumptions:

  (1)
  Goodwill and intangible assets with an indefinite useful life are not amortized.

  (2)
  Excludes salary expenses in the amount of $350 and $117 for the years 2003 and 2004, respectively, of former RTD employees that were terminated on the purchase date.

  (3)
  Includes amortization expense in the amount of $230 and $76 for the years 2003 and 2004, respectively, relating to intangible assets recorded at the purchase date.

  (4)
  Includes additional annual interest expense of $375 and $300 for the years 2003 and 2004, respectively, relating to incremental debt used to finance the acquisition.

	Year ended December 31,
	2003	2004
	(Unaudited)
Total revenues	$94,630	$92,620
Operating income (loss)	(757)	1,863
Net loss	(6,147)	(26,073)
Net loss per share	(0.79)	(3.34)

Petroleum Workbench Acquisition

        On June 30, 2004, the Company purchased Petroleum Workbench from Baker Hughes Inc., a U.S. company. The purchase of Petroleum Workbench included mainly the Petroleum Workbench Technology products and the related customer relationships. Total consideration paid, in the amount of $2,541 was allocated to intangible assets (i.e. technology and customer relationships) which were being amortized over the weighted average useful life of ten years. During 2005, the Company discontinued the development in connection with the Workbench Suite Reservoir Software and as a result, the intangible assets relating to the Petroleum Workbench acquisition were written off. See also Note 11.

3.    TRADE RECEIVABLES, NET

        Trade receivables, net consist of the following:

	December 31,
	2004	2005
Trade accounts receivable	$31,166	$27,091
Less: Allowance for doubtful accounts	(5,362)	(2,729)

	$25,804	$24,362

        Following is a summary of the annual activity in the allowance for doubtful accounts:

	2003	2004	2005
Balance, beginning of year	$3,724	$2,638	$5,362
Provision charged to expense	309	328	1,363
Write-offs charged against allowance	(1,395)	(1,125)	(3,996)
Allowance established in RTD acquisition	—	3,521	—

Balance, end of year	$2,638	$5,362	$2,729

4.    PREPAIDS AND OTHER CURRENT ASSETS AND OTHER LONG-TERM ASSETS

        Prepaids and other current assets consist of the following:

	December 31,
	2004	2005
Prepaid expenses	$2,079	$1,420
Taxes receivable	2,194	2,556
Deferred tax asset	763	887
Deposits and other	993	1,426

	$6,029	$6,289

        Other long-term assets consist of the following:

	December 31,
	2004	2005
Severance pay fund	$2,295	$2,478
Debt issuance costs	2,162	2,115
Fair value of interest rate swaps	240	595
Other	209	307

	$4,906	$5,495

5.    PROPERTY AND EQUIPMENT, NET

        Property and equipment consist of the following:

	December 31,
	2004	2005
Cost:
Computers and peripheral equipment	$19,372	$27,079
Office furniture and equipment	4,004	4,131
Motor vehicles	153	16
Leasehold improvements	5,990	5,682

	29,519	36,908
Accumulated depreciation and amortization	(12,459)	(20,974)

	$17,060	$15,934

        Depreciation and amortization expense for property and equipment in 2003, 2004 and 2005 was $4,352, $6,494 and $9,323, respectively.

        Included in computers and peripheral equipment are assets held under capital leases with a cost basis of $5,182 and $6,929 and accumulated depreciation of $1,803 and $2,952 as of December 31, 2004 and 2005, respectively.

6.    GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

        In late 2005, new management changed the strategy of the Company by redefining operational, contractual and financial guidelines and related business projections. These changes represented a triggering event for a step one assessment for the existence of an impairment to goodwill related to the strategic consulting services. Based on the assessment, goodwill was determined to be impaired. The Company's two-step assessment to measure the impairment resulted in a goodwill impairment of $4,899 during the fourth quarter of 2005. In determining the goodwill impairment, the fair value of strategic consulting services was determined by estimating the present value of future cash flows expected to be generated by strategic consulting activities of the Company.

        The changes in the carrying value of goodwill for 2004 and 2005 are as follows:

Balance at December 31, 2003	$47,452
Acquisition of RTD	10,905
Revaluation of Canadian goodwill	1,232

Balance at December 31, 2004	59,589
Impairment loss	(4,899)
Revaluation of Canadian goodwill	332
Adjustments related to RTD acquisition	116

Balance at December 31, 2005	$55,138

Other Intangible Assets

        In connection with the impairment review discussed above, the Company also determined an impairment of $530 occurred related to customer relationships associated with strategic consulting during the fourth quarter of 2005.

        Other intangible assets include the following:

	December 31,
	2004	2005
Non-amortizable intangible asset:
Trade names/trademarks (with indefinite useful lives)	$14,807	$14,807
Amortizable intangible assets, net—see detail below	14,202	9,525

	$29,009	$24,332

	Acquired Technology	Customer Relationships	Total
Weighted-average useful life in years	10	7.5
Year ended December 31, 2004:
Cost	$13,424	$4,558	$17,982
Accumulated amortization	(2,584)	(1,196)	(3,780)

Net	$10,840	$3,362	$14,202

Year ended December 31, 2005:
Cost	$13,733	$4,576	$18,309
Accumulated amortization	(4,187)	(1,673)	(5,860)
Impairment	(2,394)	(530)	(2,924)

Net	$7,152	$2,373	$9,525

        The estimated amortization expense for the next five years is approximately $1,800 per year. The weighted average useful life of the intangible assets is nine years. See Note 11 for a discussion of a restructuring related to the 2005 impairment.

7.    ACCRUED LIABILITIES

        Accrued liabilities consist of the following:

	December 31,
	2004	2005
Employees and payroll accruals	$3,965	$5,842
Accrued expenses	5,135	7,386
Accrued vacation	2,508	1,758

	$11,608	$14,986

8.    CREDIT FACILITY

        In June 2003, the Company established a senior secured credit agreement ("Credit Facility") with the Bank of Scotland. The Credit Facility, as amended in November 2004 and June 2006, provides for a $58,000 term loan ("Term Loan") and a $17,250 multi-currency revolving credit facility ("Revolver").

Prior to the June 2006 amendment, the Credit Facility provided for a $65.0 million Term Loan. Of the Revolver, (i) an amount of up to $7,000 may be utilized for short-term loans, letters of credit and guarantees; (ii) an amount of $10,250 may be used for automated banking facilities and credit cards. The Credit Facility terminates on December 31, 2011. In 2006, the Credit Facility was amended primarily to revise financial covenants to more achievable levels in response to covenant violations as of December 31, 2005, which were waived by the bank.

        Loans under the Revolver bear interest at a rate equal to LIBOR plus a margin of 2.0% per annum (6.53% as of December 31, 2005). The Company may prepay Revolver loans at any time without premium or penalty except to the extent the Company prepays by way of refinancing. The Company is required to pay a commitment fee of 1.0% per annum on the unused commitment amount of a $17.2 million multicurrency Revolver and a letter of credit fee of 1.4% and a 2% fee for bank issued guarantees. As of December 31, 2005, $4,000 in loans were outstanding and $3,860 of letters of credit and other guarantees (see Note 14) had been issued under the Revolver. For each loan under the Revolver, interest payments are due quarterly relative to the inception of each respective loan.

        The Term Loan bears interest at a rate equal to LIBOR plus a margin of 2.5% per annum (7.03% as of December 31, 2005). As of December 31, 2005, $60,500 of the principal amount of the Term Loan was outstanding. Principal payments are due every six months on June 30 and December 31, and the outstanding principal balance of the Term Loan is payable in full on December 31, 2011. See below for scheduled payments of the Term Loan. The Company is subject to certain fees and penalty payments if the Company prepays the Term Loan by way of refinancing.

        The Company is required to prepay part or all of the Term Loan and the Revolver when certain events occur that constitute a sale, listing or change of control. The Company is also required to prepay the Term Loan with proceeds from sales of assets to the extent that the net proceeds from such sales are greater than or equal to $250, and not reinvested within 90 days. There were no such sales during 2003, 2004 or 2005.

        The Company's obligations under the Credit Facility are secured by substantially all the assets of the Company, including the assets of certain designated subsidiary companies. Certain of the Company's subsidiaries guarantee the Company's obligations under the agreement and have granted similar liens on substantially all of their assets.

        The Credit Facility contains financial covenants relating to leverage, interest coverage, cash flow and earnings. Other covenants contained in the agreement restrict the Company's ability to, among other things, repurchase equity interests, execute mergers and asset dispositions, pay dividends and distributions and contains other covenants customary in agreements of this type.

        As of December 31, 2005, the Company was not in compliance with certain financial covenants of the Credit Facility; accordingly, the lenders were not obligated to make additional loans to the Company under the unused portion of the Revolver. The Company subsequently obtained a waiver of all violations from the bank syndicate. Effective June 30, 2006, the Company was able to amend the agreement with, among various administrative matters, revised covenant levels that are more achievable than the previous levels. In connection with the waiver and amended credit agreement, the Company agreed to pay an increased interest margin of 4.0% per annum for the six months following June 30, 2006 on the balance of the Term Loan that exceeds $51,000.

        In accordance with the credit agreement, the Company entered into interest rate swaps with a total notional amount of $30,250 outstanding as of December 31, 2005 with respect to a portion of the loans under the Credit Facility. The swaps convert the LIBOR rate in the variable rate loans to a fixed rate of 2.44%, 3.25%, and 4.39% related to $3,750, $5,000 and $21,500, respectively, for a period of five, seven and four years, respectively.

        Aggregate annual maturities of long-term debt as of December 31, 2005, excluding the convertible subordinated debentures discussed in Note 9, are as follows:

For the year ended December 31,
2006	$5,000
2007	7,000
2008	8,500
2009	12,000
2010	13,500
2011 and thereafter	14,500

$60,500

9.    CONVERTIBLE SUBORDINATED DEBENTURES

        Convertible subordinated debentures consist of the following:

	December 31,
	2004	2005
2002 Debentures:
Principal portion	$24,808	$24,808
Accrued and unpaid premium	3,056	4,450

	$27,864	$29,258

2002 Debentures

        In August 2002, the Company issued an aggregate principal amount of $51,059 in convertible subordinated debentures ("2002 Debentures") to shareholders.

        During 2003, the Company redeemed 2002 Debentures in a principal amount of $11,101, plus accrued interest of $533. Concurrently, 2002 Debentures in the principal amount of $350 (including accrued interest of $16) were converted into 67,915 ordinary shares that the Company repurchased at a price of $5.15 per share. These shares are presented as treasury shares in the consolidated balance sheets.

        In November 2004, following a distribution made to the ordinary shareholders, the Company paid the holders of outstanding debentures an aggregate amount of $21,133 of Debenture Interest (as defined below), calculated pursuant to the interest provisions of the debentures (see below discussion of debenture interest). In lieu of cash interest of $870, certain debenture holders elected to receive an equivalent value of ordinary shares (168,950 ordinary shares) that the Company repurchased at the conversion price of $5.15 per share, as calculated pursuant to the terms of the debentures. These shares are presented as treasury shares in the consolidated balance sheets.

        In December 2004, the debenture holders issued an irrevocable instruction to convert a principal amount of $35,000 of the debentures, plus $1,824 of interest, into 6,113,591 ordinary shares. The conversion consisted of $14,800 principal amount of 2002 Debentures at a conversion price of $4.59 per share and $20,200 principal amount of 2004 Debentures (as defined below) at a conversion price of $7.00 per share. Since the shares were not yet issued as of December 31, 2004, these debentures were presented in the statement of shareholders' equity as subscriptions payable. During 2005, these ordinary shares were issued to the debenture holders.

        The 2002 Debentures have a perpetual term with no stated maturity date and bear interest ("Debenture Interest") in an amount equal to that sum calculated as if the debentures participated equally and ratably with the holders of ordinary shares in all dividends and distributions paid on ordinary shares, determined as if immediately prior to each record date for payment of such dividend, all debentures then outstanding were converted into ordinary shares in the manner provided under the debenture agreement.

        At the option of the holder, the 2002 Debentures are convertible at any time into a number of ordinary shares equal to the quotient of the principal amount to be converted, plus any accrued and unpaid interest (in accordance with the terms of the Debenture Interest), divided by an original conversion price of $5.15 per share subject to adjustments in accordance with the debenture agreement. On March 31, June 30, September 30 and December 31 of each calendar year, the conversion price shall automatically be adjusted such that the conversion price is reduced, on an annual basis, by approximately 5%. The per-share conversion price of the 2002 Debentures was $4.59 and $4.37 as of December 31, 2004 and 2005, respectively. Accordingly, the 2002 Debentures were convertible into 5,676,888 ordinary shares as of December 31, 2005.

        The debentures may be redeemed, in whole or in part, at the option of the Company. In the case of the 2002 Debentures, the aggregate redemption price equals, as of any date, the greater of (i) the sum of the principal amount outstanding and the premium as of such date and (ii) the product of multiplying (x) the total number of ordinary shares that would be issuable upon conversion of the debentures immediately prior to such date, at the conversion price in effect on such date, by (y) the fair market value per share determined on such date. In other words, the redemption price of the 2002 Debentures is the greater of their carrying value or their fair market value on an as-converted basis. The December 31, 2005 carrying value of $29,258 includes the sum of the principal amount of the outstanding 2002 Debentures, plus a premium of 5 percent per annum (compounded quarterly) on the principal amount of the debentures for each year the debentures are outstanding, plus any related accrued and unpaid Debenture Interest. On the 2002 Debentures, the interaction of the premium on the redemption and conversion features of the debentures represents a perpetual pay-in-kind instrument. Therefore, interest is measured according to the fair value of the underlying additional shares to which the debentures are converted into as a result of the adjustment in the conversion prices.

2004 Debentures

        In April 2004, the Company issued an additional aggregate principal amount of $20,200 in convertible subordinated debentures ("2004 Debentures") to shareholders. The 2004 Debentures had substantially the same terms as the 2002 Debentures, except that the aggregate redemption price of the 2004 Debentures was the sum of the principal amount of the outstanding 2004 Debentures, plus any related accrued and unpaid Debenture Interest. As discussed above, the full $20,200 principal amount of 2004 Debentures were redeemed in December 2004.

        As the holders of the 2002 and 2004 Debentures are controlling shareholders and affiliates of the shareholders of the Company, the debentures are effectively redeemable at the option of the holder. Accordingly, these debentures have been classified as debt in the consolidated balance sheets.

        Interest expense recorded in 2003, 2004 and 2005 with respect to both the 2002 and 2004 Debentures was $2,354, $23,249 and $1,394, respectively.

10.    SHAREHOLDERS' EQUITY

Ordinary shares

        In November 2004, the Company made a distribution out of additional paid-in capital of approximately $1.86 per share to holders of 7,912,621 shares, at a total amount of $14,737 (including a purchase of treasury shares of $870).

        In December 2004, the debenture holders issued an irrevocable instruction to convert $35,000 principal amount of debentures into 6,113,591 ordinary shares. During 2005, these ordinary shares were issued to the debenture holders. See also Note 9.

Subscription receivable from officer

        In October 2005, the Company issued 303,952 ordinary shares for $6.58 per share for a total net consideration of $1,990 (net of issuance expenses of $10) to an officer of the Company. The price per share represents the Company's estimate of fair value. The shares were paid for by: (i) payment of $1,000 in cash and (ii) a promissory note that was issued to the Company in the amount of $1,000. The promissory note and related interest is due at the earlier of nine years from date of loan, the date of employment termination, or the consummation of an initial public offering in an amount of not less than $75,000. The note bears interest at a rate of 3.45% and is recorded as a subscription receivable in the accompanying statement of shareholders' equity and comprehensive income (loss). The payment of the note is secured by a pledge of 303,952 ordinary shares sold to the officer, as well as options to purchase 2,355,623 ordinary shares in the Company. The promissory note receivable of $1,000 is presented as a reduction of shareholders' equity. The $1,000 was repaid to the Company on September 8, 2006.

Warrants

        In August 2003, warrants to purchase up to 149,700 ordinary shares of the Company for an exercise price of $3.34 per share were granted to a consultant of the Company in exchange for consulting services. The exercise price represented the per share grant date fair value of ordinary shares. The warrants were exercisable upon their grant date and expire in August 2012. The aggregate fair value of the warrants was calculated as $185, using a Black-Scholes valuation model based upon the following assumptions: expected dividend yield of zero; expected volatility of 40 percent; expected life of 4.5 years, and a risk-free interest rate of 4 percent. The aggregate fair value was recorded as general and administrative expense at the grant date in the accompanying 2003 consolidated statement of operations.

Stock options

        In 2003, the Company adopted a stock option plan to grant options to employees up to an aggregate authorized amount of 3,502,427 ordinary shares. The authorized option pool was increased by 3,000,000 ordinary shares in July 2005 to 6,502,427 authorized shares. Options granted under the plan generally vest ratably (25%) over a four year period. The options expire ten years from the date of grant. The exercise price of option awards under the plans can be at varying prices ranging from par value to the fair market value of the share on the grant date. The Company issues new shares when options are exercised. As of December 31, 2005, 1,523,252 options are available for future grant under the plan.

        The following tables summarize the stock option activity for the years ended December 31:

	2003		2004		2005
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Options outstanding, beginning of year	—	$—	2,936,262	$3.17	2,840,631	$3.39
Options granted	2,936,262	3.17	75,000	5.15	3,115,623	6.45
Options exercised	—	—	(145,631)	0.01	—	—
Options forfeited or canceled	—	—	(25,000)	3.34	(1,122,710)	3.71

Options outstanding, end of year	2,936,262	3.17	2,840,631	3.39	4,833,544	5.28

Options exercisable	673,483	$2.62	1,188,556	$3.45	1,594,679	$3.40
Option price range per share	$0.01–3.34		$3.34–5.15		$3.34–6.58

	2003	2004	2005
Total intrinsic value (which is the amount by which the share price exceeded the exercise price of the options on the date of exercise) of options exercised during the year	—	$770	—
Total fair value of shares vested during the year	$2,895	$3,602	$2,069

        Included in the above table during 2003 and 2005, the Company granted 637,816 and 285,000, respectively, in performance-based options. As of December 31, 2003, 2004 and 2005, outstanding performance-based option shares totaled 637,816 shares, 637,816 shares and 289,102 shares, respectively. The performance requirements generally relate to the achievement of budgeted revenue, operating profit and other relevant criteria.

        The following table summarizes information about options outstanding and exercisable at December 31, 2005:

	Options outstanding			Options exercisable
Exercise Price	Shares	Weighted- average remaining contractual life	Weighted- average exercise price	Shares	Weighted- average remaining contractual life	Weighted- average exercise price
		(years)			(years)
$3.34	1,877,921	7.98	$3.34	1,560,967	7.98	$3.34
5.15	120,000	9.00	5.15	15,000	9.01	5.15
6.58	2,835,623	9.66	6.58	18,712	9.53	6.58

	4,833,544		5.29	1,594,679		3.40

        The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2005, was $5,896 and $4,795, respectively.

        A summary of the status of the Company's non-vested shares as of December 31, 2005, and changes during the year ended December 31, 2005, is as follows:

	Shares	Weighted-average grant date fair value
Non-vested at January 1, 2005	1,652,075	$3.42
Granted	3,115,623	6.45
Vested	(570,120)	3.57
Forfeited	(958,713)	3.72

Non-vested at December 31, 2005	3,238,865	6.22

        In January 2005, the Company repriced 2,840,631 options to purchase ordinary shares from an exercise price of $5.15 per share to $3.34 per share. A total of 23 employees held options, which were affected by the modification. This modification was accounted for under the provisions of FAS No. 123(R). Accordingly, the Company measured the incremental fair value resulting from the modification at the date of the modification. The incremental fair value amounted to $1,305, of which $784 was recorded as compensation expense in 2005 and the remaining amount will be recorded over the remaining vesting period of the respective options.

        Share-based compensation cost was zero for both 2003 and 2004 and was $2,300 for the year ended December 31, 2005. As of December 31, 2005, the total unrecognized share-based compensation cost was $10,180; which is expected to be recognized over a weighted-average period of approximately four years.

11.    RESTRUCTURING AND IMPAIRMENT OF INTANGIBLE ASSETS

        In April 2004, the Board of Directors approved a cost reduction plan. The cost reduction plan was accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or

Disposal Activities" and with Staff Accounting Bulletin (SAB) 100, "Restructuring and Impairment Charges." The plan provided for (i) the termination of seven employees from the following departments: four from research and development and three from sales and marketing and strategic consulting, and (ii) closing of certain duplicate facilities. In connection with the above plan, the Company recorded restructuring costs of $993 during 2004, which included $401 of employee termination costs and $592 of facility costs. As of December 31, 2004, there were no remaining liabilities related to the 2004 restructuring charge.

        In January, June, September and December 2005, the Board of Directors approved additional cost reduction plans. The cost reduction plans were accounted for in accordance with SFAS No. 146 and with SAB 100. The plans provided for (i) the termination of employees from the following departments: 5 from strategic consulting and 14 from sales and marketing and general and administrative, (ii) closing of certain duplicate facilities and (iii) the discontinuation of the development of the Workbench Suite Reservoir Software (purchased from Baker Hughes Inc. in June 2004) and another product as of September 30, 2005. As of December 31, 2005, all employee terminations had occurred. In connection with the above plans, the Company recorded restructuring costs of $1,567. In addition, other related intangible assets (acquired technology and customer relationships) of $2,394 were written off and presented as impairment expense (see also Note 6). In connection with a separate impairment review performed as of December 31, 2005 (see Note 6), the Company recorded an additional impairment of $530 related to customer relationships.

        Components of the restructuring charges, along with the impairments of other intangibles, for the year ended December 31, 2005, were as follows:

	Year ended December 31, 2005	Payments	Accrued liability as of December 31, 2005
Employee terminations	$1,551	$(904)	$647
Facility costs	16	(16)	—

	1,567	$(920)	$647

Impairment of other intangible assets	2,924

Total 2005 charge for restructuring and impairment of other intangible assets	$4,491

12.    INCOME TAXES

        The U.S. and non-U.S. components of loss before income taxes for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
U.S.	$(280)	$2,177	$(2,133)
Non-U.S.	(7,080)	(26,584)	(16,754)

	$(7,360)	$(24,407)	$(18,887)

        The provision for income taxes consists of the following for each of the three years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
Non-U.S.:
Current	$693	$999	$826
Deferred	364	610	(40)

Provision for income taxes	$1,057	$1,609	$786

        The reconciliation between the U.S. federal statutory tax rate and the Company's effective tax rate for the years ended 2003, 2004 and 2005 is as follows:

	2003	2004	2005
Expected tax benefit at U.S. federal statutory tax rate	$(2,576)	$(8,542)	$(6,610)
Increase/(reduction) resulting from:
Difference in foreign tax rates	1,683	(537)	2,766
Non-deductible interest	1,412	7,308	1,658
Non-deductible impairment	—	—	1,122
Non-deductible branch losses	(143)	319	418
Change in tax reserves	338	414	83
Change in valuation allowance	(7)	2,599	1,509
Other	350	48	(160)

Total tax provision	$1,057	$1,609	$786

Effective Tax Rate	(14.4%)	(6.6%)	(4.2%)

        At December 31, 2005, $22,571 of non-U.S. net operating loss carryforwards were available to offset future taxable income. Of this amount, $15,336 of these net operating losses have an indefinite carryforward period, and $5,852 will expire between 2014 and 2015. At December 31, 2005, approximately $2,808 of U.S. net operating loss carryforwards were available to offset future taxable income, which will expire between 2023 and 2025.

        Significant components of the Company's deferred tax assets and liabilities for U.S. and non-U.S. jurisdictions consist of the following as of December 31, 2004 and 2005:

	2004	2005
Deferred tax assets:
Reserves	$921	$859
Accrued liabilities	1,100	847
Unrealized foreign currency exchange	670	731
Net operating loss carryforwards	8,261	9,627
Other	787	636

Subtotal	11,739	12,700
Less: valuation allowance	(10,478)	(11,311)

Total deferred tax assets	1,261	1,389
Deferred tax liabilities:
Property, plant, and equipment	498	502

Net deferred tax assets	$763	$887

        The current and noncurrent components of our net deferred tax assets for US and foreign jurisdictions consist of the following as of December 31, 2004 and 2005:

	2004	2005
Current deferred tax asset	$208	$476
Non-current deferred tax asset	555	411

	$763	$887

        Management has recorded a valuation allowance against the net deferred tax asset in all jurisdictions except for Canada as management does not consider the realization of these assets to be more likely than not. The Company's valuation allowance decreased $7 in 2003 and increased $2,633 and $1,547 in 2004 and 2005, respectively.

        The Company's operations are subject to the jurisdiction of multiple tax authorities, which impose various types of taxes on the Company, including income, value added, sales and payroll taxes. Determination of taxes owed in any jurisdiction requires the interpretation of related tax laws, regulations, judicial decisions and administrative interpretations of the local tax authority. As a result, the Company is subject to tax assessments in such jurisdictions including the re-determination of taxable amounts by tax authorities that may not agree with the Company's interpretations and positions taken. To provide for potential tax exposures, the Company maintains an allowance for tax contingencies, which management believes is adequate. The Company believes that the settlement of any such amounts would not have a significant impact on the Company's consolidated financial position, results of operations and/or liquidity.

        Income taxes have not been provided for unremitted earnings. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. Therefore, no accrual of income tax has been made for these permanently reinvested earnings as there was no plan in place to repatriate any of these earnings.

13.    RELATED PARTY TRANSACTIONS

        Pursuant to an agreement with Fox Paine, an affiliate of the majority shareholder of the Company, provides financial and strategic consulting services to the Company for an annual fee of $1,100. Additionally, Fox Paine may also provide services for additional consideration, including the reimbursement of expenses in connection with certain transactions. See Note 14.

        In August 2006, the Company amended and restated its management agreement with Fox Paine. The new agreement contains the same terms as previously described for consulting services and the related fee. Upon an initial public offering by the Company, this arrangement will cease upon a payment to Fox Paine of $6,750, plus unreimbursed expenses, to terminate the management agreement.

        Pursuant to this agreement with Fox Paine, the Company paid Fox Paine consulting fees and related out-of-pocket expenses of $1,171, $2,829 and $1,757 during 2003, 2004 and 2005, respectively. Included in the 2004 expense is a $1,500 fee related to assistance provided to the Company to amend its credit facility and redeem a portion of the outstanding debentures held by the shareholders.

        In connection with the acquisition of RTD in 2004, the Company paid Fox Paine an advisory fee of $1,500, which was capitalized and allocated to the net assets acquired in the acquisition. In connection with the Earth Decision acquisition in 2006, the Company paid Fox Paine an advisory fee of $1,570, which will be capitalized and allocated to the net assets acquired.

        The Company's majority shareholder and its affiliates hold the Company's convertible subordinated debentures. See Note 9 for a detailed discussion of the debentures.

        An officer of the Company purchased shares of the Company in October 2005 in exchange for a promissory note payable to the Company. See further details in Note 10.

14.    COMMITMENTS AND CONTINGENCIES

Leases

        The Company leases certain computers under capital lease agreements. The weighted average interest rate is 5.8% as of December 31, 2005. Additionally, the Company and its subsidiaries rent their offices under various operating lease agreements, which expire on various dates. The following is a schedule of the maturities of future minimum lease payments under capital lease agreements and under non-cancelable operating lease agreements as of December 31, 2005:

Year ended December 31,	Operating Leases	Capital Leases
2006	3,683	$2,442
2007	2,540	1,512
2008	2,511	322
2009	1,947	21
2010	1,900	—
2011 and thereafter	2,228	—

Total minimum lease payments	$14,809	$4,297

Less: Interest portion		223

Present value of future minimum lease payments		$4,074

        The Company has certain operating leases containing escalating annual lease payments. These are accounted for on a straight-line basis by taking the total lease payments for the lease agreement and recognizing them ratably over the lease term. Rent expense related to operating leases for 2003, 2004 and 2005 amounted to $4,166, $4,383 and $4,544, respectively. Excluded from the above table are amounts the Company receives as sublease income from certain facilities where the Company has an operating lease. The subleases, which end on December 31, 2008, include sublease rental income amounts totaling $298 per year for 2006 through 2008.

Fee to majority shareholder

        In connection with an agreement with Fox Paine (see Note 13), the Company has the option to pay Fox Paine a $6,750 termination fee in connection with the termination of its management agreement with Fox Paine upon an initial public offering of the Company's ordinary shares.

Guarantees

        As of December 31, 2005, the Company is contingently liable in respect of guarantees issued by banks on its behalf in the amount of approximately $5,168. The guarantees granted are as follows:

	Guarantee Amount	Weighted-Average Period (in years)
Performance Guarantees	$3,568	1.8
Rent Guarantees	600	1.0
Credit Line Guarantees	1,000	1.3

401(k) Retirement Plan

        The Company established a 401(k) plan (the "Plan"), effective January 1, 2004, which is available to all domestic U.S. employees. The Plan is based on a calendar year and allows employees to contribute up to 90% of their annual compensation with a maximum tax deferred contribution of $13 for 2004 and $14 for 2005. Upon an employee's completion of six months of service and attainment of age 21, the plan provisions authorize contributions by the Company to the Plan that would match each employee's contributions by 50% up to a maximum of 6% of total compensation. Company contributions are 100% vested upon payment and totaled $273 and $266 for the years ended December 31, 2004 and 2005, respectively.

Legal Proceedings

        From time to time the Company is involved in litigation and proceedings arising out of the ordinary course of our business.

        The Company is currently involved in litigation with Landmark Graphic Corporation and Magic Earth, Inc., which are both subsidiaries of Halliburton Corporation. The litigation commenced in July 2005, when Landmark and Magic Earth filed suit against Paradigm Geophysical Corp. ("PGC"), the Company's subsidiary incorporated in Delaware, in the United States District Court for the Southern District of Texas. Landmark and Magic Earth originally alleged that, specifically, PGC's 3D Propagator, Reservoir Navigator and VoxelGeo products infringed three patents, United States Patent Nos. 6,765,570, 5,570,106 and 5,615,171, held by Landmark and Magic Earth. In February 2006, the Company entered into an alternate dispute resolution agreement, pursuant to which the case filed by Landmark and Magic Earth against PGC was dismissed without prejudice to allow settlement discussions to proceed. When settlement discussions proved unsuccessful in May 2006, PGC filed suit against Landmark, Magic Earth and two former officers of Magic Earth in the United States District Court for the Southern District of Texas, alleging fraud and misrepresentation, breach of contract, unjust enrichment, unfair competition, copyright infringement and misappropriation of trade secrets, and seeking declaratory judgment that: (1) the Company owns U.S. Patent No. 6,765,570 and the associated computer code; (2) Landmark and Magic Earth infringe the patent; (3) U.S Patent No. 6,765,570 patent is invalid and not infringed by the Company's Reservoir Navigator and VoxelGeo Products; and (4) such patent is unenforceable due to inequitable conduct. In June 2006, Landmark and Magic Earth refiled its claim against the Company and Seismic Technology reasserting their infringement claim relating to United States Patent No. 6,765,570. Although Landmark and Magic Earth have not reasserted their claims against the Company as to United States Patent Nos. 5,570,106 and 5,615,171 and no longer specifically refer to the Company's 3D Propagator product, there is no assurance that those claims will not be reasserted at a later date. In June 2006, the Company's complaint was consolidated with Landmark's case.

        Landmark and Magic Earth are seeking damages and an injunction related to the alleged infringement of Reservoir Navigator and VoxelGeo and alleged damages from "related workflows and services." In August 2006, Landmark, Magic Earth and the two individual defendants moved to dismiss several of the Company's claims, including fraud and breach of contract. These motions have not been decided. The Company intends to continue vigorously pursuing the Company's lawsuit against Landmark and Magic Earth and defending against their lawsuit. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs and potentially in future periods.

        On December 20, 2005, Landmark Graphic Corporation sent a letter to Earth Decision alleging infringement of United States Patent Application No. 10/628,781 and United States Patent Nos. 6,690,820 and 7,765,570. As of September 15, 2006, no suit had been filed regarding these allegations.

15.    INTEREST EXPENSE, NET

        Interest expense, net, excludes interest on convertible subordinated debentures and consists of the following:

	Year ended December 31,
	2003	2004	2005
Income:
Interest earned on cash and cash equivalents	$(107)	$(98)	$(144)
Change in fair value of interest rate swaps	—	(53)	(355)
Expenses:
Bank commissions and other	174	481	478
Interest expense on debt	941	1,750	4,181
Interest on capital leases of equipment	19	119	137
Amortization of debt issuance costs	205	440	928

	$1,232	$2,639	$5,225

16.    OTHER EXPENSES, NET

        Other expenses, net, consist of the following:

	Year ended December 31,
	2003	2004	2005
Foreign currency exchange differences	$747	$306	$397
Minority interest	—	—	222

	$747	$306	$619

17.    GEOGRAPHIC INFORMATION

        The Company operates as a single segment principally in seven geographic areas. These geographic areas include the United States of America (USA); Canada, Mexico and South America (LATAM); Europe, Africa and the Middle East (EAME); Russia and Kazakhstan (CIS); Asia and the Pacific (ASPAC) and China. The Company reports revenues in the country where software is delivered or where our maintenance and strategic consulting services are performed. Revenues and long-lived assets for these geographic areas consist of the following:

	Year ended December 31,
	2003	%	2004	%	2005	%
Revenues
United States	$12,845	17%	$23,337	26%	$21,720	22%
Canada	5,576	8	9,059	10	10,558	11
LATAM	8,705	12	10,434	12	11,905	12
EAME	19,913	27	20,238	23	23,310	24
ASPAC	15,899	22	16,873	19	16,041	16
CIS	6,146	8	5,589	6	9,341	9
China	4,098	6	3,390	4	5,811	6

	$73,182	100%	$88,920	100%	$98,686	100%

	As of December 31,
	2004	%	2005	%
Long-lived assets
United States	$14,685	14%	$10,697	11%
Canada	12,145	11	12,849	13
LATAM	295	1	617	1
EAME	5,634	5	13,547	14
ASPAC	4,747	4	1,984	2
CIS	747	1	927	1
China	1,033	1	367	1
Corporate and other	66,372	63	54,416	57

	$105,658	100%	$95,404	100%

18.    SUBSEQUENT EVENTS

Acquisition of Earth Decision Sciences S.A.

        Through a series of transactions between August 11, 2006 and September 12, 2006, the Company completed an acquisition of Earth Decision Sciences S.A. ("Earth Decision"), a leading provider of solid earth modeling software. The total purchase price of $55,978 consisted of 2,932,605 shares of the Company's ordinary shares, $8,944 aggregate principal amount of the Company's convertible subordinated debentures, $2,743 in cash, the Company's obligation to issue an additional 1,006,578 shares and $3,070 aggregate principal amount of convertible subordinated debentures upon the conversion of certain Earth Decision options and preferred securities and $5,177 in transaction fees and expenses. An additional 616,916 ordinary shares of the Company may be issued subject to an earn-out arrangement based on the achievement of certain financial goals through December 31, 2006. In connection with the acquisition, the Company paid $1,570 in August 2006 to its majority shareholder as an advisory fee for the acquisition.

PARADIGM GEOTECHNOLOGY B.V.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	December 31, 2005	June 30, 2006
		(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,338	$13,026
Trade receivables, net	24,362	27,131
Unbilled receivables	2,784	1,990
Prepaids and other current assets	6,289	6,847

Total current assets	43,773	48,994

Property and equipment, net	15,934	13,234
Goodwill	55,138	55,557
Other intangible assets, net	24,332	23,576
Other long-term assets	5,495	5,720

Total assets	$144,672	$147,081

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$6,330	$6,178
Accrued liabilities	14,986	13,847
Accrued liability to majority shareholder	1,561	576
Short-term debt	4,144	—
Current maturities of long-term debt	5,000	6,000
Current maturities of capital lease obligations	2,418	1,895
Deferred revenues	10,135	19,246

Total current liabilities	44,574	47,742

Long-term debt, net of current maturities	55,500	52,000
Capital lease obligations, net of current maturities	1,656	898
Subordinated debentures	29,258	30,731
Accrued severance pay obligation	5,053	4,982

Total long-term liabilities	91,467	88,611

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Share capital, par value $0.01 per share; 30,000,000 shares authorized; 14,567,029 shares issued	159	159
Additional paid-in capital	69,244	70,786
Subscription receivable	(1,000)	(1,000)
Treasury shares, at cost (236,865 shares)	(1,220)	(1,220)
Accumulated other comprehensive income	1,935	2,448
Accumulated deficit	(60,487)	(60,445)

Total shareholders' equity	8,631	10,728

Total liabilities and shareholders' equity	$144,672	$147,081

The accompanying notes are an integral part of these statements.

PARADIGM GEOTECHNOLOGY B.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

	Six Months Ended June 30
	2005	2006
	(unaudited)
REVENUES:
Software licenses and products	$17,343	$27,238
Maintenance and support	16,499	19,221
Strategic consulting	13,339	15,168

Total	47,181	61,627

COST OF REVENUES:
Software licenses and products	1,547	5,822
Maintenance and support	6,194	6,756
Strategic consulting	12,943	14,428

Total	20,684	27,006

GROSS PROFIT	26,497	34,621
OPERATING EXPENSES:
Sales and marketing	8,802	9,782
Research and development	9,428	9,760
General and administrative	7,075	9,373
Amortization of intangibles	1,144	1,094
Related party fees and expenses	552	577
Restructuring and other impairment costs	829	—

Total operating expenses	27,830	30,586

OPERATING INCOME (LOSS)	(1,333)	4,035
INTEREST AND OTHER EXPENSE:
Interest expense, net	(2,870)	(2,192)
Interest expense on convertible subordinated debentures	(688)	(1,473)
Other expense, net	(237)	(167)

	(3,795)	(3,832)
INCOME (LOSS) BEFORE INCOME TAXES	(5,128)	203
PROVISION FOR INCOME TAXES	209	161

NET INCOME (LOSS)	$(5,337)	$42

EARNINGS (LOSS) PER SHARE:
Basic	$(0.67)	$—
Diluted	$(0.67)	$—
WEIGHTED-AVERAGE SHARES OUTSTANDING
Basic	7,912,621	14,330,164
Diluted	7,912,621	17,064,697

The accompanying notes are an integral part of these statements.

PARADIGM GEOTECHNOLOGY B.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Six Months Ended June 30,
	2005	2006
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,337)	$42
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,069	5,731
Provision for bad debts	640	10
Share-based compensation for employees and consultants	1,195	1,542
Amortization of debt issuance costs	466	300
(Gains) losses on interest rate swaps	(293)	(525)
Non-cash interest on convertible subordinated debentures	688	1,473
Changes in working capital accounts:
Decrease (increase) in trade receivables and unbilled trade receivables	1,112	(1,842)
Decrease (increase) in prepaids and other assets	(300)	(535)
Increase (decrease) in accounts payable and accrued liabilities	544	(2,409)
Increase (decrease) in deferred revenues	4,896	9,024
Increase (decrease) in accrued severance pay	(201)	(101)

Net cash provided by operating activities	8,479	12,710

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, net of capital leases	(2,863)	(1,847)
Payment for acquisition of a consolidated subsidiaries	—	(314)

Net cash used in investing activities	(2,863)	(2,161)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt	500	—
Repayments of debt	(2,442)	(6,644)
Payments on capital lease obligations	(955)	(1,288)

Net cash used in financing activities	(2,897)	(7,932)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(67)	71
INCREASE IN CASH AND CASH EQUIVALENTS	2,652	2,688
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,444	10,338

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,096	$13,026

The accompanying notes are an integral part of these statements.

PARADIGM GEOTECHNOLOGY B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

        Paradigm Geotechnology B.V. is a private limited liability company organized under the laws of The Netherlands (the "Company"), provides enterprise software solutions to the global oil and natural gas exploration and production industry. The Company's software enables its customers to more efficiently locate new oil and natural gas reservoirs and optimize production from new and existing reservoirs. Customers use the Company's integrated software suite to create dynamic digital models of the Earth's subsurface by analyzing and interpreting vast amounts of data from a wide variety of sources. The Company also provides strategic consulting to its customers to assist them in their efforts to realize greater returns by helping them to improve their exploration and production of oil and natural gas.

        The accompanying unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, except as otherwise noted, necessary for their fair presentation. These unaudited consolidated financial statements and the notes thereto have been prepared in accordance with the Instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all disclosures required by accounting principles generally accepted in the United States of America and Regulation S-X for annual financial statements.

        Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006 or any other period. These interim financial statements should be read in conjunction with the Company's latest annual consolidated financial statements and footnotes thereto included elsewhere in this prospectus.

        On September 1, 2006, Paradigm Ltd. was formed to become the holding company of the Company at or prior to the completion of Paradigm Ltd.'s initial public offering. Certain holders of Paradigm Geotechnology B.V. ordinary shares will have rights to exchange those shares for Class B ordinary shares of Paradigm Ltd. As a result of these exchanges, Paradigm Ltd. will become the holding company of Paradigm Geotechnology B.V. The board of directors of Paradigm Ltd. has also approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of its Class A ordinary shares.

Significant Customers

        For the six months ended June 30, 2005 and 2006, no single customer accounted for 10% or more of the Company's total revenues.

Significant Accounting Policies

        The Company's significant accounting policies are described in the Company's consolidated financial statements for the years ended December 31, 2004 and 2005. There have been no changes to the Company's significant accounting policies except as described below.

Stock-Based Compensation

        The weighted average estimated per share fair value of stock options granted was $2.41 and $3.35, during the six months ended June 30, 2005 and 2006, respectively. These estimates were calculated by the Company using a Black-Scholes pricing model with the following assumptions.

	2005	2006
Volatility	37.00%	37.00%
Weighted-average estimated life	6.9 years	6.9 years
Weighted-average risk-free interest rate	4.02%	4.60%
Dividend yield	0.00%	0.00%

2.    NET INCOME (LOSS) PER SHARE

        For the six months ended June 30, 2005, stock options and awards covering 2,915,631 shares were excluded from the computation of diluted earnings (loss) per share because their effect would have been antidilutive. Additionally, the subordinated convertible debt was convertible into 5,549,888 shares and 5,821,447 shares as of June 30, 2005 and 2006, respectively, which were also excluded from the computation of diluted earnings (loss) per share for both periods because their effect would have been antidilutive. The following table reconciles the numerator and denominator of the basic and diluted earnings per share calculation for the six months ended June 30, 2006.

2006
Numerator:
Net income	$42
Denominator:
Basic weighted-average common shares outstanding	14,330,164
Plus: Incremental share from dilutive stock options and warrants	2,734,533

Weighted average common shares outstanding-diluted	17,064,697

Earnings (loss) per share:
Basic	$—
Diluted	$—

3.    CREDIT FACILITY

        In 2006, the Credit Facility was amended primarily to revise financial covenants to more achievable levels in response to covenant violations as of December 31, 2005, which were waived by the bank. As of June 30, 2006, the Company had $7,000 of borrowings availability under its Revolver and was in compliance with its covenants under the Credit Facility.

4.    SHAREHOLDERS' EQUITY

        Stock options

        The following tables summarize the stock option activity for the six months ended June 30, 2006:

	2006
	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	4,833,544	$5.28
Options granted	615,000	6.58
Options forfeited or canceled	(126,868)	3.47

Options outstanding, end of period	5,321,676	5.48

Options exercisable	1,546,763

Option price range per share	$3.34–6.58

        During the six months ended June 30, 2006, the Company granted 201,000 in performance-based options. As of June 30, 2006, outstanding performance-based option shares totaled 487,398 shares.

        The aggregate intrinsic value of options outstanding and exercisable as of June 30, 2006, was $19,530 and $8,858, respectively.

        Share-based compensation cost was $1,185 and $1,542 for the six months ended June 30, 2005 and 2006, respectively. As of June 30, 2006, the total unrecognized share-based compensation cost was $8,914, and is expected to be recognized over a weighted-average period of approximately four years.

5.    COMMITMENTS AND CONTINGENCIES

Fee to majority shareholder

        In August 2006, the Company amended and restated its management agreement with Fox Paine (see Note 13 of the audit of the 2003, 2004 and 2005 consolidated financial statements included herein). The new agreement contains the same terms as previously described for consulting services and the related fee, except for the termination fee. Upon an initial public offering by the Company, this arrangement will cease upon a payment to Fox Paine of $6,750 to terminate the management agreement.

Legal Proceedings

        From time to time we are involved in litigation and proceedings arising out of the ordinary course of our business.

        The Company is currently involved in litigation with Landmark Graphic Corporation and Magic Earth, Inc., which are both subsidiaries of Halliburton Corporation. The litigation commenced in July 2005, when Landmark and Magic Earth filed suit against Paradigm Geophysical Corp ("PGC"), the Company's subsidiary incorporated in Delaware, in the United States District Court for the Southern District of Texas. Landmark and Magic Earth originally alleged that, specifically, PGC's 3D

Propagator, Reservoir Navigator and VoxelGeo products infringed three patents, United States Patent Nos. 6,765,570, 5,570,106 and 5,615,171, held by Landmark and Magic Earth. In February 2006, the Company entered into an alternate dispute resolution agreement, pursuant to which the case filed by Landmark and Magic Earth against PGC was dismissed without prejudice to allow settlement discussions to proceed. When settlement discussions proved unsuccessful in May 2006, PGC filed suit against Landmark, Magic Earth and two former officers of Magic Earth in the United States District Court for the Southern District of Texas, alleging fraud and misrepresentation, breach of contract, unjust enrichment, unfair competition, copyright infringement and misappropriation of trade secrets, and seeking declaratory judgment that: (1) the Company owns U.S. Patent No. 6,765,570 and the associated computer code; (2) Landmark and Magic Earth infringe the patent; (3) U.S Patent No. 6,765,570 patent is invalid and not infringed by the Company's Reservoir Navigator and VoxelGeo Products; and (4) such patent is unenforceable due to inequitable conduct. In June 2006, Landmark and Magic Earth refiled its claim against the Company and Seismic Technology reasserting their infringement claim relating to United States Patent No. 6,765,570. Although Landmark and Magic Earth have not reasserted their claims against the Company as to United States Patent Nos. 5,570,106 and 5,615,171 and no longer specifically refer to the Company's 3D Propagator product, there is no assurance that those claims will not be reasserted at a later date. In June 2006, the Company's complaint was consolidated with Landmark's case.

        Landmark and Magic Earth are seeking damages and an injunction related to the alleged infringement of Reservoir Navigator and VoxelGeo and alleged damages from "related workflows and services." In August 2006, Landmark, Magic Earth and the two individual defendants moved to dismiss several of the Company's claims, including fraud and breach of contract. These motions have not been decided. The Company intends to continue vigorously pursuing the Company's lawsuit against Landmark and Magic Earth and defending against their lawsuit. The Company does not believe that the outcome will have a significant adverse effect on the Company's consolidated financial position, results of operations or cash flows. Litigation is subject to inherent uncertainties. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs and potentially in future periods.

        On December 20, 2005, Landmark Graphic Corporation sent a letter to Earth Decision alleging infringement of United States Patent Application No. 10/628,781 and United States Patent Nos. 6,690,820 and 7,765,570. As of September 15, 2006, no suit has been filed regarding these allegations.

6.    RELATED PARTY BALANCES AND TRANSACTIONS

        On September 8, 2006, an officer of the Company repaid a $1,000 promissory note to the Company related to the officer's purchase from the Company of ordinary shares of the Company.

7.    SUBSEQUENT EVENTS

Acquisition of Earth Decision Sciences S.A.

        Through a series of transactions between August 11, 2006 and September 12, 2006, the Company completed an acquisition of Earth Decision Sciences S.A. ("Earth Decision"), a leading provider of solid earth modeling software. The total purchase price of $55,978 consisted of 2,932,605 shares of the

Company's ordinary shares, $8,944 aggregate face amount of the Company's convertible subordinated debentures, $2,743 in cash, the Company's obligation to issue an additional 1,006,578 shares and $3,070 aggregate principal amount of convertible subordinated debentures upon the conversion of certain Earth Decision options and preferred securities and $5,177 in transaction fees and expenses. An additional 616,916 ordinary shares of the Company may be issued subject to an earn-out arrangement based on the achievement of certain financial goals through December 31, 2006. In connection with the acquisition, the Company paid $1,570 in August 2006 to its majority shareholder as an advisory fee for the acquisition.

PARADIGM LTD.
UNAUDITED BALANCE SHEET

As of September 19, 2006 (Date of Capitalization)
ASSETS
Cash	$1
Deferred offering costs	41,900

Total assets	$41,901

LIABILITY AND SHAREHOLDER'S EQUITY
Payable to affiliate	$41,900
Share capital (900,000,000 ordinary shares authorized, par value $0.0001 per share; 1 ordinary share issued and outstanding; 100,000,000 preferred shares authorized, par value $0.0001 per share; no preferred shares issued and outstanding)	1

Total liability and shareholder's equity	$41,901

The accompanying notes are an integral part of this statement.

PARADIGM LTD.
NOTES TO UNAUDITED BALANCE SHEET
As of September 19, 2006 (Date of Capitalization)

1.
GENERAL

        Paradigm Ltd. (the "Company") was incorporated on September 1, 2006 in the Cayman Islands. The board of directors of the Company has approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering ("the Offering") of its Class A ordinary shares.

2.
DEFERRED OFFERING COSTS

        In connection with the Offering, Paradigm Geotechnology B.V., an affiliate of the Company, paid filing fees on behalf of the Company. These costs have been capitalized until completion of the Offering at which point they will be recorded as a reduction of equity raised in the Offering.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commission, paid or to be paid by the registrant in connection with the sale of Class A ordinary shares being registered hereby. All amounts shown, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee, are estimates.

Amount
Securities and Exchange Commission registration fee	$21,400
National Association of Securities Dealers Inc. filing fee	$20,500
Nasdaq Global Market listing fee	*
Printing and engraving expenses	*
Transfer agent and registrar fees and expenses	*
Legal fees and expenses	*
Accountants' fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Miscellaneous expenses	*

Total	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        The registrant is incorporated under the laws of the Cayman Islands. As such, it is subject to and governed by the laws of the Cayman Islands with respect to the indemnification provisions. Although The Companies Law (2004 Revision) of the Cayman Islands does not specifically restrict a Cayman Islands company's ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain English case law (which is likely to be persuasive in the Cayman Islands), however, indicate that the indemnification is generally permissible, unless there had been fraud or willful default on the part of the director or officer in question.

        The registrant's amended and restated memorandum articles of association provide for the indemnification of its directors and officers. Specifically, under the indemnification provisions, the registrant will indemnify its directors and officers to the fullest extent permitted by law against liabilities that are incurred by the directors or officers while executing the duties of their respective offices. The directors and officers, however, will not be entitled to the indemnification if they incurred the liabilities through their own willful default or fraud.

        Pursuant to an Indemnity Agreement dated August 13, 2002, the registrant's subsidiaries, Paradigm Geotechnology B.V. and Paradigm Geophysical Ltd., agreed to indemnify Fox Paine, its members, employees, agents, affiliates, or controlling persons in the event that Fox Paine or any of its members, employees, agents, affiliates or controlling persons becomes involved in any action, claim, proceeding or investigation arising out of the engagement by the subsidiaries of Fox Paine or Fox Paine's performance of services pursuant to its obligations under the management agreement with Paradigm Geophysical Ltd.

        The registrant's subsidiaries agreed to indemnify, defend and hold harmless Fox Paine, its members, employees, agents, affiliates or controlling persons to the fullest extent permitted under applicable law, including advancement of expenses. The registrant's subsidiaries agreed that, without Fox Paine's prior written consent, they will not settle, compromise or consent to a judgment in any

II-i

pending or threatened claim, action, investigation or proceeding with respect to the indemnity agreement unless the settlement includes an unconditional release of Fox Paine, its members, employees, agents, affiliates and controlling persons. The registrant's subsidiaries agreed that Fox Paine, its members, employees, agents, affiliates or controlling persons will not have liability to the registrants' subsidiaries, our security holders or our creditors in connection with Fox Paine's performance of services pursuant to the management agreement, unless the loss resulted from Fox Paine's bad faith or gross negligence and is a final judgment by a court of competent jurisdiction. The indemnity agreement will not terminate upon the expiration of the management agreement.

Item 15.    Recent Sales of Unregistered Securities

        In the three years prior to the filing of this registration statement, the registrant issued the following unregistered securities:

  1.
  Upon the incorporation of the registrant on September 12, 2006, one subscriber share was issued to the incorporator, Jonathan Culshaw, which share was repurchased by the registrant on September 19, 2006. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

  2.
  On September 19, 2006, the registrant issued an aggregate of 1,000 ordinary shares, par value $0.0001 per share, to Paradigm Geotechnology Holdings Ltd. for $1.00. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

  3.
  On September 19, 2006, the registrant entered into an exchange agreement with six of its officers and directors as well as other shareholders of Paradigm Geotechnology B.V. pursuant to which each such person irrevocably agreed to acquire 15,124,573 of the registrant's ordinary shares, in exchange for an equivalent number of shares of Paradigm Geotechnology B.V. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering. The exchange agreement pursuant to which such issuances were effected will be filed as an exhibit to this registration statement.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of Paradigm Ltd.
4.1*	Specimen Class A ordinary share certificate
4.2*	Exchange Agreement dated as of September 19, 2006 by and among Paradigm Ltd. and the Investors named therein
4.3	Amended and Restated Shareholders' Agreement dated August 11, 2006, by and among Paradigm Geotechnology B.V. and the shareholders named therein
5.1*	Legal opinion of Walkers
10.1	Amended and Restated Share Purchase and Contribution Agreement dated August 11, 2006, by and among Paradigm Geotechnology B.V., Paradigm Geotechnology Holdings B.V. and the sellers named therein

II-ii

10.2	Amended and Restated Management Agreement dated August 11, 2006, between Paradigm Geophysical Ltd. and Fox Paine & Company, LLC
10.3	Amendment to the Amended and Restated Management Agreement, dated September 18, 2006 between Paradigm Geophysical Ltd. and Fox Paine & Company, LLC
10.4*	Second Supplemental Facility Agreement dated June 30, 2006, between Paradigm Geotechnology B.V. and the other borrowers named therein and The Governor and Company of the Bank of Scotland
10.5	VoxelGeo License Agreement dated August 25, 1995, by and between Vital Images, Inc. and Cogniseis Development, Inc.
10.6	Letter Agreement dated October 6, 1997, by and between GeoScience and CogniSeis and Vital Images
10.7	Indemnity Agreement dated August 13, 2002 among Paradigm Geophysical B.V., Paradigm Geotechnology Ltd. and Fox Paine & Company, LLC
10.8	Paradigm Geotechnology B.V. Stock Option Plan dated November 24, 2003
10.9	License Agreement dated November 3, 2003 between Total SA, La Companaignie Generale de Geophysique, Jean Laurent Mallet and Earth Decision
10.10	Employment Agreement dated August 11, 2006 between Jean-Claude Dulac and Paradigm Geophysical Corp.
10.11	Letter Agreement dated October 3, 2005 between Eldad Weiss and Paradigm Geophysical Ltd. and Paradigm Geotechnology B.V.
10.12	Stock Subscription Agreement dated August 11, 2006 among Paradigm Geotechnology B.V. and purchasers named therein
10.13*	Amended and Restated Employment Agreement between Paradigm and John W. Gibson, Jr.
10.14*	Amended and Restated Employment Agreement between Paradigm and Jorge Machnizh
10.15*	Amended and Restated Employment Agreement between Paradigm and Elijio Serrano
10.16*	Amended and Restated Employment Agreement between Paradigm and David A. Verdun
10.17*	Earth Decision 2001 Stock Option Plan
10.18*	Earth Decision 2003 Stock Option Plan
10.19*	Earth Decision 2001 Warrant Plan
10.20*	Earth Decision 2003 Warrant Plan
10.21*	Earth Decision 2005 Warrant Plan
11.1*	Statement regarding computation of per share earnings
16.1*	Letter regarding change in certifying accountant
21.1*	Subsidiaries
23.1	Consent of Grant Thornton LLP
23.2*	Consent of Walkers (included in Exhibit 5.1)

II-iii

24.1	Power of Attorney (set forth on the signature page to this registration statement)

*
To be filed by amendment.

Item 17.    Undertakings.

        (1)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (2)   The undersigned registrant hereby undertakes that:

          (i)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (ii)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-iv

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on September 20, 2006.

PARADIGM LTD.
By:	/s/ JOHN W. GIBSON, JR. Name: John W. Gibson, Jr. Title: Chief Executive Officer & President

Power of Attorney

        Each person whose signature appears below hereby constitutes and appoints W. Dexter Paine, III and Troy W. Thacker, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments or supplements hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons, in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN W. GIBSON, JR. John W. Gibson, Jr.	Chief Executive Officer, President & Director (Principal Executive Officer)	September 20, 2006
/s/ ELIJIO V. SERRANO Elijio V. Serrano	Chief Financial Officer (Principal Financial and Accounting Officer)	September 20, 2006
/s/ SAUL A. FOX Saul A. Fox	Chairman of the Board of Directors	September 20, 2006
/s/ W. DEXTER PAINE, III W. Dexter Paine, III	Director	September 20, 2006
/s/ TROY W. THACKER Troy W. Thacker	Director	September 20, 2006
/s/ ELDAD WEISS Eldad Weiss	Director	September 20, 2006

II-v

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of Paradigm Ltd.
4.1*	Specimen Class A ordinary share certificate
4.2*	Exchange Agreement dated as of September 19, 2006 by and among Paradigm Ltd. and the Investors named therein
4.3	Amended and Restated Shareholders' Agreement dated August 11, 2006, by and among Paradigm Geotechnology B.V. and the shareholders named therein
5.1*	Legal opinion of Walkers
10.1	Amended and Restated Share Purchase and Contribution Agreement dated August 11, 2006, by and among Paradigm Geotechnology B.V., Paradigm Geotechnology Holdings B.V. and the sellers named therein
10.2	Amended and Restated Management Agreement dated August 11, 2006, between Paradigm Geophysical Ltd. and Fox Paine & Company, LLC
10.3	Amendment to the Amended and Restated Management Agreement, dated September 18, 2006 between Paradigm Geophysical Ltd. and Fox Paine & Company, LLC.
10.4*	Second Supplemental Facility Agreement dated June 30, 2006, between Paradigm Geotechnology B.V. and the other borrowers named therein and The Governor and Company of the Bank of Scotland
10.5	VoxelGeo License Agreement dated August 25, 1995, by and between Vital Images, Inc. and Cogniseis Development, Inc.
10.6	Letter Agreement dated October 6, 1997, by and between GeoScience and CogniSeis and Vital Images
10.7	Indemnity Agreement dated August 13, 2002 among Paradigm Geophysical B.V., Paradigm Geotechnology Ltd. and Fox Paine & Company, LLC
10.8	Paradigm Geotechnology B.V. Stock Option Plan dated November 24, 2003
10.9	License Agreement dated November 3, 2003 between Total SA, La Companaignie Generale de Geophysique, Jean Laurent Mallet and Earth Decision
10.10	Employment Agreement dated August 11, 2006 between Jean-Claude Dulac and Paradigm Geophysical Corp.
10.11	Letter Agreement dated October 3, 2005 between Eldad Weiss and Paradigm Geophysical Ltd. and Paradigm Geotechnology B.V.
10.12	Stock Subscription Agreement dated August 11, 2006 among Paradigm Geotechnology B.V. and purchasers named therein
10.13*	Amended and Restated Employment Agreement between Paradigm and John W. Gibson, Jr.
10.14*	Amended and Restated Employment Agreement between Paradigm and Jorge Machnizh
10.15*	Amended and Restated Employment Agreement between Paradigm and Elijio Serrano
10.16*	Amended and Restated Employment Agreement between Paradigm and David A. Verdun
10.17*	Earth Decision 2001 Stock Option Plan
10.18*	Earth Decision 2003 Stock Option Plan
10.19*	Earth Decision 2001 Warrant Plan
10.20*	Earth Decision 2003 Warrant Plan
10.21*	Earth Decision 2005 Warrant Plan
11.1*	Statement regarding computation of per share earnings

16.1*	Letter regarding change in certifying accountant
21.1*	Subsidiaries
23.1	Consent of Grant Thornton LLP
23.2*	Consent of Walkers (included in Exhibit 5.1)
24.1	Power of Attorney (set forth on the signature page to this registration statement)

*
To be filed by amendment.